As filed with the Securities and Exchange Commission on July 1, 2014

Registration No. 333-

811- 06320

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 4	☐

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT

(Exact Name of Registrant)

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company of New York)

440 Mamaroneck Avenue

Harrison, NY 10528

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (800) 333-6524

Darin D. Smith, Esq.

Transamerica Financial Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:

Flexible Premium Individual Deferred Variable Annuity Contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PORTFOLIO PLUS

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

ML of New York Variable Annuity Separate Account

Supplement Dated July 1, 2014

to the

Prospectus dated May 1, 1993, as Supplemented

Home Office: 440 Mamaroneck Avenue

Harrison, New York 10528

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Financial Life Insurance Company (“TFLIC”) is amending the prospectus for Portfolio Plus contracts (the “Contracts”) for the purpose of providing information regarding the merger (the “Merger”) of the insurance company on your Contract, Transamerica Advisors Life Insurance Company of New York (“TALICNY”), with and into TFLIC.

TALICNY no longer sells the Contracts. Following the Merger, TFLIC will not sell the former TALICNY Contracts.

Effective on or about July 1, 2014, TALICNY merged with and into its affiliate TFLIC. Before the Merger, TALICNY was the insurance company on the Contracts. Upon consummation of the Merger, TALICNY’s corporate existence ceased by operation of law, and TFLIC assumed legal ownership of all of the assets of TALICNY, including the ML of New York Variable Annuity Separate Account (the “separate account”) funds the Contracts, and the assets of the separate account. As a result of the merger, TFLIC became responsible for all liabilities and obligations of TALICNY, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TFLIC.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change to the company that provides your Contract benefits from TALICNY to TFLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from TFLIC that reflects the change from TALICNY to TFLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect TALICNY in correspondence and disclosure to you.

The following are the available investment options:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
BlackRock Variable Series Funds, Inc. – Class I Shares
BlackRock Basic Value V.I. Fund	BlackRock Basic Value V.I. Fund	BlackRock Advisors, LLC
BlackRock Global Allocation V.I. Fund	BlackRock Global Allocation V.I. Fund	BlackRock Advisors, LLC
BlackRock Global Opportunities V.I. Fund	BlackRock Global Opportunities V.I. Fund	BlackRock Advisors, LLC
BlackRock High Yield V.I. Fund	BlackRock High Yield V.I. Fund	BlackRock Advisors, LLC
BlackRock International V.I. Fund	BlackRock International V.I. Fund	BlackRock Advisors, LLC
BlackRock Large Cap Core V.I. Fund	BlackRock Large Cap Core V.I. Fund	BlackRock Advisors, LLC
BlackRock Money Market V.I. Fund	BlackRock Money Market V.I. Fund	BlackRock Advisors, LLC
BlackRock S&P 500 Index V.I. Fund	BlackRock S&P 500 Index V.I. Fund	BlackRock Advisors, LLC
BlackRock Total Return V.I. Fund	BlackRock Total Return V.I. Fund	BlackRock Advisors, LLC
BlackRock Value Opportunities V.I. Fund	BlackRock Value Opportunities V.I. Fund	BlackRock Advisors, LLC

Additional Information:

The following subaccount were closed to new investments on December 6, 1996:

BlackRock Variable Series Funds, Inc. – Class I Shares
BlackRock Managed Volatility V.I. Fund	BlackRock Managed Volatility V.I. Fund	BlackRock Advisors, LLC

The following hereby replaces the ML Life Insurance Company of New York section of the prospectus:

Transamerica Financial Life Insurance Company

Transamerica Financial Life Insurance Company was incorporated under the laws of the State of New York on October 3, 1947. It is engaged in the sale of life and health insurance and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is located at 440 Mamaroneck Avenue, Harrison, New York 10528, and is licensed in all states and the District of Columbia.

All obligations arising under the Contracts, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly, no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the Contracts.

The following hereby replaces the Financial Statements section of the prospectus:

Financial Statements

Financial statements for Transamerica Advisors Life Insurance Company of New York and ML of New York Variable Annuity Separate Account can be found in the Statement of Additional Information available upon request and without charge. This information can be obtained by writing or calling Transamerica Advisors Life Insurance Company of New York at the home office address or telephone number set forth above.

The following updates the Distribution of the Contracts section of the prospectus:

The Contracts are no longer sold to new purchasers.

The following hereby replaces the Legal Proceedings section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Contract and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract.

The following hereby replaces the Experts section of the prospectus:

Independent Registered Public Accounting Firm

The financial statements of the ML of New York Variable Annuity Account, at December 31, 2013 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, Suite 3000, 801 Grand Avenue, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon their reports given on their authority as experts in accounting and auditing.

TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY Merrill Lynch Life Variable Annuity Separate Account Supplement Dated May 1, 2013 to the Prospectus For PORTFOLIO PLUS (Dated May 1, 2002)	TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY OF NEW YORK ML of New York Variable Annuity Separate Account Supplement Dated May 1, 2013 to the Prospectus For PORTFOLIO PLUS (Dated May 1, 1993)

The following hereby amends and supplements your prospectus:

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY

Merrill Lynch Life Variable Annuity

Separate Account

Supplement Dated September 9, 2010

to the

Prospectus For

PORTFOLIO PLUS (Dated May 1, 2002)

TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY OF NEW YORK

ML of New York Variable Annuity

Separate Account

Supplement Dated September 9, 2011

to the

Prospectus For

PORTFOLIO PLUS (Dated May 1, 1993)

This supplement updates the Prospectus for Portfolio Plus® issued by Transamerica Advisors Life Insurance Company and Transamerica Advisors Life Insurance Company of New York.

Effective on or about October 1, 2011 the following fund name changes will occur:

Current Fund Name	New Fund Name
BlackRock High Income V. I. Fund	BlackRock High Yield V. I. Fund
BlackRock International Value V. I. Fund	BlackRock International V. I. Fund

Because of this change, all references in the Prospectus to the funds listed will be changed.

ML LIFE INSURANCE COMPANY OF NEW YORK

ML of New York Variable Annuity

Separate Account A

Supplement Dated July 30, 2010

to the Prospectuses For

MERRILL LYNCH INVESTOR CHOICE

ANNUITY (Investor Series)

(Dated May 1, 2010)

RETIREMENT POWER

(Dated May 1, 2004)

RETIREMENT OPTIMIZER

(Dated May 1, 2004)

RETIREMENT PLUS

(Dated May 1, 2009)

ML of New York Variable Annuity

Separate Account B

Supplement Dated July 30, 2010

to the Prospectus For

RETIREMENT PLUS

(Dated May 1, 2009)

ML of New York Variable Annuity

Separate Account C

Supplement Dated July30, 2010

to the Prospectus For

CONSULTS ANNUITY

(Dated May 1, 2008)

ML of New York Variable Annuity

Separate Account D

Supplement Dated July 27, 2010

To the Prospectus For

MERRILL LYNCH INVESTOR CHOICE

ANNUITY (IRA Series)

(Dated May 1, 2010)

MERRILL LYNCH IRA ANNUITY

(Dated May 1, 2006)

ML of New York Variable Annuity

Separate Account

Supplement Dated July 30, 2010

to the Prospectus For

PORTFOLIO PLUS

(Dated May 1, 1993)

This supplement describes certain changes to the variable annuity contracts listed above (the “Contracts”) issued by ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.

Effective July 1, 2010, the ML Life Insurance Company of New York changed its name to Transamerica Advisors Life Insurance Company of New York.

ML LIFE INSURANCE COMPANY OF NEW YORK

ML of New York Variable Annuity

Separate Account A

Supplement Dated June 14, 2010

to the

Prospectuses For

RETIREMENT POWER (Dated May 1, 2004)

RETIREMENT OPTIMIZER (Dated May 1, 2004)

RETIREMENT PLUS (Dated May 1, 2008)

ML of New York Variable Annuity

Separate Account B

Supplement Dated June 14, 2010

to the

Prospectus For

RETIREMENT PLUS (Dated May 1, 2008)

ML of New York Variable Annuity

Separate Account C

Supplement Dated June 14, 2010

to the

Prospectus For

CONSULTS ANNUITY (Dated May 1, 2008)

ML of New York Variable Annuity

Separate Account D

Supplement Dated June 14, 2010

to the

Prospectus For

MERRILL LYNCH IRA ANNUITY

(Dated May 1, 2005)

ML of New York Variable Annuity

Separate Account

Supplement Dated June 14, 2010

to the

Prospectus For

PORTFOLIO PLUS (Dated May 1, 1993)

This supplement describes certain changes to the variable annuity contracts listed above (the “Contracts”) issued by ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.

The following changes are effective:

Signature Guarantee

As protection against fraud, we require that the following transaction requests include a Medallion signature guarantee:

•	All written requests for surrenders (i.e. partial surrenders and full surrenders) over $250,000;

•	Any non-electronic disbursement request made on or within 15 days of a change to the address of record for a contract owner’s account;

•	Any written disbursement request made on or within 15 days of an ownership change;

•	Any disbursement request when the Company has been directed to send proceeds to a different personal address from the address of record for the contract owner’s account. PLEASE NOTE: This requirement will not apply to disbursement requests made in connection with exchanges of one annuity contract for another with the same owner in a “tax-free exchange”;

•	All written requests for surrenders (i.e. partial surrenders and full surrenders) when the Company does not have an original signature on file.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. This includes many:

•	National and state banks;

•	Savings banks and savings and loan associations;

•	Securities brokers and dealers; and

•	Credit unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

*  *  *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 333-6524, or write the Service Center at 4333 Edgewood Road NE Cedar Rapids, Iowa 52499-0001.

2

ML LIFE INSURANCE COMPANY OF NEW YORK

ML of New York Variable Annuity

Separate Account A

Supplement Dated November 6, 2009

to the

Prospectuses For

RETIREMENT POWER (Dated May 1, 2004)

RETIREMENT OPTIMIZER (Dated May 1, 2004)

RETIREMENT PLUS (Dated May 1, 2008)

ML of New York Variable Annuity

Separate Account B

Supplement Dated November 6, 2009

to the

Prospectus For

RETIREMENT PLUS (Dated May 1, 2008)

ML of New York Variable Annuity

Separate Account C

Supplement Dated November 6, 2009

to the

Prospectus For

CONSULTS ANNUITY (Dated May 1, 2008)

ML of New York Variable Annuity

Separate Account D

Supplement Dated November 6, 2009

to the

Prospectus For

MERRILL LYNCH IRA ANNUITY

(Dated May 1, 2005)

ML of New York Variable Annuity

Separate Account

Supplement Dated November 6, 2009

to the

Prospectus For

PORTFOLIO PLUS (Dated May 1, 1993)

This supplement describes certain changes to the variable annuity contracts listed above (the “Contracts”) issued by ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.

The following changes will be effective the date of this supplement:

•	You are not permitted to send full or partial withdrawals directly to your personal MLPF&S brokerage account.

•	As a protection against fraud, we require that the following transaction requests include a Medallion signature guarantee:

•	All requests for partial withdrawals or full surrenders that are submitted in writing of $50,000 and over;

•	Any partial withdrawal or full surrender request that are to be paid by check and are submitted in writing, if such request is made on or within 15 days of a change to the address of record for a contract owner’s account; and

•	Any partial withdrawal or full surrender request when we are directed to send proceeds to a different address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement does not apply to withdrawal request made in connection with exchanges of one annuity contract for another with the same owner in a “tax-free exchange” under Section 1035 of the Internal Revenue Code or a Qualified Direct Rollover to another insurance company.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. This includes many national and state banks, savings banks and savings and loan associations, securities brokers and dealers, and credit unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services. A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

* * *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 333-6524 (for Contracts issued by ML Life Insurance Company of New York), or write the Service Center at 4333 Edgewood Road NE Cedar Rapids, Iowa 52499-0001.

2

ML LIFE INSURANCE COMPANY OF NEW YORK

ML of New York Variable Annuity Separate
Account A
Supplement Dated July 24, 2008
to the Prospectuses For
RETIREMENT POWER (Dated May 1, 2004)
RETIREMENT OPTIMIZER (Dated May 1, 2004)

ML of New York Variable Annuity Separate

Account D

Supplement Dated July 24, 2008

to the Prospectus For

MERRILL LYNCH IRA ANNUITY
(Dated May 1, 2005)

ML of New York Variable Annuity Separate

Account
Supplement Dated July 24, 2008
to the Prospectus For
PORTFOLIO PLUS (Dated May 1, 1993)

ML of New York Variable Life Separate Account
Supplement Dated July 24, 2008
to the Prospectuses For
PRIME PLAN I (Dated April 30, 1991)
PRIME PLAN II (Dated April 30, 1991)
PRIME PLAN III (Dated April 30, 1991)
PRIME PLAN IV (Dated April 30, 1991)
PRIME PLAN V (Dated January 2, 1991)
PRIME PLAN VI (Dated April 30, 1991)
PRIME PLAN 7 (Dated April 30, 1991)
PRIME PLAN INVESTOR (Dated April 30, 1991)
DIRECTED LIFE (Dated April 30, 1991)
DIRECTED LIFE 2 (Dated April 30, 1991)

ML of New York Variable Life Separate Account II
Supplement Dated July 24, 2008
to the Prospectuses For
INVESTOR LIFE (Dated May 1, 2001)
INVESTOR LIFE PLUS (Dated May 1, 2001)

This supplement describes a change regarding the variable annuity contracts and variable life insurance policies listed above issued by ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.

Effective May 1, 2008, Transamerica Capital, Inc. (“Distributor”) serves as principal underwriter for your variable annuity contract or your variable life insurance policy. Distributor is a California corporation and its home office is located at 4600 South Syracuse Street, Suite 1100, Denver, Colorado, 80287. Distributor is an indirect, wholly owned subsidiary of AEGON USA, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA (formerly NASD, Inc.).

Merrill Lynch, Pierce, Fenner & Smith Incorporated formerly served as principal underwriter. Accordingly, any references in the Prospectus to Merrill Lynch, Pierce, Fenner & Smith Incorporated as principal underwriter are hereby deleted.

* * *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE LIFE SEPARATE

ACCOUNT

SUPPLEMENT DATED DECEMBER 28, 2007

TO THE PROSPECTUSES FOR

PRIME PLAN I (DATED APRIL 30, 1991)

PRIME PLAN II (DATED APRIL 30, 1991)

PRIME PLAN III (DATED APRIL 30, 1991)

PRIME PLAN IV (DATED APRIL 30, 1991)

PRIME PLAN V (DATED JANUARY 2, 1991)

PRIME PLAN VI (DATED APRIL 30, 1991)

PRIME PLAN 7 (DATED APRIL 30, 1991)

PRIME PLAN INVESTOR

(DATED APRIL 30, 1991)

DIRECTED LIFE (DATED APRIL 30, 1991)

DIRECTED LIFE 2 (DATED APRIL 30, 1991)

ML OF NEW YORK VARIABLE LIFE SEPARATE

ACCOUNT II

SUPPLEMENT DATED DECEMBER 28, 2007

TO THE PROSPECTUSES FOR

INVESTOR LIFE (DATED MAY 1, 2001)

INVESTOR LIFE PLUS (DATED MAY 1, 2001)

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT

SUPPLEMENT DATED DECEMBER 28, 2007

TO THE PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 1993)

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT A

SUPPLEMENT DATED DECEMBER 28, 2007

TO THE PROSPECTUSES FOR

RETIREMENT POWER (DATED MAY 1, 2004)

RETIREMENT OPTIMIZER

(DATED MAY 1, 2004)

INVESTOR CHOICE (INVESTOR SERIES)

(DATED MAY 1, 2007)

RETIREMENT PLUS (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT B

SUPPLEMENT DATED DECEMBER 28, 2007

TO THE PROSPECTUS FOR

RETIREMENT PLUS (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT C

SUPPLEMENT DATED DECEMBER 28, 2007

TO THE PROSPECTUS FOR

CONSULTS ANNUITY (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT D

SUPPLEMENT DATED DECEMBER 28, 2007

TO THE PROSPECTUS FOR

INVESTOR CHOICE (IRA SERIES)

(DATED MAY 1, 2007)

MERRILL LYNCH IRA ANNUITY

(DATED MAY 1, 2006)

This supplement describes a change regarding the variable annuity contracts and variable life insurance policies listed above issued by ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.

On December 28, 2007, ML Life Insurance Company of New York became a wholly-owned indirect subsidiary of Transamerica Corporation. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V. of the Netherlands conducts its business through subsidiary companies engaged primarily in the insurance business. Accordingly, any references in the Prospectus to ML Life Insurance Company of New York as a subsidiary of Merrill Lynch & Co. Inc. or as an affiliate of BlackRock, Inc., Roszel Advisors LLC, or MLPF&S are hereby deleted.

*    *    *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

MERRILL LYNCH LIFE INSURANCE COMPANY

MERRILL LYNCH LIFE VARIABLE ANNUITY

SEPARATE ACCOUNT A

SUPPLEMENT DATED DECEMBER 12, 2007

TO THE

PROSPECTUSES FOR

RETIREMENT POWER (DATED MAY 1, 2006)

RETIREMENT OPTIMIZER

(DATED MAY 1, 2004)

INVESTOR CHOICE (INVESTOR SERIES)

(DATED MAY 1, 2007)

RETIREMENT PLUS (MAY 1, 2007)

MERRILL LYNCH LIFE VARIABLE ANNUITY

SEPARATE ACCOUNT B

SUPPLEMENT DATED DECEMBER 12, 2007

TO THE

PROSPECTUS FOR

MERRILL LYNCH RETIREMENT PLUS

(DATED MAY 1, 2007)

MERRILL LYNCH LIFE VARIABLE ANNUITY

SEPARATE ACCOUNT

SUPPLEMENT DATED DECEMBER 12, 2007

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED May 1, 2002)

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT A

SUPPLEMENT DATED DECEMBER 12, 2007

TO THE

PROSPECTUSES FOR

RETIREMENT POWER (DATED MAY 1, 2004)

RETIREMENT OPTIMIZER

(DATED MAY 1, 2004)

INVESTOR CHOICE (INVESTOR SERIES)

(DATED MAY 1, 2007)

RETIREMENT PLUS (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT B

SUPPLEMENT DATED DECEMBER 12, 2007

TO THE

PROSPECTUS FOR

MERRILL LYNCH RETIREMNT PLUS

(DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT

SUPPLEMENT DATED DECEMBER 12, 2007

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 1993)

This supplement describes a change to the name and investment objective of the BlackRock Bond V.I. Fund, a series of the BlackRock Variable Series Funds, Inc. This fund is available under the variable annuity contracts listed above (the “Contracts”) issued by Merrill Lynch Life Insurance Company or ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.

Effective December 10, 2007, the BlackRock Bond V.I. Fund changed its name to the BLACKROCK TOTAL RETURN V.I. Fund and its investment objective changed: “to maximize total return, consistent with income generation and prudent investment management.” The investment adviser/subadviser and the asset class/investment style have not changed. Also, the portfolio expenses and the share class for this investment option under your Contract have not changed.

*    *    *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 535-5549 for Contracts issued by Merrill Lynch Life Insurance Company or (800) 333-6524 for Contracts issued by ML Life Insurance Company of New York, or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A

SUPPLEMENT DATED SEPTEMBER 24, 2007

TO THE

PROSPECTUSES FOR

RETIREMENT POWER (DATED MAY 1, 2004)

RETIREMENT OPTIMIZER

(DATED MAY 1, 2004)

INVESTOR CHOICE (INVESTOR SERIES)

(DATED MAY 1, 2007)

RETIREMENT PLUS (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT B

SUPPLEMENT DATED SEPTEMBER 24, 2007

TO THE

PROSPECTUS FOR

RETIREMENT PLUS (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT C

SUPPLEMENT DATED SEPTEMBER 24, 2007

TO THE

PROSPECTUS FOR

CONSULTS ANNUITY (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT D

SUPPLEMENT DATED SEPTEMBER 24, 2007

TO THE

PROSPECTUS FOR

INVESTOR CHOICE (IRA SERIES)

(DATED MAY 1, 2007)

MERRILL LYNCH IRA ANNUITY

(MAY 1, 2006)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED SEPTEMBER 24, 2007

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 1993)

SUPPLEMENT DATED SEPTEMBER 24, 2007

TO THE

PROSPECTUS FOR

ML NY ASSET I (SM) (DATED MAY 1, 2006)

This supplement describes a change regarding the contracts listed above (the “Contracts”) issued by ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.

Effective September 25, 2007, we will not issue a 403(b) Contract in an exchange for the 403(b) contract or custodial account of another provider. In addition, we will not accept any additional contributions from any source to your 403(b) Contract on or after September 25, 2007.

*    *    *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A

SUPPLEMENT DATED AUGUST 31, 2007

TO THE

PROSPECTUSES FOR

RETIREMENT POWER (DATED MAY 1, 2004)

RETIREMENT OPTIMIZER

(DATED MAY 1, 2004)

INVESTOR CHOICE (INVESTOR SERIES)

(DATED MAY 1, 2007)

RETIREMENT PLUS (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT B

SUPPLEMENT DATED AUGUST 31, 2007

TO THE

PROSPECTUS FOR

RETIREMENT PLUS (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT C

SUPPLEMENT DATED AUGUST 31, 2007

TO THE

PROSPECTUS FOR

CONSULTS ANNUITY (DATED MAY 1, 2007)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT D

SUPPLEMENT DATED AUGUST 31, 2007

TO THE

PROSPECTUS FOR

INVESTOR CHOICE (IRA SERIES)

(DATED MAY 1, 2007)

MERRILL LYNCH IRA ANNUITY

(MAY 1, 2006)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED AUGUST 31, 2007

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 1993)

This supplement describes a change regarding the variable annuity contracts listed above (the “Contracts”) issued by ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.

AEGON USA, Inc. signed an agreement on August 13, 2007 to acquire Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York. The transaction is expected to close before the end of the fourth quarter of 2007, subject to customary regulatory approvals and closing conditions. AEGON USA, Inc. is an Iowa corporation that is engaged in the business of providing life insurance and annuity products.

*    *    *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 333-6524 or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

MERRILL LYNCH LIFE INSURANCE COMPANY

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A

SUPPLEMENT DATED SEPTEMBER 29, 2006

TO THE

PROSPECTUSES FOR

MERRILL LYNCH RETIREMENT PLUS

(DATED MAY 1, 2006)

MERRILL LYNCH RETIREMENT POWER

(DATED MAY 1, 2006)

MERRILL LYNCH RETIREMENT OPTIMIZER

(DATED MAY 1, 2004)

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT B

SUPPLEMENT DATED SEPTEMBER 29, 2006

TO THE

PROSPECTUS FOR

MERRILL LYNCH RETIREMENT PLUS

(DATED MAY 1, 2006)

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED SEPTEMBER 29, 2006

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS

(DATED MAY 1, 2002)

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A

SUPPLEMENT DATED SEPTEMBER 29, 2006

TO THE

PROSPECTUSES FOR

MERRILL LYNCH RETIREMENT PLUS

(DATED MAY 1, 2006)

MERRILL LYNCH RETIREMENT POWER

(DATED MAY 1, 2004)

MERRILL LYNCH RETIREMENT OPTIMIZER

(DATED MAY 1, 2004)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT B

SUPPLEMENT DATED SEPTEMBER 29, 2006

TO THE

PROSPECTUS FOR

MERRILL LYNCH RETIREMENT PLUS

(DATED MAY 1, 2006)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED SEPTEMBER 29, 2006

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS

(DATED MAY 1, 1993)

This supplement describes a change to the investment adviser, the addition of sub-advisers, and a change to the names of certain funds available under the contracts listed above (the “Contracts”) issued by Merrill Lynch Life Insurance Company or ML Life Insurance Company of New York. Please retain this supplement with your Prospectus for future reference.

Effective on October 2, 2006, the names of the funds listed below will change. In addition, the investment adviser for the funds listed below is changed from Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors to BlackRock Advisors, LLC. Accordingly, in general, references to “Mercury” and “Mercury Advisors” in the Prospectus and Statement of Additional Information are references to “BlackRock” and “BlackRock Advisors, LLC,” respectively. In addition, each fund listed below is sub-advised by one or more of the BlackRock affiliates listed below. The investment objectives of these funds remain unchanged.

PREVIOUS NAME	NEW NAME	INVESTMENT ADVISER(S)/SUBADVISER(S)
FAM VARIABLE SERIES FUNDS, INC.	BLACKROCK VARIABLE SERIES FUNDS, INC.
Mercury American Balanced V.I. Fund	BlackRock Balanced Capital V.I. Fund	BlackRock Advisors, LLC/ BlackRock Financial Management, Inc. and BlackRock Investment Management, LLC
Mercury Basic Value V.I. Fund	BlackRock Basic Value V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC
Mercury Core Bond V.I. Fund	BlackRock Bond V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC
Mercury Domestic Money Market V.I. Fund	BlackRock Money Market V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Institutional Management Corporation
Mercury Fundamental Growth V.I. Fund	BlackRock Fundamental Growth V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC
Mercury Global Allocation V.I. Fund	BlackRock Global Allocation V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC and BlackRock Asset Management U.K. Limited
Mercury Global Growth V.I. Fund	BlackRock Global Growth V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC
Mercury Government Bond V.I. Fund	BlackRock Government Income V.I. Fund	BlackRock Advisors, LLC/ BlackRock Financial Management, Inc.
Mercury High Current Income V.I. Fund	BlackRock High Income V.I. Fund	BlackRock Advisors, LLC/ BlackRock Financial Management, Inc.
Mercury Index 500 V.I. Fund	BlackRock S&P 500 Index V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC
Mercury International Value V.I. Fund	BlackRock International Value V.I. Fund	BlackRock Investment Management, International Limited
Mercury Large Cap Core V.I. Fund	BlackRock Large Cap Core V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC
Mercury Large Cap Growth V.I. Fund	BlackRock Large Cap Growth V.I Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC
Mercury Large Cap Value V.I. Fund	BlackRock Large Cap Value V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC

PREVIOUS NAME	NEW NAME	INVESTMENT ADVISER(S)/SUBADVISER(S)
Mercury Value Opportunities V.I. Fund	BlackRock Value Opportunities V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC
Mercury Utilities and Telecommunications V.I. Fund	BlackRock Utilities and Telecommunications V.I. Fund	BlackRock Advisors, LLC/ and BlackRock Investment Management, LLC

Note: All the funds listed above may NOT be available under your Contract.

Merrill Lynch owns approximately 49% of BlackRock, Inc., whose affiliate companies (collectively, “BlackRock”) manage BlackRock mutual funds and other asset management products and services. Because BlackRock is an affiliate of Merrill Lynch, management and employees of BlackRock may be provided a level of access to Merrill Lynch and related information that is not available to affiliates of funds sponsored, managed, or distributed by other asset management companies. Such access and information may include, but are not limited to: the ability to meet with Merrill Lynch Financial Advisors with greater frequency; participation in or access to Merrill Lynch management and Financial Advisor strategy and sales meetings, educational and recreational events, and communications media; and featured placement in Merrill Lynch internal and external websites, workstations and other marketing and sales tools, strategies, and materials.

Merrill Lynch may receive more economic benefits with respect to funds sponsored, managed and/or distributed by companies such as BlackRock in which Merrill Lynch has an economic interest as those companies receive compensation for providing investment advisory, administrative, transfer agency, distribution or other services to such funds.

* * *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 535-5549 for Contracts issued by Merrill Lynch Life Insurance Company or (800) 333-6524 for Contracts issued by ML Life Insurance Company of New York, or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

MERRILL LYNCH LIFE INSURANCE COMPANY

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUSES FOR

RETIREMENT PLUS (DATED MAY 1, 2004)

RETIREMENT POWER (DATED MAY 1, 2004)

RETIREMENT OPTIMIZER (DATED MAY 1, 2004)

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT B

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUS FOR

RETIREMENT PLUS (DATED MAY 1, 2004)

MERRILL LYNCH VARIABLE LIFE SEPARATE ACCOUNT

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUSES FOR

INVESTOR LIFE (DATED MAY 1, 2001)

INVESTOR LIFE PLUS (DATED MAY 1, 2001)

ESTATE INVESTOR I (DATED MAY 1, 2001)

ESTATE INVESTOR II (DATED MAY 1, 2001)

MERRILL LYNCH LIFE VARIABLE LIFE SEPARATE ACCOUNT II

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUSES FOR

PRIME PLAN I (DATED MAY 1, 1993)

PRIME PLAN II (DATED MAY 1, 1993)

PRIME PLAN III (DATED MAY 1, 1993)

PRIME PLAN IV (DATED MAY 1, 1998)

PRIME PLAN V (DATED MAY 1, 2004)

PRIME PLAN VI (DATED JANUARY 2, 1991)

PRIME PLAN 7 (DATED APRIL 30, 1991)

PRIME PLAN INVESTOR (DATED APRIL 30, 1991)

DIRECTED LIFE (DATED JANUARY 2, 1991)

DIRECTED LIFE 2 (DATED APRIL 30, 1991)

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 2002)

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT A

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUSES FOR

RETIREMENT PLUS (DATED MAY 1, 2004)

RETIREMENT POWER (DATED MAY 1, 2004)

RETIREMENT OPTIMIZER (DATED MAY 1, 2004)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT B

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUS FOR

RETIREMENT PLUS (DATED MAY 1, 2004)

ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUSES FOR

PRIME PLAN I (DATED APRIL 30, 1991)

PRIME PLAN II (DATED APRIL 30, 1991)

PRIME PLAN III (DATED APRIL 30, 1991)

PRIME PLAN IV (DATED APRIL 30, 1991)

PRIME PLAN V (DATED JANUARY 2, 1991)

PRIME PLAN VI (DATED APRIL 30, 1991)

PRIME PLAN 7 (DATED APRIL 30, 1991)

PRIME PLAN INVESTOR (DATED APRIL 30, 1991)

DIRECTED LIFE (DATED APRIL 30, 1991)

DIRECTED LIFE 2 (DATED APRIL 30, 1991)

ML OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT II

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUSES FOR

INVESTOR LIFE (DATED MAY 1, 2001)

INVESTOR LIFE PLUS (DATED MAY 1, 2001)

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED JULY 12, 2004

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 1993)

This supplement describes changes to the name and investment strategies of Merrill Lynch Small Cap Value V.I. Fund (the “Fund”), a series of the Merrill Lynch Variable Series Funds, Inc. This Fund is available under the variable annuity contracts and variable life insurance policies listed above (the “Contracts”) issued by Merrill Lynch Life Insurance Company or ML Life Insurance Company of New York. Please retain this supplement with your Contract Prospectus for future reference.

Effective July 26, 2004, Merrill Lynch Small Cap Value V.I. Fund will change its name to Merrill Lynch Value Opportunities V.I. Fund. In addition, effective September 15, 2004, the Fund will eliminate its non-fundamental investment restriction to invest at least 80% of its assets in equity securities of small cap companies. This change will not affect the Fund’s investment objective to seek long term growth of capital. The Fund will continue to invest primarily in common stock of small cap companies and emerging growth companies that Fund management believes have special investment value.

This information supplements and supersedes the information contained in your Contract Prospectus.

*    *    *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 535-5549 for Contracts issued by Merrill Lynch Life Insurance Company or (800) 333-6524 for Contracts issued by ML Life Insurance Company of New York, or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

MERRILL LYNCH LIFE INSURANCE COMPANY

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED JUNE 2, 2004

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 2002)

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED JUNE 2, 2004

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 1993)

This supplement describes changes to the administrative procedures for the Portfolio Plus variable annuity contracts (collectively, the “Contracts”) issued by Merrill Lynch Life Insurance Company (“MLLIC”) and ML Life Insurance Company of New York (“MLLICNY”). Please retain this supplement with your Contract prospectus for future reference.

DISRUPTIVE TRADING

Frequent or short-term transfers among the subaccounts, such as those associated with “market timing” transactions, can adversely affect the Funds and the returns achieved by contract owners. In particular, such transfers may dilute the value of the Fund shares, interfere with the efficient management of the Funds’ investments, and increase brokerage and administrative costs of the Funds. In order to try to protect our contract owners and the Funds from potentially disruptive or harmful trading activity, we have adopted certain policies and procedures (“Disruptive Trading Procedures”). We employ various means to try to detect such transfer activity, such as periodically examining the number of transfers and/or the number of “round trip” transfers into and out of particular subaccounts made by contract owners within given periods of time and/or examining transfer activity identified by the Funds on a case-by-case basis.

Our policies and procedures may result in restrictions being applied to contract owners who are found to be engaged in disruptive trading activities. We will notify any such contract owner in writing (by mail to the address of record on file with us) of the restrictions that will apply to future transfers under a Contract. Such contract owners will receive one warning prior to imposition of any restrictions on transfers. Potential transfer restrictions may include refusing to execute future transfer requests that violate our Disruptive Trading Procedures or requiring all future transfer requests to be submitted through regular U.S. mail (thereby refusing to accept transfer requests via overnight delivery service, telephone, Internet, facsimile, or other electronic means). Because we have adopted our Disruptive Trading Procedures as a prophylactic measure to protect contract owners from the potential adverse effects of harmful trading activity, please keep in mind that we will impose the restriction stated in the notification on that contract owner even if we cannot identify, in the particular circumstances, any harmful effect from that contract owner’s future transfers.

Despite our best efforts, we cannot guarantee that our Disruptive Trading Procedures will detect every potential market timer, but we apply our Disruptive Trading Procedures consistently to all contract owners without special arrangement, waiver, or exception. Our ability to detect and deter such transfer activity may be limited by our operational systems and technological limitations. Furthermore, the identification of contract owners determined to be engaged in disruptive or harmful transfer activity involves judgments that are inherently subjective. In our sole discretion, we may revise our Disruptive Trading Procedures at any time without prior notice as necessary to better detect and deter frequent or short-term transfers that may adversely affect other contract owners or the Funds, to comply with state or Federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers).

In the future, some Funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds. To the extent permitted by applicable law, we also reserve the right to refuse to make a transfer at any time that we are unable to purchase or redeem shares of any of the Funds available through the Variable Account, including any refusal or restriction on purchases or redemptions of their shares as a result of a Fund’s own policies and procedures on disruptive trading activities.

*    *    *

If you have any questions, please contact your Financial Advisor, or call the Service Center at (800) 535-5549 (for Contracts issued by Merrill Lynch Life Insurance Company) or (800) 333-6524 (for Contracts issued by ML Life Insurance Company of New York), or write the Service Center at P.O. Box 44222, Jacksonville, Florida 32231-4222.

MERRILL LYNCH LIFE INSURANCE COMPANY

MERRILL LYNCH LIFE VARIABLE ANNUITY

SEPARATE ACCOUNT

SUPPLEMENT DATED NOVEMBER 24, 2003

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 2002)

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY

SEPARATE ACCOUNT

SUPPLEMENT DATED NOVEMBER 24, 2003

TO THE

PROSPECTUS FOR

PORTFOLIO PLUS (DATED MAY 1, 1993)

This supplement describes changes to the Funds available under Portfolio Plus variable annuity contracts (collectively, the “Contracts”) issued by Merrill Lynch Life Insurance Company (“MLLIC”) and ML Life Insurance Company of New York (“MLLICNY”). Please retain this supplement with your Contract prospectus for future reference.

FUND MERGERS

Effective following the close of business on November 21, 2003, the following Funds were merged:

•	The Mercury International Value V.I. Fund of the Mercury Variable Trust was merged into the Merrill Lynch International Value V.I. Fund of the Merrill Lynch Variable Series Funds, Inc. (“Variable Series Funds”).

•	The Merrill Lynch Reserve Assets V.I. Fund of the Variable Series Funds was merged into the Merrill Lynch Domestic Money Market V.I. Fund of the Variable Series Funds.

Any contract value you had in the subaccount corresponding to the Mercury International Value V.I. Fund or the Merrill Lynch Reserve Assets V.I. Fund was automatically invested in Class I shares of the Merrill Lynch International Value V.I. Fund and the Merrill Lynch Domestic Money Market V.I. Fund, respectively, after the mergers. As a result of the mergers, the Merrill Lynch International Value V.I. Fund and the Merrill Lynch Domestic Money Market V.I. Fund became available for the allocation of premiums and investment base under your Contract on November 24, 2003.

The following discussion sets out brief information about the new Funds that are available under your Contract. These Funds are described in more detail in their current prospectuses. These prospectuses describe the investment policies, risks, fees and expenses, and all other aspects of operations, and should be read carefully before investing. THERE IS NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS STATED OBJECTIVES. Additional copies of any Fund’s prospectus and statement of additional information, which include detailed information, can be obtained directly without charge by calling the Service Center at (800) 535-5549 or writing the Service Center at P.O. Box 44222, Jacksonville, FL 32231-4222.

ADVISORY FEES AND FUND EXPENSES

The Funds pay monthly advisory fees and other expenses. The following Fee Table and Examples help you understand the costs and expenses you will bear, directly or indirectly. The table shows Fund expenses for the year ended December 31, 2002, as a percentage of each Fund’s average net assets. (Expenses for the Merrill Lynch International Value V.I. Fund are estimated for the current fiscal year.)

	MERRILL LYNCH VARIABLE SERIES FUNDS,
	INC. (CLASS I SHARES)
ANNUAL EXPENSES	MERRILL LYNCH INTERNATIONAL VALUE V.I.(1)	MERRILL LYNCH DOMESTIC MONEY MARKET V.I.
Investment Advisory Fees	.75%	.50%
Other Expenses	.11%	.07%

Total Annual Operating Expenses	.86%	.57%
Expense Reimbursements	—	—%

Net Expenses	.86%	.57%

EXAMPLES OF CHARGES

If you surrender the Contract at the end of the applicable time period:

You would pay the following cumulative expenses on each $1,000 invested, assuming a 5% annual return on assets:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
SUBACCOUNT INVESTING IN:
Merrill Lynch International Value V.I. Fund	$70	$121	$172	$262

Merrill Lynch Domestic Money Market V.I. Fund	$67	$112	$157	$231

If you annuitize or do not surrender the Contract at the end of the applicable time period:

You would pay the following cumulative expenses on each $1,000 invested, assuming a 5% annual return on assets:

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
SUBACCOUNT INVESTING IN:
Merrill Lynch International Value V.I. Fund	$23	$71	$122	$262

Merrill Lynch Domestic Money Market V.I. Fund	$20	$62	$107	$231

(1)	The Fund is a newly created series of the Variable Series Funds and, therefore, has no operating history.

The Fee Table and Examples include expenses and charges of the variable account as well as the Funds. The Examples also reflect the $30 Contract administration charge as .0743% of average assets.

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN OF ANY FUND. ACTUAL EXPENSES AND ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR THE PURPOSE OF THE EXAMPLES.

INVESTMENT OBJECTIVES AND STRATEGIES

Below we list the investment objectives and strategies for the new Funds. There is no guarantee that any Fund will be able to meet its investment objective.

MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

The Variable Series Funds is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class I shares of certain of its separate investment mutual fund portfolios under your Contract.

Merrill Lynch Investment Managers, L.P. (“MLIM”) is the investment adviser to the Variable Series Funds. MLIM, together with its affiliates, Fund Asset Management, L.P., Merrill Lynch Asset Management U.K., Ltd., and Merrill Lynch Investment Managers International Ltd. (all of which may operate under the name “Mercury Advisors”), is a worldwide mutual fund leader, and had a total of $439.6 billion in investment company and other portfolio assets under management as of February, 2003. It is registered as an investment adviser under the Investment Advisers Act of 1940. MLIM is an indirect subsidiary of Merrill Lynch & Co., Inc. MLIM’s principal business address is 800 Scudders Mill Road, Plainsboro, New Jersey 08536. As the investment adviser, it is paid fees by these Funds for its services. MLIM and Merrill Lynch Life Agency Inc. have entered into a Reimbursement Agreement that limits the operating expenses paid by each Fund of the Variable Series Funds in a given year to 1.25% of its average net assets.

MERRILL LYNCH INTERNATIONAL VALUE V.I. FUND. The Fund’s investment objective is to provide current income and long-term growth of income, accompanied by growth of capital. In investing the Fund’s assets, the investment adviser follows a value style. This means that it buys stocks that it believes are currently undervalued by the market and thus would have a lower price than their true worth.

MERRILL LYNCH DOMESTIC MONEY MARKET V.I. FUND. This Fund seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing objectives by investing in short-term domestic money market securities. Although the Domestic Money Market V.I. Fund seeks to preserve capital, it is possible to lose money by investing in this Fund. During extended periods of low interest rates, the yields of the Domestic Money Market V.I. Subaccount also may become extremely low and possibly negative.

*    *    *

If you have any questions about the mergers, please contact your financial advisor, or call or write the Service Center.

MERRILL LYNCH LIFE INSURANCE COMPANY

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED APRIL 9, 2002

TO THE

PROSPECTUSES DATED MAY 1, 2001

FOR

PORTFOLIO PLUS

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED APRIL 9, 2002

TO THE

PROSPECTUSES DATED MAY 1, 1993 AND AUGUST 1, 1997

FOR

PORTFOLIO PLUS

As you were previously notified by Supplement dated March 20, 2002, Merrill Lynch Life Insurance Company (“MLLIC”) and ML Life Insurance Company of New York (“MLLICNY”) intend to substitute Class A shares of the Large Cap Core Focus Fund of the Merrill Lynch Variable Series Funds, Inc. (“Variable Series Funds”) for Class A shares of the Natural Resources Focus Fund of the Variable Series Funds.

The substitutions are scheduled to occur after the close of business on April 30, 2002. Any contract value remaining invested in the Natural Resources Focus Fund at that time will be transferred to the Large Cap Core Focus Fund. Prior to the substitution, you may transfer your contract value invested in the Natural Resources Focus Fund to the other available subaccounts without restriction or charge. MLLIC and MLLICNY will not exercise any rights under the Contracts to impose any restrictions or charges on transfers until at least 30 days after the substitution.

MERRILL LYNCH LIFE INSURANCE COMPANY

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED MARCH 20, 2002

TO THE

PROSPECTUSES DATED MAY 1, 2001

FOR

PORTFOLIO PLUS

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED MARCH 20, 2002

TO THE

PROSPECTUSES DATED MAY 1, 1993 AND AUGUST 1, 1997

FOR

PORTFOLIO PLUS

On January 25, 2002, Merrill Lynch Life Insurance Company (“MLLIC”), ML Life Insurance Company of New York (“MLLICNY”), and several other applicants filed an application with the Securities and Exchange Commission (“SEC”) seeking an order approving the substitution of Class A shares of the Large Cap Core Focus Fund of the Merrill Lynch Variable Series Funds, Inc. (“Variable Series Funds”) for Class A shares of the Natural Resources Focus Fund of the Variable Series Funds. To the extent required by law, approvals of the substitution will also be obtained from the state insurance regulators in certain jurisdictions.

If approved, the effect of the share substitutions will be to replace the Class A shares of the Natural Resources Focus Fund with Class A shares of the Large Cap Core Focus Fund as investment options under your variable annuity contract. The Large Cap Core Focus Fund is described in the fund’s current prospectus, which you previously received under separate cover.

MLLIC and MLLICNY propose to carry out the proposed substitution after all necessary regulatory approvals have been obtained (anticipated to occur following the close of business on April 30, 2002) by redeeming the Class A Shares of the Natural Resources Focus Fund in cash and purchasing with the proceeds Class A shares of the Large Cap Core Focus Fund. If carried out, the proposed substitution would result in the involuntary reinvestment of contract owners’ cash value that remained invested in the Natural Resources Focus Fund on April 30, 2002.

The investment objective of the Large Cap Core Focus Fund is as follows:

LARGE CAP CORE FOCUS FUND: To seek high total investment return.

Contract owners and prospective purchasers should carefully read the prospectus for the Large Cap Core Focus Fund. Additional copies of the fund’s prospectus are available from MLLIC (call 1-800-535-5549) and MLLICNY (call 1-800-333-6524).

From January 25, 2002 until 30 days after the date of the proposed substitution, you may transfer contract value under the contract invested in the Natural Resources Focus Fund to other available subaccount(s) without charge. In addition, neither MLLIC nor MLLICNY will exercise any rights by MLLIC or MLLICNY under the Contracts to impose any restrictions or charges on transfers until at least 30 days after the proposed substitution.

The Natural Resources Focus Fund is currently closed to new purchase payments and transfers of contract value. In connection with the proposed substitution, after April 30, 2002, the Natural Resources Focus Fund will no longer be available as an investment option under your Contract.

PORTFOLIO PLUS

ML LIFE INSURANCE COMPANY OF NEW YORK

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

SUPPLEMENT DATED DECEMBER 9, 1996 TO THE PROSPECTUS DATED MAY 1, 1993.

This supplement describes certain changes to the subaccounts available for the allocation of premiums or contract value under Portfolio Plus flexible premium deferred variable annuity contracts (the “Contracts”), effective after the close of business on December 6, 1996. Please retain this supplement with your Contract prospectus for your reference.

CERTAIN CHANGES AFFECTING THE MERRILL LYNCH VARIABLE SERIES FUNDS, INC. After the close of business on December 6, 1996, (i) the Flexible Strategy Focus Fund of the Merrill Lynch Variable Series Funds, Inc. (the “Variable Series Funds”) was merged with and into the Global Strategy Focus Fund of the Variable Series Funds; (ii) an Index 500 Fund was added to the Variable Series Funds; and (iii) the Index 500 Fund and two additional funds of the Variable Series Funds — the International Equity Focus Fund and the Basic Value Focus Fund — became available to subaccounts relating to the Contracts.

The following describes the investment objective and advisory fee structure of each of these Funds:

•	The Global Strategy Focus Fund seeks high total investment return by investing primarily in a portfolio of equity and fixed income securities, including convertible securities, of United States and foreign issuers. The Fund seeks to achieve its objective by investing primarily in securities of issuers located in the United States, Canada, Western Europe, and the Far East. Merrill Lynch Asset Management, L.P. (“MLAM”), the adviser to the Variable Series Funds, receives an advisory fee from the Global Strategy Focus Fund of 0.65% of the average daily net assets of the Fund.

•	The Index 500 Fund seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index. MLAM receives from the Fund an advisory fee at an annual rate of 0.30% of the Fund’s average daily net assets.

•	The International Equity Focus Fund seeks to obtain capital appreciation and, secondarily, income by investing in a diversified portfolio of equity securities of issuers located in countries other than the United States. Under normal conditions, at least 65% of the Fund’s net assets will be invested in such equity securities. MLAM receives an advisory fee from the International Equity Focus Fund of 0.75% of the average daily net assets of the Fund.

•	The Basic Value Focus Fund seeks to attain capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value. Particular emphasis is placed on securities which provide an above-average dividend return and sell at a below-average price/earnings ratio. MLAM receives an advisory fee from the Basic Value Focus Fund of 0.60% of the average daily net assets of the Fund.

CHANGES IN THE SUBACCOUNTS AVAILABLE UNDER THE CONTRACTS. After December 6, 1996, (i) premiums and contract value may be allocated to new subaccounts investing in the Global Strategy Focus Fund, Index 500 Fund, International Equity Focus Fund, and Basic Value Focus Fund, respectively; and (ii) premiums and contract value may no longer be allocated to the subaccount investing in the Flexible Strategy Focus Fund. After the close of business on December 6, 1996, contract value then allocated to the subaccount investing in the Flexible Strategy Focus Fund will be allocated to the subaccount investing in the Global Strategy Focus Fund. Thereafter, contract value may be reallocated in accordance with the terms of your Contract.

As a result of the changes described above, the following subaccounts are available under the Contracts for the allocation of premiums or contract value after December 6, 1996:

Reserve Assets Subaccount

Prime Bond Subaccount

High Current Income Subaccount

Quality Equity Subaccount

Equity Growth Subaccount

Global Strategy Focus Subaccount

Natural Resources Focus Subaccount

American Balanced Subaccount

Index 500 Subaccount

International Equity Focus Subaccount

Basic Value Focus Subaccount

If you have any questions about these changes, please contact your Financial Consultant or call the Annuity Service Center at (800) 333-6524. For your reference, a copy of the current prospectus for the Variable Series Funds, including the Global Strategy Focus Fund, Index 500 Fund, International Equity Focus Fund, and Basic Value Focus Fund, is enclosed.

ML of New York Variable Annuity Separate Account

INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

FLEXIBL PREMIUMS - NONPARTICIPATING

issued by

ML LIFE INSURANCE COMPANY OF NEW YORK

HOME OFFICE: 717 Fifth Avenue, New York, NY 10022

Phone: (800) 333-6524

offered through

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

The Contract described in this Prospectus is designed to provide annuity payments in connection with retirement plans that may or may not qualify for special federal income tax treatment under the Internal Revenue Code.

Both accumulation of the contract values and annuity payments may be on either a fixed or variable basis, or on a combination fixed and variable basis. Benefits on a fixed basis are provided by premiums and contract values allocated to the Fixed Account. (See “The Fixed Account” on page 17.) Benefits on a variable basis are provided by premiums and contract values allocated to the Variable Account. Such variable benefits are not guaranteed as to fixed-dollar amount and will vary according to investment performance. This Prospectus describes only the Variable Account features of the Contract except where specific reference is made to the Fixed Account.

The Variable Account is a segregated investment account of ML Life Insurance Company of New York which has been named the ML of New York Variable Annuity Separate Account. Premiums and contract values allocated to the Variable Account will be invested in certain Funds that you are eligible to select from the Merrill Lynch Variable Series Funds, Inc. You bear the full investment risk with respect to such investment.

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ATTACHED TO A CURRENT PROSPECTUS FOR MERRILL LYNCH VARIABLE SERIES FUNDS, INC., WHICH SHOULD ALSO BE READ AND KEPT FOR REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus CONTAINS INFORMATION ABOUT THE Contract and the Variable Account that a prospective contract owner should know before investing. It should be read and retained for future reference. Additional information about the Contract and Variable Account is contained in a Statement of Additional Information, dated May 1, 1993, which has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available on request and without charge by writing or calling ML Life Insurance Company of New York at the home office address or phone number set forth above. The table of contents for the Statement of Additional Information is included on page 28 of this Prospectus.

The date of this Prospectus is May 1, 1993

1

No person has been authorized to give any information or to make any representation other than that contained in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer of, or solicitation of an offer to acquire, any variable annuity contracts offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

2

DEFINITIONS

Accumulation Unit: An index used to compute the value of your interest in the Variable Account prior to the annuity date.

Annuitant: The person on whose continuation of life annuity payments may depend.

Annuity: A series of predetermined periodic payments.

Annuity Date: The date on which annuity payments begin. (See page 20.)

Annuity Unit: An index used to compute variable annuity payments. (See page 21.)

Beneficiary: The person to whom payment is to be made on the death of the Contract Owner or Annuitant. There may be both an Owner’s beneficiary and an Annuitant’s beneficiary if the Contract Owner is not the Annuitant.

Contract: A Contract offered by this Prospectus.

Contract Owner: The person entitled to exercise all rights under a Contract, referred to in this Prospectus as “you.” (See page 18.)

Contract Value: The sum of the value of your Fixed Account and your interest in the Variable Account.

Funds: The mutual funds, or separate investment portfolios within a series mutual fund, designated as eligible investments for the Variable Account. (See page 12.)

Fixed Annuity: A series of periodic payments of predetermined amounts that do not vary with investment experience.

Net Investment Factor: An index used to measure the investment performance of a sub-account of the Variable Account from one valuation period to the next. (See page 17.)

Nonqualified Contract: A Contract issued in connection with a nonqualified plan.

Nonqualified Plan: A retirement plan other than a qualified plan.

Premiums: The money you pay us for a Contract. (See page 16.)

Qualified Contract: A Contract issued in connection with a qualified plan.

Qualified Plan: A retirement plan that received favorable tax treatment under Section 401, 403, 404, 408, 457 or any similar provision of the Internal Revenue Code. (See page 24.)

Variable Account: A segregated investment account of ML Life Insurance Company of New York, named the ML of New York Variable Annuity Separate Account. (See page 11.)

sub-account: A division of the Variable Account consisting of the shares of a particular Fund held by the Variable Account for all Contracts having a similar tax status. (See page 11.)

Valuation Period: The interval from one valuation day of a Fund to the next valuation day, measured from the time each day the Fund is valued. (See page 17.)

Variable Annuity: A series of periodic payments that vary in amount according to investment experience. (See page 19.)

3

CAPSULE SUMMARY OF THE CONTRACT

“You” refers to the Contract Owner. “We,” “us” or “ML of New York” refers to ML Life Insurance Company of New York.

The Variable Account

Your premiums will be allocated to our segregated investment account named the ML of New York Variable Annuity Separate Account (the “Variable Account”), or to the Fixed Account described on page 17, as you direct. The Variable Account is divided into sub-accounts corresponding to the funds in which premiums may be invested. For the first 14 days following the date of issue, all premiums allocable to the Variable Account will be allocated to the Reserve Assets Fund sub-account. Thereafter, your Variable Account value will be reallocated to the sub-accounts you have selected. You may change your selection later, subject to certain conditions. Your contract value and the amount of the monthly annuity payments will reflect the investment performance of the Funds you select. (See “The Variable Account” on page 11 and “Account Transfers” on page 19.)

The Funds

The Funds in which premiums currently may be invested are certain separate investment funds of the Merrill Lynch Variable Series Funds, Inc. They are the Merrill Lynch Reserve Assets Fund, Prime Bond Fund, High Current Income Fund, Quality Equity Fund, Equity Growth Fund, Flexible Strategy Fund, Natural Resources Focus Fund and American Balanced Fund. (See “Investment of the Variable Account” on page 12.)

Retirement Plans

The Contract may be issued pursuant to nonqualified retirement plans or plans qualifying for special tax treatment as “H.R. 10” plans, Individual Retirement Annuities or Individual Retirement Accounts, corporate pension and profit-sharing plans, Tax-Sheltered Annuities or Section 457 deferred compensation (“Section 457”) plans. For each Fund, there is one sub-account for nonqualified plans and one sub-account for qualified plans. (See “Qualified Plans” on page 24.)

Premiums

The full amount of your premiums will be invested initially. There is no “front-end load.” However, certain charges and deductions will be made from your contract value. (See “Charges and Deductions” below.)

The Contract permits premiums to be paid on a flexible basis at any time in any amount meeting our minimum requirement. The minimum initial premium we will accept is $1,500 for nonqualified Contracts and $10 for qualified Contracts. For subsequent premiums the minimum amount is the same as for the initial premium except the minimum amount for nonqualified Contracts is $300. (See “Premiums” on page 16.)

Charges and Deductions

A Contingent Deferred Sales Charge is deducted in the event of withdrawal of contract values, subject to certain exceptions. If the Contingent Deferred Sales Charge applies, it will equal the lesser of (a) 5% of the sum of your premiums paid within 7 years prior to the date of the withdrawal, adjusted for any prior withdrawals, or (b) 5% of the amount you withdraw. This charge is paid to permit us to recover sales expenses that have been incurred by us. Under no circumstances will the charges ever exceed 5% of total premiums. (See “Contingent Deferred Sales Charge” on page 14.)

4

On each contract anniversary on or prior to the annuity date, we will deduct a Contract Administration Charge of $30 from the contract value. It will also be deducted upon full withdrawal of the contract value if such withdrawal is not on a contract anniversary. This charge is made to reimburse us for expenses related to administration of the contract. (See “Contract Administration Charge” on page 15.)

We will deduct a daily Expense Risk Charge. For nonqualified Contracts, the charge will be equal to an annual rate of 0.5% of the sum of the daily net asset values of all nonqualified sub-accounts. For qualified Contracts, the rate will be 0.2% of the sum of the daily net asset values of all qualified sub-accounts. This charge is made to compensate us for the risk of guaranteeing not to increase the Contract Administration Charge regardless of actual administrative costs. (See “Expense Risk Charge” on page 15.)

We will deduct a daily Distribution Expense Charge equal to an annual rate of .05% of the daily net asset value of the Variable Account. This charge compensates us in part for expenses we incur distributing the Contracts. (See “Distribution Expense Charge” on page 15.) We will also deduct a daily Mortality Risk Charge equal to an annual rate of 0.75% of the daily net asset value of the Variable Account. This charge is made to compensate us for the mortality guarantees we make under the Contract. (See “Mortality Risk Charge” on page 15.)

Premium taxes payable to any government entity will be deducted at the annuity date. Currently, state premium taxes range from 0% to 5.0%. (See “Premium Taxes” on page 16.)

Annuity Payments

Monthly annuity payments will start on the annuity date. You may select the annuity date. You may also select an annuity payment option. You may change your selections late. (See “Change of Annuity Date or Annuity Option” on page 20.) The amount of each variable annuity payment will depend on the investment performance of the Funds you select.

If the net contract value at the annuity date is less than $5,000 ($3,500 for qualified Contracts), we may pay the contract value in a lump sum in lieu of annuity payments. For tax consequences of a lump sum payment, see “Taxation of Annuities in General” on page 22. If any annuity payment would be less than $50, we may change the frequency of payments to such intervals as will result in payments of at least $50. (See “minimum Annuity Payments” on page 20.)

Account Transfers

You may transfer all or part of your contract value between the Variable Account and the Fixed Account and among sub-accounts of the Variable Account, subject to certain limitations. (See “Account Transfers” on page 19.) For Contracts issued prior to April 30, 1986 and reinsured by us, see the Appendix for special provisions.

Payment on Death

If either the Annuitant or the Contract Owner dies prior to the annuity date, we will pay the greater of (a) the sum of all premiums paid (adjusted for any withdrawals) or (b) the then current contract value. No Contingent Deferred Sales Charge will be imposed. (See “Payment on Death” on page 18.)

5

Withdrawals

You may withdraw all or part of the accumulated contract value prior to the earlier of the annuity date or the death of the Annuitant. The amount you withdraw must be at least $500. If you Contract is to continue in force, the remaining contract value must be at least $500. If these dollar limitations relating to partial withdrawals would prevent you from making a partial withdrawal, you may nevertheless make a full withdrawal of the contract value. A Contingent Deferred Sales Charge and a Contract Administration Charge may be imposed. (See “Withdrawals” on page 19.) Withdrawals may be subject to a 10% penalty tax under the Internal Revenue Code (see “Taxation of Annuities in General’ on page 22), and withdrawals under Tax-Sheltered Annuities are restricted (see “Tax-Sheltered Annuities” on page 25.)

Ten Day Review

Generally, within 10 days after the Contract Owner receives the Contract, it may be returned for a refund. Some states allow a longer period of time to return the Contract. The Contract must be delivered to ML of New York’s Home Office or to the Financial Consultant who sold it for a refund to be made. ML of New York will then refund to the contract Owner the greater of all premiums paid into the Contract or the Contract Value as of the date the Contract is returned. The Contract will then be deemed void.

6

FEE TABLE

	Reserve Assets Fund Sub-Account	Prime Bond Fund Sub- Account	High Current Income Fund Sub-Account	Quality Equity Fund Sub-Account	Equity Growth Fund Sub- Account	Flexible Strategy Fund Sub- Account	Natural Resources Focus Fund Sub-Account	American Balanced Fund Sub- Account
Contract Owner Transaction Expenses:
Contingent Deferred Sales Charge (as a percentage of purchase payments or amount withdrawn, as applicable) (a)	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Annual Contract Administration Charge (b)	$30.00	$30.00	$30.00	$30.00	$30.00	$30.00	$30.00	$30.00

Separate Account Annual Expenses (as a percentage of net assets):
Expense Risk Charge (c)	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Mortality Risk Charge (d)	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution Expense Charge (d)	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Total Separate Account Annual Expenses	1.30%	1.30%	1.30%	1.30%	1.30%	1.30%	1.30%	1.30%

Merrill Lynch Variable Series Funds, Inc.

	Reserve Assets Fund	Prime Bond Fund	High Current Income Fund	Quality Equity Fund	Equity Growth Fund	Flexible Strategy Fund	Natural Resources Focus Fund	American Balanced Fund
Merrill Lynch Variable Series Funds, Inc. Annual Expenses for the year ended December 31, 1992 (as a percentage of portfolio company net asset):
Investment Advisory Fees (e)	0.50%	0.50%	0.55%	0.50%	0.75%	0.65%	0.65%	0.55%
Other Expenses (after reimbursement) (f)	0.29%	0.28%	0.34%	0.24%	0.43%	0.25%	0.60%	0.42%
Total Merrill Lynch Variable Series Funds, Inc. Annual Operating Expenses (f)	0.79%	0.78%	0.89%	0.74%	1.18%	0.90%	1.25%	0.97%

a)	A Contingent Deferred Sales Charge is imposed upon withdrawal of all or part of the Contract Value. The charge is 5%, applied to the lesser of premiums paid within the past 7 years (adjusted for any prior withdrawals) or the amount withdrawn. There will be no charge for such part of the first withdrawal in a Contract year as does not exceed 10% of the premiums paid prior to the date of the withdrawal. (See page 14.)
b)	A Contract Administration Charge of $30 per Contract year is deducted from each Contract. It is deducted from the Contract Value on each Contract anniversary on or prior to the annuity date and at full withdrawal if made other than on a Contract anniversary.
c)	The Expense Risk Charge is stated as an annual percentage of the daily net asset value of the Variable Account. The rate indicated is for Nonqualified Contracts. For Qualified Contracts, the rate is 0.2% (See page 15.)
d)	The Mortality Risk Charge and the Distribution Expense Charge are each state as an annual percentage of the daily net asset value of the Variable Account. (See page 15.)
e)	See “Investments of the Variable Account” at page 12.
f)	The Investment Adviser and Merrill Lynch Life Agency Inc. have entered into a Reimbursement Agreement that limits the operating expenses paid by each Fund in a given year to 1.25% of its average net assets. During the fiscal year ended December 31, 1992, Natural Resources Focus Fund was reimbursed for a portion of its operating expenses. Absent this reimbursement, “other Expenses” would have been 0.62%. (See the Statement of Additional Information for the Merrill Lynch Variable Series Funds, Inc.)

7

EXAMPLE	Reserve Assets Fund Sub-Account	Prime Bond Fund Sub- Account	High Current Income Fund Sub-Account	Quality Equity Fund Sub-Account	Equity Growth Fund Sub- Account	Flexible Strategy Fund Sub- Account	Natural Resources Focus Fund Sub-Account	American Balanced Fund Sub- Account
If you surrender your Contract at the end of the applicable time period, you would pay the following expenses of a $1.000 investment, assuming 5% annual return on assets:
1-year	$67	$67	$68	$67	$71	$68	$72	$69
3-year	114	114	117	112	126	117	128	119
5-year	163	162	168	160	183	169	187	172
10-year	253	252	264	248	292	265	301	272
If you annuitize, or do not surrender, at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:
1-year	$22	$22	$23	$22	$26	$23	$27	$24
3-year	69	69	72	67	81	72	83	74
5-year	118	117	123	115	138	124	142	127
10-year	253	252	264	248	292	265	301	272

The foregoing Fee Table is intended to assist investors in understanding the costs and expenses that a Contract Owner in the ML of New York Variable Annuity Separate Account will bear directly or indirectly with respect to each Fund. The Fee Table and Example include charges and expenses of the Variable Account as well as the Merrill Lynch Variable Series Funds, Inc. The Examples set forth above assumes the reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations. The Example should not be considered a representation of past or future expenses or annual rates of return of any Fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Example.

The Fee Table and Example do not include charges to Contract Owners for reimbursement of premium taxes paid with respect to the Contract. Refer to “Premium Taxes” at page 16 for further information.

In the Example, the $30 Contract Administration Charge was converted to a percentage charge by dividing the total administration charges collected during 1992 by the average total Contract Values (excluding the value of Contracts in the annuity period) during 1992. Contract Values and administration charges collected include amounts allocated to the Variable Account only. The percentage charge so determined was added to the Total Separate Account Annual Expenses (1.30%) and Total Merrill Lynch Variable Series Funds, Inc. Annual Expenses (0.74% to 1.25%, depending on the Fund) shown above, and the resulting percentage figure was multiplied by the average annual assets of the hypothetical account to determine annual expenses.

8

CONDENSED FINANCIAL INFORMATION

ML OF NEW YORK VARIABLE ANNUITY ACCOUNT

SCHEDULE OF ACCUMULATION UNIT VALUES*

For the period January 1, 1983 through December 31, 1992

*The Accumulation Unit Values listed below for the periods January 1, 1983 through October 31, 1992 are for periods when the Contracts were funded through the Merrill Lynch Variable Annuity Account of Family Life Insurance Company (“FLIC”). See page 11. On November 1, 1991, ML of New York assumption reinsured certain of FLIC’s variable annuity contracts (see “The Reinsurance Agreement’ on page 11). The financial performance of the Contracts shown in the Schedule of Accumulation Unit Values, below, includes the performance of the Contracts for periods prior to November 1, 1991 while part of the FLIC separate account.

NONQUALIFIED CONTRACTS	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992
Reserve Assets Fund
January 1 value	11.286	12.160	13.251	14.068	14.728	15.407	16.252	17.439	18.55	19.38
December 31 value	12.160	13.251	14.068	14.728	15.407	16.252	17.439	18.554	19.38	19.76
Total Units outstanding
At December 31									2,893.2	2,600.4
Prime Bond Fund
January 1 value	11.515	12.379	14.164	17.092	19.205	18.750	19.764	22.103	23.38	26.86
December 31 value	12.379	14.164	17.092	19.205	18.750	19.764	22.103	23.376	26.86	28.45
Total Units outstanding
At December 31									5,832.7	9,418.4
High Current Income Fund
January 1 value	11.476	13.500	14.194	17.795	19.637	20.127	22.632	23.760	21.62	30.51
December 31 value	13.500	14.194	17.795	19.637	20.127	22.632	23.760	21.622	30.51	36.15
Total Units outstanding
At December 31									1,198.6	891.4
Quality Equity Fund
January 1 value	11.551	13.090	14.063	17.330	20.594	20.188	22.626	29.210	29.03	37.30
December 31 value	13.090	14.063	17.330	20.594	20.188	22.626	29.210	29.026	37.30	37.81
Total Units outstanding
At December 31									4,273.9	4,909.9
Equity Growth Fund
January 1 value	12.105	13.970	11.735	15.223	17.835	13.681	14.079	16.205	13.99	20.73
December 31 value	13.970	11.735	15.223	17.835	13.681	14.079	16.205	13.987	20.73	20.35
Total Units outstanding
At December 31									3,611.6	3,712.2
Flexible Strategy Fund
April 30 (commencement)				10.000
January 1 value					10.132	10.245	11.252	13.362	13.82	17.06
December 31 value				10.132	10.245	11.252	13.362	13.825	17.06	17.55
Total Units outstanding
At December 31									7,799.1	6,698.5

9

NONQUALIFIED CONTRACTS	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992
America Balanced Fund
May 31 (commencement)						10.000
January 1 value							10.332	12.047	12.04	14.34
December 31 value						10.332	12.047	12.036	14.34	14.96
Total Units outstanding
At December 31									0.0	175.3
Natural Resources Focus Fund
May 31 (commencement)						10.000
January 1 value							9.508	11.097	10.27	10.28
December 31 value						9.508	11.097	10.274	10.28	10.29
Total Units outstanding
At December 31									0.0	0.0

ML OF NEW YORK VARIABLE ANNUITY ACCOUNT

SCHEDULE OF ACCUMULATION UNIT VALUES*

For the period January 1, 1983 through December 31, 1992

*The Accumulation Unit Values listed below for the periods January 1, 1983 through October 31, 1992 are for periods when the Contracts were funded through by Merrill Lynch Variable Annuity Account of Family Life Insurance Company (“FLIC”). See page 11. On November 1, 1991, ML of New York assumption reinsured certain of FLIC’s variable annuity contracts (see “The Reinsurance Agreement’ on page 11). The financial performance of the Contracts shown in the Schedule of Accumulation Unit Values, below, includes the performance of the Contracts for periods prior to November 1, 1991 while part of the FLIC separate account.

NONQUALIFIED CONTRACTS	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992
Reserve Assets Fund
January 1 value	11.309	12.220	13.356	14.222	14.933	15.668	16.577	17.840	19.04	19.94
December 31 value	12.220	13.356	14.222	14.933	15.668	16.577	17.840	19.037	19.94	20.39
Total Units outstanding
At December 31									3,116.0	2,157.2
Prime Bond Fund
January 1 value	11.789	12.552	14.406	17.436	19.649	19.241	20.347	22.823	24.21	27.90
December 31 value	12.552	14.406	17.436	19.649	19.241	20.347	22.823	24.209	27.90	29.64
Total Units outstanding
At December 31									4,661.1	291.0
High Current Income Fund
January 1 value	11.786	14.016	14.988	18.457	20.428	21.000	23.687	24.941	22.76	32.22
December 31 value	14.016	14.988	18.457	20.428	21.000	23.687	24.941	22.764	32.22	38.29
Total Units outstanding
At December 31									0.0	0.0

10

NONQUALIFIED CONTRACTS	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992
Quality Equity Fund
January 1 value	12.181	14.153	14.878	18.389	21.918	21.549	24.224	31.366	31.26	40.29
December 31 value	14.153	14.878	18.389	21.918	21.549	24.224	31.366	31.260	40.29	40.96
Total Units outstanding
At December 31									1,246.0	1,326.4
Equity Growth Fund
January 1 value	12.955	15.327	12.636	16.439	19.318	14.862	15.341	17.710	15.33	22.79
December 31 value	15.327	12.636	16.439	19.318	14.862	15.341	17.710	15.332	22.79	22.44
Total Units outstanding
At December 31									0.0	0.0
Flexible Strategy Fund
April 30 (commencement)				10.000
January 1 value					10.152	10.295	11.341	13.508	14.02	17.35
December 31 value				10.152	10.295	11.341	13.508	14.017	17.35	17.90
Total Units outstanding
At December 31									936.0	1,461.2
America Balanced Fund
May 31 (commencement)						10.000
January 1 value							10.350	12.104	12.13	14.49
December 31 value						10.350	12.104	12.129	14.49	15.17
Total Units outstanding
At December 31									0.0	0.0
Natural Resources Focus Fund
May 31 (commencement)						10.000
January 1 value							9.524	11.149	10.35	10.39
December 31 value						9.524	11.149	10.353	10.39	10.43
Total Units outstanding
At December 31									0.0	0.0

11

ML LIFE INSURANCE COMPANY OF NEW YORK

We are a stock life insurance company organized under the laws of the State of New York in 1973. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. a corporation whose common stock is traded on the New York Stock Exchange.

We are engaged primarily in the life insurance and individual annuity markets. We are admitted to do business in eleven states.

All communications, including inquiries, concerning the Contract should be addressed to our home office, 717 Fifth Avenue, New York, NY 10022. Phone (800) 333-6524.

THE VARIABLE ACCOUNT

The establishment of the Variable Account was approved by our Board of Directors on February 21, 1991. The Variable Account was registered with the Securities and Exchange Commission (the “Commission”) as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve any supervision by the Commission of the investment practices or policies of the Variable Account. The Variable Account meets the definition of a separate account under the federal securities laws.

While the assets of the Variable Account are our property, as a segregated investment account, the Variable Account is not chargeable with liabilities arising out of any other business we may conduct; however, obligations of the Variable Account are obligations of ML of New York. Income, gains and losses, whether or not realized, from assets allocated to the Variable Account are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains or losses of ML of New York. We do not guarantee the investment performance under the Contracts. Both the variable contract value prior to the annuity date and the amount of any variable annuity payments will vary with the performance of the investments you select.

There are two sub-accounts for each Fund. One sub-account is for Qualified Contracts and the other is for Nonqualified Contracts. No transfers may be made between qualified and a nonqualified sub-account.

FINANCIAL STATEMENTS

Financial statements for ML Life Insurance Company of New York and ML of New York Variable Annuity Separate Account can be found in the Statement of Additional Information available upon request and without charge. This information can be obtained by writing or calling ML Life Insurance Company of New York at the home office address or telephone number set forth on the cover page of this Prospectus.

THE REINSURANCE AGREEMENT

On March 22, 1991, we and certain affiliated life insurance companies entered into an assumption reinsurance agreement with FLIC relating to various policies including the FLIC Contracts. The first transaction was effected as of November 1, 1991, when we assumption reinsured Contracts in 4 states. There have been various assumption reinsurance transactions subsequent to November 1, 1991. The FLIC Contracts, which participate in FLIC’s Merrill Lynch Variable Annuity Account, are identical to the Contracts described in this Prospectus, except that the FLIC Contracts provide for a higher mortality risk charge, (.80% annually under the FLIC Contracts versus .75% annually under the Contracts described in this Prospectus), but no distribution expense charge. Pursuant to the agreement FLIC agreed to transfer, and we agreed to assume on an assumption reinsurance basis, all of FLIC’s obligations and liabilities under certain of the Contracts to the maximum extent permitted by law. To reflect our assumption of the

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FLIC Contracts, we will issue a certificate of assumption to the owners of the FLIC Contracts informing them of our assumption of FLIC’s liabilities under the Contract and of the change in the components of the charges against separate account assets.

The assumption reinsurance of the FLIC Contracts will take place in several transactions. At such time as a Contract is assumption reinsured, assets held in FLIC’s Merrill Lynch Variable Annuity Account equal to the contract liabilities attributable to the variable portion of the Contract will be transferred to the Variable Account. Thereafter, the Contract owner will deal directly with us and future premiums will be forwarded directly to us. The assumption reinsurance of the FLIC Contracts will not change the number of accumulation or annuity units credited under the Contracts or the value of such units, which will continue to be affected only by the investment performance of the Funds. Contract values will be the same as they would have been had the assumption reinsurance transaction not occurred, and there will be no adverse tax consequences to Contract owners as a result of the assumption reinsurance of their Contracts.

INVESTMENTS OF THE SEPARATE ACCOUNT

Eligible Funds

Premiums will be allocated among one or more sub-accounts for investment at net asset value in shares of the Funds you select. No fee, penalty or other charge will be imposed. To reduce our market risk for cancellations during the “Ten Day Right to Review” described on page 22, all premiums allocable to the Variable Account will be allocated to the Reserve Assets Fund sub-account for the first 14 days following the date of issue. Thereafter, your Variable Account will be reallocated to the sub-accounts you have selected. We may make additions to or deletions from the list of eligible Funds as permitted by law. (See “Substitution of Investments” on page 14.) You may transfer all or part of your contract value from one sub-account to another, except no transfer may be mad within 30 days of the date of issue. Transfers must be at least 30 days apart.

Each Fund is a separate investment portfolio of Merrill Lynch Variable Series Funds, Inc. Each Fund received investment advice from Merrill Lynch Investment Management, Inc. doing business as Merrill Lynch Asset Management, Inc. (“MLAM”) which is paid fees by the Funds for its services. MLAM is an indirect subsidiary of Merrill Lynch & CO., Inc. A summary of investment objectives of each Fund follows. More detailed information, including the risks associated with each Fund (including any risks associated with investment in the High Current Income Fund) and deductions from and expenses paid out of the assets of the Funds, may be found in the current prospectus for the Merrill Lynch Variable Series Funds, Inc. which is in the back of this booklet. Both prospectuses should be read in full for a complete evaluation of the Contract.

Reserve Assets Fund

The Fund seeks preservation of capital, liquidity and the highest possible current income consistent with the foregoing objectives by investing in short-term money market securities. The Fund invests in short-term United States government securities; government agency securities; bank certificates of deposit and bankers’ acceptances; short-term corporate debt securities such as commercial paper and variable amount master demand notes; and repurchase and reverse repurchase agreements. MLAM received from the Fund an advisory fee at the annual rate of 0.50% of the first $500 million of the Fund’s average daily net assets; 0.425% of the next $250 million; 0.375% of the next $250 million; 0.35% of the next $500 million; 0.325% of the next $500 million; 0.30% of the next $500 million; and 0.275% of the average daily net assets in excess of $2.5 billion.

Prime Bond Fund

The Fund seeks to obtain as high a level of current income as is consistent with prudent investment management, and capital appreciate to the extent consistent with the foregoing objective, by investing primarily in long-term corporate bonds rated A or

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better by established rating services. MLAM receives from the Fund an advisory fee at the annual rate of 0.50% of the first $250 million of the combined average daily net assets of the Fund and High Current Income Fund; 0.45% if the next $250 million; 0.40% of the next $250 million; and 0.35% of the combined average daily net assets in excess of $750 million. The reduction of the advisory fee applicable to the Fund is determined on a uniform percentage basis as described in the Statement of Additional Information for the Funds.

High Current Income Fund

The Fund seeks to obtain as high a level of current income as is consistent with prudent investment management, and capital appreciation to the extent consistent with the foregoing objective, by investing principally in fixed-income securities that are rated in the lower rating categories of the established rating services or in unrated securities of comparable quality (commonly known as “junk bonds”). MLAM receives from the Fund an advisory fee at the annual rate of 0.55% of the first $250 million of the combined average daily net assets of the Fund and Prime Bond Fund; 0.50% of the next $250 million; 0.45% of the next $250 million; and 0.40% of the combined average daily net assets in excess of $750 million. The reduction of the advisory fee applicable to the Fund is determined on a uniform percentage basis as described in the Statement of Additional Information for the Funds.

Quality Equity Fund

The Fund seeks to attain the highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity securities, primarily common stocks of large-capitalization companies as well as investment grade debt and convertible securities. Management of the Fund will shift the emphasis among investment alternatives for capital growth, capital stability and income as market trends change. MLAM receives from the Fund an advisory fee at the annual rate of 0.50% of the first $259 million of the average daily net assets; 0.45% of the next $50 million; 0.425% of the next $100 million; and 0.40% of the average daily net assets in excess of $400 million.

Equity Growth Fund

The Fund seeks to attain long-term growth of capital by investing primarily in common stocks of relatively small companies that management of the Fund believes have special investment value and emerging growth companies regardless of size. Such companies are selected by management on the basis of their long-term potential for expanding their size and profitability or for gaining increased market recognition for their securities. Current income is not a factor in such selection. MLAM receives from the Fund an advisory fee at the annual rate of 0.75% of the average daily net assets of the Fund. This is a higher fee than that of many other mutual funds, but management of the Fund believes it is justified by the high degree of care that must be given to the initial selection and continuous supervision of the types of portfolio securities in which the Fund invests.

Flexible Strategy Fund

The Fund’s objective is to seek a high total investment return consistent with prudent risk. The Fund seeks its objective through a flexible investment policy using equity securities, intermediate and long-term debt obligations and money market securities. MLAM receives from the Fund an advisory fee at the annual rate of 0.65% of the average daily net assets of the Fund.

Natural Resources Focus Fund

The Fund seeks to attain long-term growth of capital and protection of the purchasing power of capital by investing primarily in equity securities of domestic and foreign companies with substantial natural resource assets. MLAM receives from the Fund an advisory fee at the annual rate of 0.65% of the average daily net asset of the Fund.

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ML Of New York and ML of New York Variable Annuity Separate Account reserve the right to suspend the sale of the Natural Resources Sub-account in response to conditions in the securities markets or otherwise.

American Balance Fund

The Fund seeks a level of current income and a degree of stability of principal not normally available from an investment solely in equity securities and the opportunity for capital appreciation greater than is normally available from an investment solely in debt securities by investing in a balanced portfolio of fixed income and equity securities. MLAM receives from the Fund an advisory fee at the annual rate of 0.55% of the average daily net assets of the Fund.

Reinvestment

Fund distributions to the Variable Account are automatically reinvested in additional Fund shares at net asset value.

Substitution of Investments

We may at our discretion substitute a different mutual fund for any of the Funds shown on the Schedule page. Substitution may be made with respect to both existing investments and the investment of future premiums. However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission. We may also add other mutual funds as eligible investments of the Variable Account.

CHARGES AND DEDUCTIONS

Contingent Deferred Sales Charge

We do not make any deductions from premiums paid at the time of purchase. The Contingent Deferred Sales Charge, when applicable, permits us to recover a portion of our expenses relating to the sale of the Contract, including commissions, preparation of sales literature and other promotional activity.

The Contingent Deferred Sales Charge is imposed at withdrawal of all or part of the contract value. It will be the lesser of (a) 5% of the sum of the premiums paid within 7 years prior to the date of the withdrawal, adjusted for any prior withdrawals, or (b) 5% of the amount withdrawn. The cumulative sum of all Contingent Deferred Sales Charges made within 7 years prior to the date of withdrawal will never be more than 5% of the sum of all premiums paid during the same period. No charge will be made for such part of the first withdrawal in a contract year as does not exceed 10% of the sum of premiums paid prior to the date of withdrawal. Withdrawals will be deemed mad first from premiums on a first-in, first-out basis and then from any gain. Under no circumstances will the cumulative sum of the Contingent Deferred Sales Charges ever exceed 5% of total premiums. No charge will be imposed on any payment made due to death of the annuitant or Contract Owner. (See “Payment on Death” on page 18.)

The Contingent Deferred Sales Charge may be reduced when sales of Contracts are made to a trustee, employer or similar part pursuant to a retirement plan or similar arrangement for the sales of Contracts to a group of individuals if such program results in a savings of sales expenses. The amount of reduction will depend on such factors as the size of the group, the total amount of premiums and other relevant factors that might tend to reduce expenses incurred in connection with such sales. This reduction will not be unfairly discriminatory to any Contract Owner. (See “Accumulation Units” on page 16 for a discussion of the effect the deduction of this charge may have on the number of accumulation units credited to the Contract.)

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Our sales expenses relating to all Contracts will initially be provided for out of our surplus. Any Contingent Deferred Sales Charge imposed on a withdrawal from a Contract is expected to recover only a portion of the sales expenses relating to that Contract. Other sales expenses will be recovered through the Distribution Expense Charge described below. Sales expenses not recovered through the Contingent Deferred Sales Charge and the Distribution Expense Charge will be recovered from profits derived primarily from the Mortality Risk Charge and Expense Risk Charge described below.

Contract Administration Charge

We impose a Contract Administration Charge of $30 per contract year for administration of the Contracts. It is deducted from the contract value on each contract anniversary on or prior to the annuity date and at full withdrawal if made other than on the contract anniversary. Such administration includes issuing Contracts, maintenance of Contract Owner records, accounting, valuation, regulatory compliance and reporting. Even though our expenses may increase, the amount of the charge will not change. (See “Accumulation Units” on page 16 for a discussion of the effect the deduction of this charge may have on the number of accumulation units credited to the Contract.) The charge is designed only to reimburse us for such expenses on a cumulative basis.

Waiver of Charges

When permitted by the laws of the state in which the Contract is issued, the Contingent Deferred Sales Charge and the contract Administration Charge will be waived under a Contract issued by a trustee, employer or similar part pursuant to a retirement plan or similar arrangement for the benefit of a group of individuals where the initial premium is in the amount of $500,000 or more. As a condition to the waiver the Contract Owner must agree to a Contract endorsement prohibiting the allocation of premiums and the transfer of Contract Values to the Fixed Account.

Expense Risk Charge

We guarantee that the Contract Administration Charge will not increase, regardless of our actual expenses. To compensate ourselves for assuming this expense risk, we deduct an Expense Risk Charge from the Variable Account.

The charge is computed and deducted on a daily basis from each sub-account. For Nonqualified Contracts, on an annual basis it equals 0.5% of the daily net asset value of the Variable Account. For Qualified Contracts, the rate is 0.2% of the daily net asset value of the Variable Account. If the Expense Risk Charge is insufficient to cover the actual cost of the expense risk, we will bear the loss. Conversely, if it is more than sufficient, the excess will be part of our profit. The rate of the Expense Risk Charge will not change.

Mortality Risk Charge

Although variable annuity payments will vary according to the performance of the investments you select, annuity payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. We assume this mortality risk by virtue of annuity rates in the Contract that cannot be changed. We also guarantee a minimum payment on death of the Annuitant or Contract Owner prior to the annuity date. (See “Payment on Death” on page 18.) As compensation for assuming these mortality risks, we deduct a Mortality Risk Charge from the Variable Account.

It is computed and deducted on a daily basis from each sub-account, but on an annual basis it equals 0.75% of the daily net asset value of the Variable Account. If the amount is insufficient to cover the actual cost of the mortality risk, we bear the loss. Conversely, if the amount proves more than sufficient, as anticipated, the excess will be part of our profit. The amount of the Mortality Risk Charge will not change.

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Distribution Expense Charge

We anticipate that the cost to us of distributing the Contracts will exceed the amounts we receive from deferred sales charges. We deduct a Distribution Expense Charge from the Variable Account to compensate us for some of the distribution costs we incur in connection with the Contracts.

It is computed and deducted on a daily basis from each sub-account, but on an annual basis it equals 0.05% of the daily net asset value of the Variable Account.

Payments of Charges and Deductions

The Expense Risk Charge, the Mortality Risk Charge and the Distribution Expense Charge will be computed and deducted from each sub-account of the Variable Account for each day the Contract is in force. The Contract Administration Charge and the Contingent Deferred Sales Charge will be deducted from the Fixed Account and from each sub-account of the Variable Account in the ratio of your interest in each to your contract value.

Premium Taxes

Various states and municipalities impose a premium tax on annuity purchase payments received by insurance companies. These taxes will be paid by us when due. The dollar amount of any premium tax will be deducted from your contract value at the annuity date. (See “Accumulation Units” below for a discussion of the effect the deduction of this charge may have on the number of accumulation units credited to the Contract.) State premium taxes currently range from 0% to 5%.

Premium tax rates are subject to change by law, administrative interpretations or court decisions. Premium tax amounts will depend on, among other things, your state of residence, our status within such state and the premium tax laws of such states.

DESCRIPTION OF THE CONTRACT

Premiums

The minimum initial premium for Nonqualified Contracts is $1,500. For Qualified Contracts it is $10. The minimum subsequent premium is the same as for the initial premium except the minimum amount for Nonqualified Contracts is $300. Subsequent premiums may be paid at any time without prior notice to us. Our consent for subsequent premiums is required only for Tax-Sheltered Annuities where there has been a prior withdrawal from the Contract. The Contract will not be in default even if no subsequent premiums are paid.

Application for a Contract or acceptance of the first premium is subject to our underwriting rules for such transactions. We reserve the right to reject any application. A properly completed application that is accompanied by the first premium and all information necessary for the processing of the application will normally be accepted within 2 business days. If an application is not completed properly and cannot be processed and necessary information obtained with 5 business days, we will offer to return your premium.

Accumulation Provisions

Accumulation Units

Your premiums are allocated to the sub-accounts in accordance with your selection, except during the first 14 days following the date of issue of the Contract when your premiums directed to the Variable Account will be allocated to the Reserve Assets Fund sub-account. (See discussion under “Eligible Funds” on page 12.) At the end of the 14-day period, your contract values will be reallocated to each sub-account you have selected.

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Upon allocation, premiums are converted into Accumulation Units for that sub-account. The number of Accumulation Units is determined by dividing the amount allocated by the value of an Accumulation Unit for the valuation period in which the premium is received at our home office or, in the case of the first premium is accepted by us. The number of Accumulation Units will not change as a result of investment experience. However, Accumulation Units will be canceled in connection with any withdrawal or transfer from a sub-account, the assessment of all or a portion of the contract Administration Charge, Contingent Deferred Sales Charge or premium taxes against the sub-account, or upon the payment of a death benefit or commencement of annuity payments.

Value of an Accumulation Unit

For each sub-account, the value of an Accumulation Unit was set at the value of the corresponding unit of the Merrill Lynch Variable Annuity Account of FLIC as of the date of the first transfer of assets and liabilities pursuant to the assumption reinsurance agreement between FLIC and us described on page 11. The value of an Accumulation Unit may increase or decrease from one valuation period to the next. The value for any valuation period is determined by multiplying the value of an Accumulation Unit for the last prior valuation period by the Net Investment Factor for that sub-account for the current valuation period.

Net Investment Factor

The Net Investment Factor is an index used to measure the investment performance of a sub-account from one valuation period to the next. For any sub-account, the Net Investment Factor for a valuation period is determined by dividing (a) by (b) and subtracting (c):

Where (a) is:

The net asset value per share of the Fund held in the sub-account, as of the end of the valuation period;

Plus

The per-share amount of any dividend or capital gain distributions by the Fund if the “ex-dividend” date occurs in the valuation period.

Where (b) is:

The net asset value per share of the Fund held in the sub-account, as of the end of the last prior valuation period;

Where (c) is:

The sum of the daily Expense Risk Charge, the daily Mortality Risk Charge and the daily Distribution Expense Charge. (See “Charges and Deductions” on page 14.) For Nonqualified Contracts, on an annual basis the amount of such charges equals 1.3% of the daily net asset value of the Variable Account. For Qualified Contracts, the amount equals 1.0% of the daily net asset value of the Variable Account.

The Net Investment Factor may be greater or less than one, therefore, the value of an Accumulation Unit may increase or decrease. We may adjust the Net Investment Factor to make provisions for any change in the law that requires us to pay tax on capital gains in the Variable Account. (See “Federal Income Taxes” on page 22.)

Valuation Periods

A valuation period is the interval from one valuation day of a Fund to the next valuation day, measured from the time each day the Fund is valued.

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The Fixed Account

In addition to providing for the allocation of premiums to the sub-accounts of the Variable Account, the Contract also provides for allocation of premiums and transfer of contract values to the Fixed Account, which accumulate at a guaranteed interest rate and become part of our general account. The interests of Contract Owners arising from the allocation of premiums or the transfer of contract values to the Fixed Account are not registered under the Securities Act of 1933. Our general account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, the Fixed Account contract values are not subject to the provisions that would apply if registration under such acts were required.

We have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus that relate to the Fixed Account. Disclosures regarding the Fixed Account and our general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus.

Payment on Death

If either the Annuitant or the Contract Owner dies prior to the annuity date, we will pay to the beneficiary, upon receipt of due proof of death, the greater of (a) the sum of all your premiums (adjusted for any withdrawals) or (b) the contract value for the valuation period in which such proof is received at our home office.

An Annuitant’s Beneficiary may choose a lump sum or payment under any of the annuity options of the Contract. An Owner’s Beneficiary may receive payment on as follows:

A surviving spouse of a deceased Contract Owner may choose a lump sum or payment under any of the annuity options of the Contract. If the surviving spouse of the deceased Contract Owner is both the Owner’s Beneficiary and a Contingent Owner (if a Contingent Owner has been named), he or she may choose to continue the Contract in force after the Contract Owner’s death. An Owner’s Beneficiary who is not the surviving spouse of the deceased Contract Owner may choose (a) lump sum, which must be paid within five years of the Contract Owner’s death, (b) a life annuity option without guaranteed payments, or (c) a life annuity option with guaranteed payments or a fixed period annuity option where the period required for full distribution of the payments guaranteed does not exceed the life expectancy of the Owner’s Beneficiary. Payment under (b) or (c), above, must start within one year of the Contract Owner’s death.

If all or part of a lump sum payment to an Owner’s Beneficiary or Annuitant’s Beneficiary is used within 30 days as the premium for a new Contract issued to the beneficiary, then the new Contract will be deemed a continuation of the old Contract in computing withdrawal charges under the new Contract. For tax consequences of lump sum payment, see “Taxation of Annuities in General” on page 22.

If either the Annuitant or the Contract Owner dies after the annuity date, any guaranteed amounts remaining unpaid will continue to be paid pursuant to the annuity option in force at the date of death, unless the beneficiary chooses to receive the present value of the remaining guaranteed payments in a lump sum. (See “Annuity Provisions” on page 19.)

Beneficiary

The beneficiary is named in the application. If the Contract Owner if not the Annuitant, there may be one beneficiary to receive payment on the Annuitant’s death and a different beneficiary to receive payment on the Contract Owner’s death. Unless the beneficiary has been irrevocably designated, the beneficiary may be changed during the lifetime of the Annuitant or Contract Owner, as the case may be. The estate or heirs of a beneficiary who dies before payment is due have no rights under the Contract. If no beneficiary survives when payment is due, payment will be made to the Contract Owner or to the Contract Owner’s estate.

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Ownership

The Contract Owner is the person entitled to exercise all rights under the Contract. The Annuitant is the Contract Owner unless otherwise designated in the application or by endorsement. Only a Contract Owner who is not also the Annuitant may designate a contingent owner, however, a Contract Owner who is also the Annuitant may name his or her spouse as a contingent owner. A contingent owner is the person who is to become Contract Owner at the death of the prior Contract Owner if the Contract continues in force after the death of the prior Contract Owner. Ownership of the Contract may be transferred to a new Contract Owner. Such a transfer of ownership cancels any designation of contingent owner, but does not affect a designation of beneficiary. If the Contract is issued pursuant to a Qualified Plan, it may not be assigned, pledged or transferred, unless permitted by law. A collateral assignment does not change contract ownership. The rights of a collateral assignee have priority over the rights of a beneficiary. You should consult a competent tax advisor before making any such designations, transfers or assignments.

Account Transfers

You may transfer all or part of your contract value among the Fixed Account and the sub-accounts of the Variable Account, subject to the following restrictions. No transfer may be made from one sub-account of the Variable Account to another within 30 days of the date of issue or within 30 days of a prior transfer. A transfer from the Fixed Account to any sub-account of the Variable Account may not be made within six months of the date of issue or within six months of the date of any prior transfer to the Fixed Account except for one transfer from the Fixed Account to one or more sub-accounts of the Variable Account in January of each year. Transfers from the Variable Account to the Fixed Account must be at least 30 days apart; however, one transfer may be made within 30 days of the date of issues. No transfers may be made between the Fixed Account and the Variable Account after the annuity date. For Contracts issued prior to April 30, 1986 and reinsured by us, see the Appendix on page 29 for special provisions. Contract owners may make transfer requests in writing or by telephone, once ML of New York receives proper telephone transfer authorization. Transfer requests may also be made through a ML of New York Financial Consultant once ML of New York receives proper authorization. Transfer will take effect as of the end of the valuation period in which the request is received at ML of New York’s home office.

Withdrawals

You may withdraw all or part of your contract value, less any charges. Election to withdraw must be in writing. For full withdrawal, the election must be accompanied by the Contract. The election must be received by us prior to the earlier of the annuity date of the death of the Annuitant. Under certain qualified plans, the consent of your spouse may be required.

On receipt of such an election, we will cancel the number of Accumulation Units necessary to equal the dollar amount of the withdrawal plus any applicable Contingent Deferred Sales Charge or Contract Administration Charge. (See “Charges and Deductions” on page 14.) Unless otherwise requested, partial withdrawals will be deducted from the Fixed Account and sub-accounts of the Variable Account in which you have an interest in the ratio of your interest therein to your total contract value. Withdrawals and related charges will be based on values for the valuation period in which the election (and the Contract, if required) are received at our home office. A partial withdrawal must be a least $500, and the remaining contract value must be at least $500, otherwise, the partial withdrawal will not be permitted. Payment of the withdrawals may be deferred (see “suspension of Payments” below and “Federal Income Taxes” on page 22), and withdrawals under Tax-Sheltered Annuities are restricted (see “Tax-Sheltered Annuities” on page 25).

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Suspension of Payments

Payment of withdrawals will normally be made within 7 days. However, we reserve the right to defer any withdrawal payment or transfer of values if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonable practical to dispose of securities held in the Separate Account or to determine the value of its assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission.

Annuity Provisions

Variable Annuity

A variable annuity is an annuity with payments that are not predetermined as to dollar amount. Payments will vary according to the investment results of the applicable sub-account. Annuity payments will be made to the Contract Owner unless you specify otherwise in writing. The Contract Owner may or may not be the Annuitant. The choice is made by the Contract Owner in the application.

Selection of Annuity Date and Annuity Options

You may select the annuity date and an annuity option in the application. If you do not do so, the annuity date will be the first day of the next month after the Annuitant’s 75th birthday and the annuity option will be a life annuity with a 10 year guarantee. The annuity date must be the first day of the calendar month. It may not be later than the first day of the next month after the Annuitant’s 85th birthday. (For Qualified Contracts, the annuity date may not be later than April 1 of the calendar year after the calendar year in which the Annuitant attains age 70.)

Change of Annuity Date or Annuity Option

You may change the annuity date or the annuity option on written notice received at our home office at least 30 days prior to the current annuity date.

Annuity Options

You may select any one of the following variable annuity options or any other option satisfactory to you and us.

Payments for a Fixed Period: Payments will be made for the period chosen. The period must be at least 5 years. With respect to the Variable Account only, this option is not available until 3 years after the last premium payment is made for this Contract, and you may at any time choose to receive in a lump sum the present value of the remaining payments commuted at 4% interest. Such lump sum payment will be considered a withdrawal that may be subject to the Contingent Deferred Sales Charge. (See “Withdrawals” on page 19.) The Contingent Deferred Sales Charge does not apply to any other variable annuity option. The Mortality Risk Charge will continue to be deducted under this option, as other options, even though under this option we assume no mortality risk.

*Life Annuity: Payments will be made for the life of the Annuitant. Payments will cease with the last payment due prior to the Annuitant’s death.

*Joint and Survivor Life Annuity: Payments will be made during the lifetimes of the Annuitant and a designated second person. Payments will continue as long as either is living.

Life Annuity with Payments Guaranteed for 10 or 20 Years: Payments will be made for the life of the Annuitant. A guaranteed payment period of either 10 or 20 years may be selected. If the Annuitant dies during the guaranteed period, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

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*THESE OPTIONS ARE LIFE ANNUITIES. IT IS POSSIBLE UNDER THESE OPTIONS FOR A PAYEE TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE FIRST PAYMENT, OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE ANNUITANT (OR THE ANNUITANT AND A DESIGNATED SECOND PERSON) DIES AFTER THE SECOND PAYMENT, AND SO ON.

Minimum Annuity Payments

Annuity Payments will be made monthly. But if any payment would be less than $50 we may change the frequency so payments are at least $50 each. If the net contract value to be applied at the annuity date is less than $5,000 ($3,500 for Qualified Contracts), we may elect to pay such amount in a lump sum. For tax consequences of a lump sum payment, see “Taxation of Annuities in General” on page 22.

First Variable Annuity Payment

The dollar amount of the first monthly variable annuity payment will be determined by applying your interest in the Variable Account, less any premium taxes, to the annuity table for the annuity option chosen. The annuity tables are in the Contract. The tables are based on the 1983 Table “a” for Individual Annuity Valuation with interest at 4% and the Annuitant’s age set back one year.

Age Adjustment

The Contract contains a formula for adjusting the age of the Annuitant based on the annuity date for purposed of determining the dollar amount of the first monthly annuity payment for each $1,000 applied under an annuity option. If the annuity date is between the years 1990 and 1999, the Annuitant’s age is reduced one year. For each decade thereafter, the Annuitant’s age is reduced one additional year. The maximum age adjustment is five years.

An age adjustment results in a reduction in the monthly annuity payments that would otherwise be made. It may be advantageous, therefore, for the Contract Owner to designate an annuity date that immediately precedes the date on which an age adjustment would occur under the Contract. For example, annuity payment rates for an Annuitant with an annuity date in the year 2000 will be the same as those for the year 1999, even though the Annuitant is one year older, because the new decade results in the Annuitant’s age being reduced by an additional year.

Number of Annuity Units

The number of Annuity Units for each applicable sub-account is the amount of the first monthly annuity payment attributable to the sub-account divided by the value of an Annuity Unite for that sub-account as of the annuity date. The amount of the first payment attributable to a sub-account is based on the ratio of your interest in the sub-account at the annuity date to your interest in all sub-accounts. The number will not change as a result of investment experience.

Value of Each Annuity Unit

For each sub-account the value of an Annuity Unit was set at the value of the corresponding unit of the Merrill Lynch Variable Annuity Account of FLIC as of the date of the first transfer of assets and liabilities pursuant to the assumption reinsurance agreement between FLIC and us described on page 11. The value may increase or decrease from one valuation period to the next. For any valuation period, the value of an Annuity Unit for a particular sub-account is the value of an Annuity Unit for the sub-account for the last prior valuation period multiplied by the Net Investment Factor for that sub-account for the current valuation period. The result is then multiplied by a factor to neutralize the assumed investment rate of 4% built into the annuity tables.

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Subsequent Variable Annuity Payments

Subsequent variable annuity payments will vary in amount according to the investment performance of the applicable sub-accounts within the Variable Account. The amount of subsequent annuity payments, which may change from month to month, is equal to the number of Annuity Units for each sub-account you have chosen multiplied by the value of an Annuity Unit for such sub-accounts for the valuation period in which payment is due. We guarantee that the amount of each subsequent annuity payment will not be affected by variations in expenses or mortality experience.

Assumed Investment Rate

A 4% assumed investment rate is built into the annuity tables in the Contract. A higher assumption would mean a higher first annuity payment but more slowly rising and more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual net investment rate is 4% annually, annuity payments will be level.

Proof of Age, Sex and Survival

We may require proof of age, sec or survival of any person upon whose continuation of life annuity payments depend.

Notices and Elections

All notices and elections under the Contract must be in writing, signed by the proper party and must be received at our home office to be effective, except that account transfers may be made by telephone. We are not responsible for their validity. If acceptable to us, notices or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status.

Amendment of Contract

At any time we may amend the Contract as required to make it conform with any law, regulation or ruling issued by any government agency to which the Contract is subject.

Ten Day Right to Review

Generally, within 10 days after the Contract Owner receives the Contract, it may be returned for a refund. Some states allow a longer period of time to return the Contract. The Contract must be delivered to ML of New York’s Home Office or to the Financial Consultant who sold it for a refund to be made. ML of New York will then refund to the Contract Owner the greater of all premiums paid into the Contract or the Contract Value as of the date the Contract is returned. The Contract will then be deemed void.

FEDERAL INCOME TAXES

Introduction

The Contracts are designed for use in connection with retirement plans that may or may not be Qualified Plans under the provisions of the Internal Revenue Code. The ultimate effect of federal income taxes on contract value, on annuity payments and on the economic benefit to the Contract Owner, Annuitant or beneficiary depends on the type of retirement plan for which the Contract is purchased, on whether the investments of the Variable Account meet Internal Revenue Service diversification standards (discussed below0 and on the tax and employment status of the individual concerned. The following discussion is general in nature and is not intended as tax advice. Each person concerned

23

should consult a competent tax advisor. This discussion is based on our understanding of current federal income tax laws as currently interpreted. No representation is made regarding the likelihood of continuation of current federal income tax laws or of the current interpretations by the Internal Revenue Service. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.

ML OF New York’s Tax Status

We are taxed as a life insurance company under the Internal Revenue Code. The Variable Account is not a separate entity, and for tax purposes its operations are a part of ours. Therefore, we will be liable for any taxes attributable to the Variable Account. (See “The Variable Account’ on page 11.)

Under existing federal income tax law, although investment income of the Variable Account is includible in our gross income, no income tax on such income is payable by us. We reserve the right, however, to deduct from the Variable Account any such taxes imposed in the future.

Taxation of Annuities in General

Section 72 of the Internal Revenue Code governs taxation of annuities in general. With respect to contracts held by natural persons, no taxes are imposed on increases in the value of a contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. Additionally, certain transfers of a Contract for less than adequate consideration, such as a gift, will trigger tax of the excess of the Net Contract Value over the Contract Owner’s investment in the Contract.

Nonqualified contracts held by other than a natural person are not treated as annuities, and income is treated as ordinary income. This is not applicable to trust or other entities acting as an agent for a natural person.

In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Nonqualified Contract to provide that (a) if any Contract Owner dies on or after the annuity commencement date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Contract Owner’s death; and 9b) if any Contract Owner dies prior to the annuity commencement date, the entire interest in the Contract will be distributed within five years after the date of the Contract Owner’s death. These requirements will be considered satisfied as to any portion of the Contract Owner’s interest which is payable to or for the benefit of a “designated beneficiary” and which is distributed over the life of such “designated beneficiary” or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that owner’s death. The Contract Owner’s “designated beneficiary” (referred to herein as the “Owner’s Beneficiary”) is the person designated by such Contract Owner as a beneficiary and to whom ownership of the Contract passes by reason of death and must be a natural person. However, if the Contract Owner’s “designated beneficiary” is the surviving spouse of the contract Owner, the Contract may be continued with the surviving spouse as the new owner.

The Nonqualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Other rules may apply to qualified contracts.

The taxable portion of annuity payments is generally determined by a formula that establishes the ratio that the cost basis of the contract bears to the expected return under the contract. After such time as the sum of the nontaxable portion of annuity payments received equals the sum of your premium payments (adjusted for any withdrawals

24

or outstanding loans), all subsequent annuity payments are fully taxable as ordinary income. (The purchase of two or more annuity contracts from us or an affiliate in the same calendar year will result in aggregation for purposes of determining the amount of any withdrawal that is treated as taxable income.)

With respect to nonqualified plans, partial withdrawals of contract value are treated as taxable income to the extent that the contract value just before the withdrawal exceeds the investment in the contract. The amount or pledge (or agreement to assign or pledge0 of any portion of the value of the Contract shall be treated as a withdrawal subject to this rule. Full withdrawals are treated as taxable income to the extent that the net contract value withdrawn exceeds the investment in the contract.

A penalty tax is imposed equal to 10% of the taxable income portion of a withdrawal. The penalty tax applies to both nonqualified and qualified contracts, with different exceptions for each. The exceptions applicable to both nonqualified and qualified contracts include (a) distributions made at or after the Contract Owner’s age 59 1/2, (b) distributions made on or after the Contract Owner’s death, (c) distributions attributable to the Contract Owner’s disability, and (d) substantially equal periodic payments for the contract Owner’s life or life expectancy (or joint life or joint life expectancy of the Contract Owner and a second person). There is an additional exception for distributions under an immediate annuity contract applicable to nonqualified contracts and Section 457 plans. Finally, there is an exception unique to qualified contracts (not applicable to Individual Retirement Annuities and Accounts) for distributions made to an employee after separation from service after age 55. (For the tax treatment of any premiums paid prior to August 14, 1982, consult your tax advisor.)

For both withdrawals and annuity payments under some types of qualified plans, there may be no cost basis in the contract within the meaning of Section 72 of the Internal Revenue Code, and the total amount received may be taxable.

Contract Owners, Annuitants and beneficiaries should seek competent financial advice about the tax consequences of distributions under the retirement plan in connection with which the Contracts are purchased.

Internal Revenue Service Diversification Standards

On March 2, 1989, the Internal Revenue Service published final regulations prescribing diversification standards to be met by nonqualified variable annuity contracts as a condition to being taxed as annuities under Section 72 of the Internal Revenue Code. The standards provide that investments of a sub-account of the Variable Account are adequately diversified if no more than (a) 55% of the value of its assets is represented by any one investment, (b) 70% is represented by any two investments, (c) 80% is represented by any three investments, and (d) 90% is represented by any four investments.

It is our opinion that each sub-account of the Variable Account will meet the diversification standards imposed by the Internal Revenue Service, and that, therefore, Nonqualified Contracts will be taxed as annuities under Section  72 of the Internal Revenue Code.

Qualified Plans

The Contracts are designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of Qualified Plans. Contract Owners, Annuitants and beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and condition s of the Contract. Following are brief descriptions of the various types of Qualified Plans in connection with which we will issue a Contract. When issued in connection with Qualified Plans, a Contract will be amended as necessary to conform to the requirements of such plans.

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H.R. 10 Plans

The Self-Employed Individuals’ Tax Retirement Act of 1962, as amended, commonly referred to as “H.R. 10,” permits self-employed individuals to establish Qualified Plans, sometimes referred to as “Keogh plans,” for themselves and their employees. These plans are limited by law as to maximum permissible contributions, distribution dates, nonforfeitability of interest and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form preapproved by the Internal Revenue Service, is adopted and implemented by or for the self-employed person. Purchasers of Contracts for use with H.R. 10 Plans should seek competent advice as to the suitability of the proposed plan documents and of the Contract to their specific needs.

Individual Retirement Annuities and Individual Retirement Accounts

Section 408 of the IRC permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account (each hereafter referred to as “IRA”). IRAs are subject to limits on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of Qualified Plans may be “rolled over” on a tax-deferred basis into an IRA. Sales of the Contract for use with IRAs may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of the Contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke the Contract within 7 days of the earlier of the establishment of the IRA or the purchase of the Contract. Purchasers should seek competent advice as to the suitability of the Contract for use with IRAs.

Corporate Pension and Profit Sharing Plans

Sections 401(a) and 403(a) of the Internal Revenue Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. Corporate employers intending to use the Contracts in connection with such plans should seek competent advice. These plans are limited by law as to maximum permissible contributions, distribution dates, nonforfeitability of interest and tax rates applicable to distributions.

Tax-Sheltered Annuities

Section 403(b) of the Internal Revenue Code permits public school employees and employees of certain types of charitable, educational and scientific organization s specified in Section 401(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of premiums from gross income for tax purposes. These annuity contracts are commonly referred to as “Tax-Sheltered Annuities.” Premiums excluded from gross income will be subject to FICA taxes. Purchasers using the Contracts as a Tax-Sheltered Annuity should seek competent advice as to eligibility, limitations on permissible amounts or premiums, and restrictions and tax consequences on distribution. The restrictions on distributions include a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless made:

(a)	After you attain age 591/2;

(b)	Upon separation from service;

(c)	Upon death or disability, or

(d)	For an amount not greater than the total of such contributions in the case of hardship.

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The above restrictions apply to distributions of employee contributions made after December 31, 1988, earnings on those contributions, and earnings on amounts attributable to employee contributions that are held as of December 31, 1988.

Section 457 Deferred Compensation (“Section 457”) Plans

Under Section 457 of the Internal Revenue Code, employees and independent contractors who perform services for tax-exempt employers may participate in a Section 457 plan of their employer allowing them to defer part of their salary or other compensation. The amount deferred and any income eon such amount will not be taxable until paid or otherwise made available to the employee.

The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee’s includible compensation, up to $7,500. Includible compensation means earnings for services rendered to the employer which is includible in the employee’s gross income, but excluding any contributions under the Section 457 plan or a Tax-Sheltered Annuity. During the last three years before an individual attains normal retirement age additional “catch-up” deferrals are permitted.

The deferred amounts will be used by the employer to purchase the Contracts. The Contracts will be owned by the employer and will be subject to the claims of the employer’s creditors. The employee has no rights or vested interest in the Contract and is only entitled to payment in accordance with the Section 457 plan provisions. Present federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in certain limited cases.

Withholding

Pension and annuity distributions generally are subject to withholding for the recipient’s federal income tax liability at rates that vary according to the type of distribution and the recipient’s tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. As of January 1, 1993, ML of New York is generally required to withhold on distributions under Qualified Contracts.

VARIABLE ACCOUNT VOTING RIGHTS

In accordance with our view of present applicable law, we will vote the shares of the Funds held in the Variable Account at any special meeting of the shareholders of the Funds according to instructions received from persons having a voting interest in the Variable Account. We will vote shares attributable to Contracts for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. Share not attributable to Contracts will also be voted in the same proportion as shares in the respective sub-accounts for which instructions are received. If, however the Investment Company Act of 1940 should be amended, or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Funds in our own right, we may elect to do so.

The person having the voting interest under a Contract is the Contract Owner. Prior to the annuity date, the number of shares of each Fund for which voting instructions may be given by a Contract Owner is determined by dividing the Contract Owner’s interest in the applicable sub-account by the net asset value per share of that Funds. After the annuity date, the number of shares of each Fund for which voting instruction may be given is determined by dividing the reserve for such Contract allocated to the applicable sub-account by the net asset value per share of that Fund. The votes attributable to such a Contract will decrease as the reserved underlying the Contract decrease.

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The number of Fund shares for which voting instructions may be given will be determined as of the date to be chosen by us, not more than 90 days prior to the meeting of the Fund. Each person having a voting interest in the Variable Account will receive periodic reports relating to the Funds in which he or she has an interest, including proxy material and a form with which to give voting instructions.

REPORTS TO CONTRACT OWNERS

We will mail to you at your last address on our records at least annually prior to the annuity date a report containing such information as may be required by any applicable law or regulation and a statement showing your current number of Accumulation Units, the value per Accumulation Unit, the value of your interest in the Variable Account and the total contract value

DISTRIBUTION OF THE CONTRACTS

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is the principal underwriter of the Contract. It was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. (“NASD”)/ MLPF&S’ principal business address is World Financial Center, 250 Vesey Street, New York New York, 10281.

Contracts are sold by registered representatives (Financial Consultants) of MLPF&S who are also licensed through Merrill Lynch Life Agency, Inc. (“MLLA”) as insurance agents for ML of New York. ML of New York has entered into a distribution agreement with MLPF&S and a companion sales agreement with MLLA through which agreements the Contracts are sold and the Financial Consultants are compensated by MLLA and/or MLPF&S. The maximum commission paid to the Financial Consultant is 2.3% of each premium. In addition, on the annuity date, the Financial Consultant will receive additional compensation of no more than 1.4% of the contract value. Additional annual compensation of no more than 0.10% of the contract value may also be paid to the Financial Consultant.

The maximum commission ML of New York will pay to MLLA to be used to pay commissions to Financial Consultants is 5% of each premium.

MLPF&S may arrange for sales of the Contract by other broker-dealers who are registered under the Securities Exchange Act of 1934 and are members of the NASD. Registered representatives of these other broker-dealers may be compensated on a different basis than MLPF&S registered representatives.

STATE REGULATION

We are subject to the laws of the State of New York governing insurance companies and to the regulations of the New York Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we’re licensed to do business. An annual statement in the prescribed form is filed with the Insurance Department each year covering our operation for the preceding year and our financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves so that the Insurance Department may certify that these items are correct. Our books and accounts are subject to review by the Insurance Department at all times. A full examination of our operations is conducted periodically by the New York Insurance Department and under the auspices of the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or our investment practices or policies.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgments, is not of material importance to our total assets. None of such litigation relates to the Variable Account.

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EXPERTS

The financial statements of ML of New for the three years ended December 31, 1992 and of the Variable Account for the year ended December 31, 1992 and the period ended December 31, 1991 included in the Statement of Additional Information have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing herein, and have been included in reliance on the reports of Deloitte & Touche given upon their authority as experts in accounting and auditing. Deloitte & Touche’s principal business address is One World Trade Center, New York, New York 10048-0601.

REGISTRATION STATEMENTS

Registration Statements have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940 that related to the Contract and its investment options. This Prospectus does not contain all of the information in the registration statements as permitted by Securities and Exchange Commission regulations. The omitted information can be obtained from the Securities and Exchange Commission’s principal office in Washington, D.C., upon payment of a prescribed fee.

LEGAL MATTERS

The organization of the Company, its authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, ML of New York’s Senior Vice President and General Counsel. Jones & Blouch of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History

Principal Underwriter

Financial Statements

Administrative Services Arrangements

Financial Statements of ML of New York Variable Annuity Separate Account*

Financial Statement of ML Life Insurance Company of New York*

*	Not included in re-filed version of Statement of Additional Information dated May 1, 1993.

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APPENDIX

APPLICABLE ONLY TO CONTRACTS ISSUED PRIOR TO APRIL 30, 1986

If your contract was issued prior to April 30, 1986 and reinsured by us (“old Contract”), you may transfer all of your contract value at net asset value to a new Contract described in this Prospectus. No Contingent Deferred Sales Charge will be imposed on such transfer, and the new Contract will be deemed a continuation of the old Contract in computing withdrawal charges under the new Contract.

Contracts issued prior to April 30, 1986, contain variable contract charges identical in aggregate amount to the charges contained in the new Contracts, except that the Contingent Deferred Sales Charge applies with respect to the old Contracts to withdrawals of any amount during the first contract year. The new Contracts provide that the contingent Deferred Sales Charge does not apply to a withdrawal of up to 10% of the sum of premiums paid during the first contract year. After the first contract year, both the old and new Contracts permit withdrawals, without charge, of up to 10% of the sum of premiums paid prior to the date of withdrawal.

In all other respects, both old and new Contracts are substantially similar, except as follows:

1.	The old Contracts do not provide for a Fixed Account (see “The Fixed Account” on page 17).

2.	The old Contracts do not provide for an annuity option of payments for a fixed period (see “Annuity Options” on page 20).

3.	The old Contracts contain different annuity tables for use in determining the amount of the first variable annuity payment under the annuity options offered. The annuity tables in the old Contracts are more favorable to Contract Owners than the new Contracts’ annuity tables and do not provide for an age adjustment based on the year in which annuity payments commence. The annuity tables for both new and old Contracts provide minimum guarantees.

4.	Old Contracts, unlike new Contracts, permit a Contract Owner to transfer all or part of his or her contract value to or from certain other fixed annuity contracts issued or reinsured by us to the Contract Owner. Transfers must be at least $300, and for a partial transfer the remaining contract value must be at least $100. All transfers must be at least 6 months apart and must be made prior to the death of the Annuitant and at least 30 days prior to the annuity date. The primary purpose of this transfer provision is to provide the Contract Owner with a means for transfer in and out of ML of New York’s companion fixed annuity, a feature unnecessary with respect to the new Contracts, because of the existence of the Fixed Account.

Any Contract Owner contemplating an exchange of Contracts should carefully consider the potential adverse effect on the level of future annuity payments that may result from an exchange to a new Contract.

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PORTFOLIP PLUS

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY*

ML of New York Variable Annuity Separate Account

Supplement Dated July 1, 2014

to the

Statement of Additional Information dated May 1, 1993

The following hereby amends and supplements your Statement of Additional Information:

*	Effective on or about July 1, 2014, Transamerica Advisors Life Insurance Company of New York (“TALICNY”) merged with and into its affiliate Transamerica Financial Life Insurance Company (“TFLIC”). Before the merger, the Portfolio Plus contracts (“Contracts”) were issued by TALICNY. Upon consummation of the Merger, TALICNY’s corporate existence ceased by operation of law, and TFLIC became responsible for all liabilities and obligations of TALICNY, including those created under the Contracts.

The following hereby replaces the Financial Statements section of the Statement of Additional Information:

Financial Statements

The statutory basis financial statements and schedules of Transamerica Financial Life Insurance Company included in this Statement of Additional Information should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of Transamerica Financial Life Insurance Company to meet any obligations it may have under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Account.

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Years Ended December 31, 2013 and 2012

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Financial Statements

Years Ended December 31, 2013 and 2012

	Ernst & Young LLP	Tel: +1 515 243 2727
	Suite 3000	Fax: +1 515 362 7200
801 Grand Avenue
Des Moines, lA 50309-2764
Building a better working world

The Board of Directors and Contract Owners

OfML ofNew York Variable Annuity Separate Account

Transamerica Advisors Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of the subaccounts of Transamerica Advisors Life Insurance Company of New York ML of New York Variable Annuity Separate Account (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Transamerica Advisors Life Insurance Company of New York ML of New York Variable Annuity Separate Account, at December 31, 2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa

April25, 2014

A member firm of Ernst & Young Global Limited

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
BlackRock Basic Value V.I. Class I Shares	—	$—	$—	$—	$—	—	$33.092521	$34.813995
BlackRock Global Allocation V.I. Class I Shares	5,000.196	76,125	88,053	—	88,053	3,120	27.553837	28.987108
BlackRock Global Opportunities V.I. Class I Shares	5,306.394	61,454	95,409	—	95,409	5,232	18.235430	19.099325
BlackRock High Yield V.I. Class I Shares	1,114.428	7,574	8,548	44	8,592	71	120.854247	136.231980
BlackRock International V.I. Class I Shares	—	—	—	—	—	—	17.959692	18.649634
BlackRock Large Cap Core V.I. Class I Shares	9,547.136	274,402	322,693	—	322,693	1,807	167.616875	193.284054
BlackRock Money Market V.I. Class I Shares	5,855.231	5,855	5,855	2	5,857	206	26.958677	29.616786
BlackRock S&P 500 Index V.I. Class I Shares	747.599	13,011	14,526	—	14,526	529	26.106826	27.462207
BlackRock Total Return V.I. Class I Shares	6,272.105	72,789	72,192	183	72,375	1,002	65.125589	72.214788
BlackRock Value Opportunities V.I. Class I Shares	1,862.949	26,276	51,194	(1)	51,193	336	134.814733	158.219842

See accompanying notes.

2

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations
BlackRock Basic Value V.I. Class I Shares	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
BlackRock Global Allocation V.I. Class I Shares	71,330	1,175	872	303	228	40	268	5,853	6,121	6,424
BlackRock Global Opportunities V.I. Class I Shares	65,859	789	915	(126)	—	322	322	8,451	8,773	8,647
BlackRock High Yield V.I. Class I Shares	6,987	493	98	395	—	9	9	583	592	987
BlackRock International V.I. Class I Shares	—	—	—	—	—	—	—	—	—	—
BlackRock Large Cap Core V.I. Class I Shares	219,427	3,554	2,762	792	—	(758)	(758)	24,993	24,235	25,027
BlackRock Money Market V.I. Class I Shares	6,100	—	69	(69)	—	—	—	—	—	(69)
BlackRock S&P 500 Index V.I. Class I Shares	9,770	207	108	99	243	(31)	212	1,099	1,311	1,410
BlackRock Total Return V.I. Class I Shares	69,078	2,511	720	1,791	—	7	7	3,146	3,153	4,944
BlackRock Value Opportunities V.I. Class I Shares	32,376	170	376	(206)	—	192	192	4,005	4,197	3,991

See Accompanying Notes.

(1)	See Footnote 1

3

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

Subaccount	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
BlackRock Basic Value V.I. Class I Shares	$—	$—	$—
BlackRock Global Allocation V.I. Class I Shares	(71)	6,353	77,683
BlackRock Global Opportunities V.I. Class I Shares	(13)	8,634	74,493
BlackRock High Yield V.I. Class I Shares	(6)	981	7,968
BlackRock International V.I. Class I Shares	—	—	—
BlackRock Large Cap Core V.I. Class I Shares	(73)	24,954	244,381
BlackRock Money Market V.I. Class I Shares	(54)	(123)	5,977
BlackRock S&P 500 Index V.I. Class I Shares	(30)	1,380	11,150
BlackRock Total Return V.I. Class I Shares	(36)	4,908	73,986
BlackRock Value Opportunities V.I. Class I Shares	(22)	3,969	36,345

See Accompanying Notes.

(1)	See Footnote 1

4

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations
BlackRock Basic Value V.I. Class I Shares	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
BlackRock Global Allocation V.I. Class I Shares	77,683	974	956	18	3,133	125	3,258	7,161	10,419	10,437
BlackRock Global Opportunities V.I. Class I Shares	74,493	308	1,093	(785)	—	482	482	21,231	21,713	20,928
BlackRock High Yield V.I. Class I Shares	7,968	486	108	378	—	14	14	237	251	629
BlackRock International V.I. Class I Shares	—	—	—	—	—	—	—	—	—	—
BlackRock Large Cap Core V.I. Class I Shares	244,381	3,040	3,268	(228)	—	(200)	(200)	78,799	78,599	78,371
BlackRock Money Market V.I. Class I Shares	5,977	—	66	(66)	—	—	—	—	—	(66)
BlackRock S&P 500 Index V.I. Class I Shares	11,150	221	129	92	429	(6)	423	2,891	3,314	3,406
BlackRock Total Return V.I. Class I Shares	73,986	2,268	730	1,538	—	1	1	(3,107)	(3,106)	(1,568)
BlackRock Value Opportunities V.I. Class I Shares	36,345	240	467	(227)	—	273	273	14,813	15,086	14,859

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

Subaccount	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
BlackRock Basic Value V.I. Class I Shares	$—	$—	$—
BlackRock Global Allocation V.I. Class I Shares	(67)	10,370	88,053
BlackRock Global Opportunities V.I. Class I Shares	(12)	20,916	95,409
BlackRock High Yield V.I. Class I Shares	(5)	624	8,592
BlackRock International V.I. Class I Shares	—	—	—
BlackRock Large Cap Core V.I. Class I Shares	(59)	78,312	322,693
BlackRock Money Market V.I. Class I Shares	(54)	(120)	5,857
BlackRock S&P 500 Index V.I. Class I Shares	(30)	3,376	14,526
BlackRock Total Return V.I. Class I Shares	(43)	(1,611)	72,375
BlackRock Value Opportunities V.I. Class I Shares	(11)	14,848	51,193

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

ML of New York Variable Annuity Separate Account (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company of New York (TALICNY), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Merrill Lynch Portfolio Plus® NY.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
BlackRock Variable Series Funds, Inc.	BlackRock Variable Series Funds, Inc.
BlackRock Basic Value V.I. Class I Shares	BlackRock Basic Value V.I. Fund Class I Shares
BlackRock Global Allocation V.I. Class I Shares	BlackRock Global Allocation V.I. Fund Class I Shares
BlackRock Global Opportunities V.I. Class I Shares	BlackRock Global Opportunities V.I. Fund Class I Shares
BlackRock High Yield V.I. Class I Shares	BlackRock High Yield V.I. Fund Class I Shares
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Core V.I. Class I Shares	BlackRock Large Cap Core V.I. Fund Class I Shares
BlackRock Money Market V.I. Class I Shares	BlackRock Money Market V.I. Fund Class I Shares
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock Total Return V.I. Class I Shares	BlackRock Total Return V.I. Fund Class I Shares
BlackRock Value Opportunities V.I. Class I Shares	BlackRock Value Opportunities V.I. Fund Class I Shares

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

7

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

8

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Notes to Financial Statements

December 31, 2013

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales
BlackRock Basic Value V.I. Class I Shares	$—	$—
BlackRock Global Allocation V.I. Class I Shares	4,104	1,019
BlackRock Global Opportunities V.I. Class I Shares	304	1,102
BlackRock High Yield V.I. Class I Shares	481	114
BlackRock International V.I. Class I Shares	—	—
BlackRock Large Cap Core V.I. Class I Shares	3,030	3,317
BlackRock Money Market V.I. Class I Shares	—	120
BlackRock S&P 500 Index V.I. Class I Shares	649	159
BlackRock Total Return V.I. Class I Shares	2,288	769
BlackRock Value Opportunities V.I. Class I Shares	240	478

9

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
BlackRock Basic Value V.I. Class I Shares	—	—	—	—	—	—
BlackRock Global Allocation V.I. Class I Shares	—	(2)	(2)	—	(3)	(3)
BlackRock Global Opportunities V.I. Class I Shares	—	(1)	(1)	—	(1)	(1)
BlackRock High Yield V.I. Class I Shares	—	—	—	—	—	—
BlackRock International V.I. Class I Shares	—	—	—	—	—	—
BlackRock Large Cap Core V.I. Class I Shares	—	—	—	—	(1)	(1)
BlackRock Money Market V.I. Class I Shares	—	(2)	(2)	—	(1)	(1)
BlackRock S&P 500 Index V.I. Class I Shares	—	(1)	(1)	—	(2)	(2)
BlackRock Total Return V.I. Class I Shares	—	(1)	(1)	—	—	—
BlackRock Value Opportunities V.I. Class I Shares	—	(1)	(1)	—	—	—

10

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Basic Value V.I. Class I Shares
	12/31/2013	—	$34.81 to $33.09	$—	—%	1.00% to 1.30%	36.70% to 36.29%
	12/31/2012	—	25.47 to 24.28	—	—	1.00 to 1.30	12.91 to 12.57
	12/31/2011	—	22.56 to 21.57	—	0.24	1.00 to 1.30	(3.41) to (3.70)
	12/31/2010	4,564	23.35 to 22.40	102,213	1.68	1.00 to 1.30	11.69 to 11.36
	12/31/2009	4,564	20.91 to 20.11	91,792	2.19	1.00 to 1.30	29.84 to 29.45
BlackRock Global Allocation V.I. Class I Shares
	12/31/2013	3,120	28.99 to 27.55	88,053	1.18	1.00 to 1.30	13.62 to 13.28
	12/31/2012	3,122	25.51 to 24.32	77,683	1.56	1.00 to 1.30	9.18 to 8.85
	12/31/2011	3,125	23.37 to 22.35	71,330	0.82	1.00 to 1.30	(4.45) to (4.73)
	12/31/2010	12,127	24.46 to 23.46	285,925	1.22	1.00 to 1.30	8.96 to 8.64
	12/31/2009	12,131	22.44 to 21.59	263,161	1.93	1.00 to 1.30	20.01 to 19.65
BlackRock Global Opportunities V.I. Class I Shares
	12/31/2013	5,232	19.10 to 18.24	95,409	0.37	1.00 to 1.30	28.48 to 28.10
	12/31/2012	5,233	14.87 to 14.24	74,493	1.12	1.00 to 1.30	13.47 to 13.13
	12/31/2011	5,234	13.10 to 12.58	65,859	1.14	1.00 to 1.30	(13.26) to (13.51)
	12/31/2010	5,235	15.10 to 14.55	76,163	0.87	1.00 to 1.30	10.13 to 9.80
	12/31/2009	5,236	13.71 to 13.25	69,378	2.78	1.00 to 1.30	34.31 to 33.91
BlackRock High Yield V.I. Class I Shares
	12/31/2013	71	136.23 to 120.85	8,592	5.88	1.00 to 1.30	8.25 to 7.93
	12/31/2012	71	125.85 to 111.98	7,968	6.57	1.00 to 1.30	14.51 to 14.16
	12/31/2011	71	109.90 to 98.08	6,987	7.01	1.00 to 1.30	2.31 to 2.01
	12/31/2010	71	107.42 to 96.15	6,857	7.76	1.00 to 1.30	14.22 to 13.88
	12/31/2009	71	94.05 to 84.43	6,029	9.41	1.00 to 1.30	55.07 to 54.61
BlackRock International V.I. Class I Shares
	12/31/2013	—	18.65 to 17.96	—	—	1.00 to 1.30	21.53 to 21.17
	12/31/2012	—	15.35 to 14.82	—	—	1.00 to 1.30	13.93 to 13.59
	12/31/2011	—	13.47 to 13.05	—	0.15	1.00 to 1.30	(14.56) to (14.81)
	12/31/2010	2,150	15.76 to 15.32	32,935	1.15	1.00 to 1.30	5.51 to 5.20
	12/31/2009	2,150	14.94 to 14.56	31,308	2.30	1.00 to 1.30	28.68 to 28.30
BlackRock Large Cap Core V.I. Class I Shares
	12/31/2013	1,807	193.28 to 167.62	322,693	1.08	1.00 to 1.30	32.29 to 31.89
	12/31/2012	1,807	146.11 to 127.09	244,381	1.50	1.00 to 1.30	11.59 to 11.25
	12/31/2011	1,808	130.94 to 114.24	219,427	0.60	1.00 to 1.30	1.38 to 1.08
	12/31/2010	5,059	129.15 to 113.01	584,277	1.08	1.00 to 1.30	8.04 to 7.72
	12/31/2009	5,061	119.54 to 104.91	542,228	1.41	1.00 to 1.30	21.32 to 20.96
BlackRock Money Market V.I. Class I Shares
	12/31/2013	206	29.62 to 26.96	5,857	—	1.00 to 1.30	(0.99) to (1.29)
	12/31/2012	208	29.91 to 27.31	5,977	—	1.00 to 1.30	(1.00) to (1.29)
	12/31/2011	209	30.21 to 27.67	6,100	—	1.00 to 1.30	(0.98) to (1.28)
	12/31/2010	278	30.51 to 28.03	8,092	—	1.00 to 1.30	(0.99) to (1.28)
	12/31/2009	280	30.82 to 28.39	8,243	0.15	1.00 to 1.30	(0.83) to (1.13)
BlackRock S&P 500 Index V.I. Class I Shares
	12/31/2013	529	27.46 to 26.11	14,526	1.72	1.00 to 1.30	30.56 to 30.16
	12/31/2012	530	21.03 to 20.06	11,150	1.93	1.00 to 1.30	14.45 to 14.10
	12/31/2011	532	18.38 to 17.58	9,770	1.72	1.00 to 1.30	0.69 to 0.39
	12/31/2010	533	18.25 to 17.51	9,733	1.69	1.00 to 1.30	13.56 to 13.23
	12/31/2009	535	16.07 to 15.46	8,599	2.07	1.00 to 1.30	24.94 to 24.57

11

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Total Return V.I. Class I Shares
	12/31/2013	1,002	$72.21 to $65.13	$72,375	3.10%	1.00% to 1.30%	(2.12)% to (2.41)%
	12/31/2012	1,003	73.78 to 66.74	73,986	3.50	1.00 to 1.30	7.17 to 6.85
	12/31/2011	1,003	68.84 to 62.46	69,078	4.10	1.00 to 1.30	5.13 to 4.82
	12/31/2010	1,885	65.48 to 59.58	118,236	4.95	1.00 to 1.30	8.50 to 8.17
	12/31/2009	1,886	60.35 to 55.08	109,165	6.00	1.00 to 1.30	16.71 to 16.37
BlackRock Value Opportunities V.I. Class I Shares
	12/31/2013	336	158.22 to 134.81	51,193	0.55	1.00 to 1.30	40.99 to 40.56
	12/31/2012	337	112.22 to 95.91	36,345	0.49	1.00 to 1.30	12.41 to 12.07
	12/31/2011	337	99.84 to 85.58	32,376	0.15	1.00 to 1.30	(3.39) to (3.68)
	12/31/2010	3,491	103.34 to 88.85	313,735	0.57	1.00 to 1.30	27.42 to 27.04
	12/31/2009	3,192	81.11 to 69.94	226,020	0.73	1.00 to 1.30	27.07 to 26.69

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

12

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

TALICNY deducts an annual charge during the accumulation phase, not to exceed $30, proportionately from the subaccounts’ unit values. An annual charge ranging from 1.00% to 1.30% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for TALICNY’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

6. Income Tax

Operations of the Separate Account form a part of TALICNY, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALICNY for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALICNY. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALICNY, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

13

Transamerica Advisors Life Insurance Company of New York

ML of New York Variable Annuity Separate Account

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

14

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Transamerica Financial Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Transamerica Financial Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Report of Independent Auditors

The Board of Directors

Transamerica Financial Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Transamerica Financial Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of New York the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 11, 2014

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Bonds	$7,614,084	$7,413,206
Preferred stocks	1,706	1,573
Common stocks
Affiliated entities (cost: 2013—$4,212 ; 2012—$5,814)	4,217	6,573
Unaffiliated entities (cost: 2013— $1,616 ; 2012— $3,950)	1,954	5,113
Mortgage loans on real estate	551,082	544,544
Policy loans	64,552	60,041
Cash, cash equivalents and short-term investments	124,946	587,426
Derivatives	15,940	41,613
Other invested assets	97,025	95,315
Receivables for derivatives cash collateral posted to counterparty	157	—
Securities lending reinvested collateral assets	430,678	258,143

Total cash and invested assets	8,906,341	9,013,547
Premiums deferred and uncollected	10,466	11,297
Due and accrued investment income	88,061	87,584
Net deferred income tax asset	41,598	69,021
Reinsurance receivable	16,252	14,782
Receivable from parent, subsidiaries and affiliates	—	87,032
Accounts receivable	32,721	67,897
Estimated premium tax offset on the provision for future guarantee fund assessments	4,679	16,319
Other admitted assets	9,038	1,110
Separate account assets	20,293,235	17,590,145

Total admitted assets	$29,402,391	$26,958,734

Transamerica Financial Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$915,424	$842,238
Annuity	6,261,077	6,685,096
Accident and health	131,076	125,546
Policy and contract claim reserves:
Life	24,337	15,509
Annuity	407	437
Accident and health	11,283	11,356
Liability for deposit-type contracts	57,553	61,391
Other policyholders’ funds	1,158	968
Federal income taxes payable	4,010	37,507
Transfers from separate accounts due or accrued	(128,528)	(109,165)
Amounts withheld or retained	11,203	14,876
Remittances and items not allocated	109,543	197,241
Borrowed money	20,029	67,407
Asset valuation reserve	135,159	118,108
Interest maintenance reserve	91,711	102,036
Funds held under coinsurance and other reinsurance treaties	162	201
Reinsurance in unauthorized companies	488	518
Commissions and expense allowances payable on reinsurance assumed	10,152	12,497
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	365	—
Derivatives	53,183	12,704
Payable for securities lending	430,678	258,143
Taxes, licenses and fees due or accrued	9,264	33,603
Payable for derivative cash collateral	1,301	20,334
Deferred gain on assumption of reinsurance transaction	15,559	17,984
Other liabilities	7,993	6,043
Separate account liabilities	20,293,227	17,590,139

Total liabilities	28,467,814	26,122,719
Capital and surplus:
Common stock, $125 per share par value, 16,466 shares authorized, issued and outstanding	2,058	2,058
Preferred stock, $10 per share par value, 44,175 shares authorized, issued and outstanding	442	442
Surplus notes	150,000	150,000
Paid-in surplus	849,460	849,460
Special surplus	8,085	6,660
Unassigned deficit	(75,468)	(172,605)

Total capital and surplus	934,577	836,015

Total liabilities and capital and surplus	$29,402,391	$26,958,734

See accompanying notes.

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$140,211	$127,077	$(378,419)
Annuity	5,023,344	4,733,483	4,738,804
Accident and health	83,115	79,788	66,085
Net investment income	406,880	427,128	463,530
Amortization of interest maintenance reserve	17,702	17,065	16,416
Commissions and expense allowances on reinsurance ceded	61,037	58,516	(52,546)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	139,374	125,160	114,076
Consideration on reinsurance transaction	770	—	75,821
Income from fees associated with investment management and administration for general account	32,592	22,885	35,591
IMR adjustment due to reinsurance	—	—	13,086
Other income	35,019	28,867	24,308

	5,940,044	5,619,969	5,116,752
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	107,202	82,522	145,511
Annuity benefits	115,999	121,593	105,868
Surrender benefits	4,252,300	4,039,973	3,671,197
Other benefits	6,946	5,689	8,152
Increase (decrease) in aggregate reserves for policies and contracts:
Life	73,186	56,740	(379,626)
Annuity	(424,019)	(243,529)	193,394
Accident and health	5,530	4,893	1,742

	4,137,144	4,067,881	3,746,238
Insurance expenses:
Commissions	160,838	161,079	152,964
General insurance expenses	125,854	120,202	143,542
Taxes, licenses and fees	7,507	10,206	18,065
Net transfers to separate accounts	1,194,031	942,930	1,143,898
Experience refunds	450	476	85,372
Interest on surplus notes	9,375	9,375	9,375
Consideration on reinsurance recaptured and novated	—	12,732	—
Other benefits	(3,347)	(5,002)	(3,715)

	1,494,708	1,251,998	1,549,501

Total benefits and expenses	5,631,852	5,319,879	5,295,739

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments	$308,192	$300,090	$(178,987)

Transamerica Financial Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Federal income tax expense	$14,157	$110,930	$44,789

Gain (loss) from operations before net realized capital gains (losses) on investments	294,035	189,160	(223,776)
Net realized capital (losses)/gains on investments (net of related federal income taxes and amounts tranferred to interest maintenance reserve)	(67,892)	8,817	(43,004)

Net income (loss)	$226,143	$197,977	$(266,780)

See accompanying notes.

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at January 1, 2011	$2,058	$442	$31,476	$150,000	$849,460	$4,581	$(243,350)	$794,667
Net income (loss)	—	—	—	—	—	215	(266,995)	(266,780)
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	48,801	48,801
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	(793)	(793)
Change in nonadmitted assets	—	—	—	—	—	—	19,988	19,988
Change in asset valuation reserve	—	—	—	—	—	—	1,914	1,914
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	601	601
Change in reserve on account of change in valuation basis	—	—	—	—	—	—	520	520
Surplus withdrawn from separate account	—	—	—	—	—	—	965	965
Other changes in surplus in separate account statement	—	—	—	—	—	—	(860)	(860)
Change in net deferred income tax asset	—	—	—	—	—	—	(7,754)	(7,754)
Change in surplus as result of reinsurance	—	—	—	—	—	—	400,760	400,760
Change in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(3,546)	—	—	—	—	(3,546)
Correction of error-asset valuation reserve	—	—	—	—	—	—	6,248	6,248
Correction of error-TLIC novation of group annuity policies	—	—	—	—	—	—	(2,590)	(2,590)
Dividends to stockholders	—	—	—	—	—	—	(300,000)	(300,000)

Balance at December 31, 2011	2,058	442	27,930	150,000	849,460	4,796	(342,545)	692,141
Net income	—	—	—	—	—	1,864	196,113	197,977
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	(47,417)	(47,417)
Change in net unrealized foreign capital gains and losses, net of tax	—	—	—	—	—	—	771	771
Change in nonadmitted assets	—	—	—	—	—	—	4,232	4,232
Change in asset valuation reserve	—	—	—	—	—	—	(16,152)	(16,152)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	288	288
Surplus withdrawn from separate account	—	—	—	—	—	—	(152)	(152)
Other changes in surplus in separate account statement	—	—	—	—	—	—	(55)	(55)
Change in net deferred income tax asset	—	—	—	—	—	—	(12,128)	(12,128)
Change in surplus as result of reinsurance	—	—	—	—	—	—	36,456	36,456
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	—	(27,930)	—	—	—	27,930	—
Correction of error-GMWB reserve	—	—	—	—	—	—	(19,946)	(19,946)

Balance at December 31, 2012	$2,058	$442	$—	$150,000	$849,460	$6,660	$(172,605)	$836,015

Transamerica Financial Life Insurance Company

Statements of Changes in Capital and

Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Preferred Stock	Aggregate Write-ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Special Surplus	Unassigned Deficit	Total Capital and Surplus
Balance at December 31, 2012	$2,058	$442	$—	$150,000	$849,460	$6,660	$(172,605)	$836,015
Net income	—	—	—	—	—	1,425	224,718	226,143
Change in net unrealized capital gains and losses, net of tax	—	—	—	—	—	—	(44,446)	(44,446)
Change in nonadmitted assets	—	—	—	—	—	—	(10,951)	(10,951)
Change in asset valuation reserve	—	—	—	—	—	—	(11,971)	(11,971)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	—	30	30
Other changes in surplus in separate account statement	—	—	—	—	—	—	2	2
Change in net deferred income tax asset	—	—	—	—	—	—	(40,501)	(40,501)
Change in surplus as result of reinsurance	—	—	—	—	—	—	(14,664)	(14,664)
Correction of error-asset valuation reserve	—	—	—	—	—	—	(5,080)	(5,080)

Balance at December 31, 2013	$2,058	$442	$—	$150,000	$849,460	$8,085	$(75,468)	$934,577

See accompanying notes.

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$5,247,885	$4,939,853	$4,483,991
Net investment income	412,947	440,693	481,777
Miscellaneous income	258,743	273,207	592,123
Benefit and loss related payments	(4,480,068)	(4,271,352)	(4,032,966)
Net transfers to separate accounts	(1,213,394)	(992,548)	(1,246,079)
Commissions, expenses paid and aggregate write-ins for deductions	(345,457)	(368,756)	(337,782)
Federal and foreign income taxes paid	(51,874)	(98,109)	(20,425)

Net cash used in operating activities	(171,218)	(77,012)	(79,361)
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	1,371,997	2,068,919	1,767,840
Preferred stock	1,002	1,291	—
Common stock	4,196	514	2,041
Mortgage loans	130,224	159,142	199,996
Other invested assets	12,460	16,285	23,669
Securities lending reinvested collateral assets	—	217,909	798
Miscellaneous proceeds	1,444	10,801	23,856

Total investment proceeds	1,521,323	2,474,861	2,018,200
Costs of investments acquired:
Bonds	(1,570,360)	(1,629,354)	(1,486,259)
Preferred stock	(1,245)	(521)	(618)
Common stock	(187)	(3,892)	(1,694)
Mortgage loans	(137,041)	(80,113)	(55,689)
Other invested assets	(16,237)	(14,161)	(12,955)
Securities lending reinvested collateral assets	(172,535)	—	—
Miscellaneous applications	(67,942)	(12,500)	(32,729)

Total cost of investments acquired	(1,965,547)	(1,740,541)	(1,589,944)
Net (increase) decrease in policy loans	(4,511)	(4,183)	6,530

Net cost of investments acquired	(1,970,058)	(1,744,724)	(1,583,414)

Net cash (used in) provided by investing activities	(448,735)	730,137	434,786

Transamerica Financial Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net (withdrawals)/deposits on deposit-type contracts and other insurance liabilities	$(148)	$823	$(65,804)
Borrowed funds	(47,219)	67,189	—
Dividends to stockholders	—	—	(300,000)
Funds withheld under reinsurance treaties with unauthorized reinsurers	147	(226)	288
Receivable from parent, subsidiaries and affiliates	87,032	(65,789)	(1,496)
Payable to parent, subsidiaries and affiliates	365	(22,062)	(1,967)
Payable for securities lending	172,535	(217,909)	(798)
Other cash (applied) provided	(55,239)	(5,828)	54,106

Net cash provided (used in) by financing and miscellaneous activities	157,473	(243,802)	(315,671)

Net (decrease) increase in cash, cash equivalents and short-term investments	(462,480)	409,323	39,754
Cash, cash equivalents and short-term investments:
Beginning of year	587,426	178,103	138,349

End of year	$124,946	$587,426	$178,103

See accompanying notes.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share Data)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Transamerica Financial Life Insurance Company (the Company) is a stock life insurance company and is majority owned by Aegon USA, LLC. (Aegon) and minority owned by Transamerica Life Insurance Company (TLIC). Both Aegon and TLIC are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company sells fixed and variable pension and annuity products, group life coverages, life insurance, investment contracts, structured settlements and guaranteed interest contracts and funding agreements. The Company is licensed in 50 states and the District of Columbia. Sales of the Company’s products are primarily through brokers.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services (formerly known as the Department of Insurance of the State of New York), which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers,

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies,

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by New York Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued of $902 and $568, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company may purchase foreign denominated assets or issue foreign denominated liabilities and use forward rate agreements to hedge foreign currency risk associated with these products. These forward agreements are marked to the current forward rate on the financial statements and cash payments and/or receipts are recognized as realized gains or losses.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a highly rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Separate Accounts

The majority of the separate accounts held by the Company represent funds which are administered for pension plans. The assets in the managed separate accounts consist of common stock, long-term bonds, real estate and short-term investments. The non-managed separate accounts are invested by the Company in a corresponding portfolio of Diversified Investors Portfolios. The portfolios are registered under the Investment Company Act of 1940, as amended, as open-ended, diversified, management investment companies.

Except for some guaranteed separate accounts, which are carried at amortized cost, the assets are carried at fair value, and the investment risks associated with fair value changes are borne entirely by the policyholder. Some of the guaranteed separate accounts provide a guarantee of principal and some include an interest guarantee of 4% or less, so long as the contract is in effect. Separate account asset performance less than guaranteed requirements is transferred from the general account and reported in the statements of operations.

Assets held in trust for purchases of separate account contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $4,481,656, $4,163,452 and $4,218,991, in 2013, 2012 and 2011, respectively. In addition, the Company received $139,375, $125,160 and $114,076, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 3.50 to 11.00 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed interest contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with a cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. On group annuity deposit funds not involving life contingencies, tabular interest has been determined by adjusting the interest credited to group annuity deposits. On other funds not involving life contingencies, tabular interest has been determined by formula.

During 2011, the Company implemented a new actuarial valuation system, ARCVAL. This system allows for a more accurate calculation of continuous reserves and the use of select factors in calculating deficiency reserves. As a result of implementing the new system, the Company recorded a decrease in deficiency and non-deduction reserves of

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

$520, which had a corresponding adjustment to unassigned surplus.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Considerations received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims
	Liability			Unpaid Claims
	Beginning	Claims	Claims	Liability End
	of Year	Incurred	Paid	of Year
Year ended December 31, 2013
2013	$—	$51,583	$25,596	$25,987
2012 and prior	33,843	(5,347)	20,270	8,226

	33,843	$46,236	$45,866	34,213

Active life reserve	103,059			108,146

Total accident and health reserves	$136,902			$142,359

	Unpaid Claims
	Liability			Unpaid Claims
	Beginning	Claims	Claims	Liability End
	of Year	Incurred	Paid	of Year
Year ended December 31, 2012
2012	$—	$50,385	$24,865	$25,520
2011 and prior	36,644	(8,194)	20,127	8,323

	36,644	$42,191	$44,992	33,843

Active life reserve	99,571			103,059

Total accident and health reserves	$136,215			$136,902

The Company’s unpaid claims reserve was decreased by $5,347 and $8,194 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $740 and $714, respectively. The Company incurred $1,305 and paid $1,279 of claim adjustment expenses during 2013, of which $626 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $473 and paid $580 of claim adjustment expenses during 2012, of which $264 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

During 2011, the Company entered into a retrocession reinsurance contract and subsequent novation agreements with respect to each of the unaffiliated retroceded reinsurance contracts. The retrocession reinsurance contract transferred the Company’s liabilities to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, and subsequently facilitated the ultimate novation of third party retrocession reinsurance contracts in support of the exiting of the reinsurance operations. No additional net consideration was contemplated upon execution of the novation agreements. Therefore, the Company had the same net retained risk of zero both prior to and subsequent to the execution of the novations.

SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance, defines novation agreements as one which extinguishes one entity’s liability and moves it to another entity, which is applicable under this situation. The retrocession agreement had all references to the Company removed and replaced with SCOR upon completion of the novations. SSAP No. 61 does not specifically address novation and releases related to retrocession agreements, however as both cedents and retrocessionaires in this situation are a party to the agreement, the intent of the novation and release appears to be consistent with the application for direct cedents application of the standard. Therefore, the Company reported the novation and release similar to a novation, as outlined in paragraphs 53-56 of SSAP No. 61, with direct adjustments to the balance sheet.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operations of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $27,930 at December 31, 2011, from Aggregate Write-ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $27,930, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position and did not require any additional disclosures.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100 to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision requires a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions of SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

2. Prescribed and Permitted Statutory Accounting Practices

The New York Department of Financial Services recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The State of New York has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Section 1414 of the New York Insurance Law, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

3. Accounting Changes and Correction of Errors

During 2013, the Company discovered an investment in a guaranteed investment contract within the Company’s separate account was not included in the calculation of the AVR as of December 31, 2012. The impact of this omission was an understatement of the asset valuation reserve and overstatement of capital and surplus of $5,080 as of December 31, 2012. This was corrected in 2013 and is reflected as a correction of an error in the capital and surplus accounts of the Summary of Operations.

During 2012, the Company determined that the model used for a particular guaranteed minimum withdrawal benefit product was not appropriately calculating the correct policyholder benefit guarantee values which are used when determining benefit reserves. The correction of this error resulted in an increase in the reserves associated with this product in the amount of $19,946 as of December 31, 2011, and is presented as a separate charge in capital and surplus within the statement of changes in capital and surplus.

The Company incorrectly calculated the mortgages component of the AVR as of December 31, 2010. The maximum Mortgage Experience Adjustment Factor (MEAF) was used in the calculation when lower factors should have been used. As a result, the AVR balance was overstated by $6,248. This was corrected in 2011, and the Company reflected the surplus impact of the correction as a separate change in unassigned surplus within the statement of changes in capital and surplus.

During 2011, the Company determined that too many contracts were novated to TLIC, an affiliated company, in a reinsurance transaction that was effective January 1, 2010. Correcting this error resulted in a reduction in the initial gain recognized on the novation of $7,765, partially offset by an adjustment to the statement of operations for retention of the policies that should have been retained by the Company of $5,175. The net amount of $2,590 is reflected as a separate change in unassigned surplus within the statement of changes in capital and surplus.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1	-	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2	-	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3	-	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parents, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third party pricing services or are valued in the same manner as the

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$67,194	$67,194	$—	$67,194	$—	$—
Short-term notes receivable from affiliates	50,000	50,000	—	50,000	—	—
Bonds	7,922,846	7,614,084	710,978	7,083,570	128,298	—
Preferred stocks, other than affiliates	2,715	1,706	—	2,715	—	—
Common stocks, other than affiliates	1,954	1,954	1,954	—		—
Mortgage loans on real estate	570,933	551,082	—	—	570,933	—
Other invested assets	27,482	25,613	—	27,482	—	—
Interest rate swaps	12,436	12,436	—	12,436	—	—
Currency swaps	254	254	—	254	—	—
Credit default swaps	5,751	3,250	—	5,751	—	—
Policy loans	64,552	64,552	—	64,552	—	—
Securities lending reinvested collateral	430,659	430,678	—	430,659	—	—
Separate account assets	20,271,856	20,293,235	10,592,553	9,637,890	41,413	—

Liabilities
Investment contract liabilities	5,652,539	5,584,149	—	1,353	5,651,186	—
Interest rate swaps	38,846	44,714	—	38,846	—	—
Currency swaps	1,622	1,476	—	1,622	—	—
Credit default swaps	(1,703)	6,140	—	(1,703)	—	—
Equity Swaps	853	853	—	853	—	—
Payable to parent, subsidiaries and affiliates	365	365	—	365	—	—
Separate account annuity liabilities	19,918,930	19,912,005	—	12,644,802	7,274,127	—
Surplus notes	156,810	150,000	—	—	156,810	—

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2012
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$528,981	$528,981	$—	$528,981	$—	$—
Short-term notes receivable from affiliates	54,700	54,700	—	54,700	—	—
Bonds	8,191,209	7,413,206	726,198	7,397,594	67,417	—
Preferred stocks, other than affiliates	2,241	1,573	—	2,241	—	—
Common stocks, other than affiliates	5,113	5,113	3,111	—	2,002	—
Mortgage loans on real estate	581,335	544,544	—	—	581,335	—
Other invested assets	20,653	19,088	—	20,653	—	—
Interest rate swaps	39,746	39,331	—	39,746	—	—
Currency swaps	142	—	—	142	—	—
Credit default swaps	3,083	1,399	—	3,083	—	—
Foreign currency forward	883	883	—	883	—	—
Policy loans	60,041	60,041	—	60,041	—	—
Securities lending reinvested collateral	257,972	258,143	—	257,972	—	—
Receivable from parent, subsidiaries and affiliates	87,032	87,032	—	87,032	—	—
Separate account assets	17,781,262	17,590,145	7,982,621	9,726,976	71,665	—

Liabilities
Investment contract liabilities	5,989,132	5,953,575	—	3,481,554	2,507,578	—
Interest rate swaps	7,024	5,575	—	7,024	—	—
Currency swaps	—	153	—	—	—	—
Credit default swaps	2,946	5,743	—	2,946	—	—
Foreign currency forward	1,233	1,233	—	1,233	—	—
Separate account annuity liabilities	17,231,486	17,204,274	—	9,936,870	7,294,616	—
Surplus notes	167,085	150,000	—	—	167,085	—

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,501	$—	$15,501
Industrial and miscellaneous	—	4,708	9,714	14,422

Total bonds	—	20,209	9,714	29,923
Common stock
Industrial and miscellaneous	1,954	—	—	1,954

Total common stock	1,954	—	—	1,954
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	500	—	500
Money market mutual fund	—	66,693	—	66,693
Intercompany notes	—	50,000	—	50,000

Total short-term	—	117,194	—	117,194
Derivative assets	—	12,690	—	12,690
Separate account assets	10,592,553	2,490,653	—	13,083,206

Total assets at fair value	$10,594,507	$2,640,746	$9,714	$13,244,967

Liabilities:
Derivative liabilities	$—	$41,321	$—	$41,321

Total liabilites at fair value	$—	$41,321	$—	$41,321

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$6,412	$11,390	$17,802

Total bonds	—	6,412	11,390	17,802
Common stock
Industrial and miscellaneous	3,111	—	2,002	5,113

Total common stock	3,111	—	2,002	5,113
Short-term investments
Government	—	1	—	1
Industrial and miscellaneous	—	446,681	—	446,681
Money market mutual fund	—	82,102	—	82,102
Intercompany notes	—	54,700	—	54,700
Sweep account	—	196	—	196

Total short-term	—	583,680	—	583,680
Derivative assets	—	34,734	—	34,734
Separate account assets	7,982,621	2,388,209	—	10,370,830

Total assets at fair value	$7,985,732	$3,013,035	$13,392	$11,012,159

Liabilities:
Derivative liabilities	$—	$350	$—	$350

Total liabilites at fair value	$—	$350	$—	$350

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other marketable observable data or internal modeling which utilize inputs that are not market observable.

Common stock in Level 3 is comprised primarily of warrants valued using broker quotes.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Separate account assets in Level 2 are valued using inputs from third party pricing services or are valued and classified in the same way as general account assets (described above).

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$723	$—	$245	$(254)	$203
Other	10,667	—	—	(415)	667
Common stock	2,002	—	—	—	(1,196)

Total	$13,392	$—	$245	$(669)	$(326)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$427
Other	—	—	—	1,632	9,287
Common stock	—	—	80	726	—

Total	$—	$—	$80	$2,358	$9,714

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,076	$1,237	$605	$(1,599)	$979
Other	9,902	—	—	337	2,165
Common stock	3,496	—	—	—	(1,494)

Total	$14,474	$1,237	$605	$(1,262)	$1,650

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$365	$723
Other	—	—	—	1,737	10,667
Common stock	—	—	—	—	2,002

Total	$—	$—	$—	$2,102	$13,392

(a)	Recorded as a component of Net Realized Capital Gains/Losses on Investments in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributable to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being internally modeled, thus causing the transfer into Level 3 during 2012.

Transfers out for bonds were partly attributable to securities being valued using broker quotes which utilize unobservable inputs at December 31, 2012, subsequently changing to being valued using third party vendor inputs during 2013. In addition, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012. Also, transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

5. Investments

The carrying amounts and estimated fair value of investments in bonds and preferred stocks are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$723,664	$20,596	$35	$39,791	$704,434
State, municipal and other government	156,405	7,460	4,755	666	158,444
Hybrid securities	99,366	6,415	5,476	154	100,151
Industrial and miscellaneous	5,206,107	327,974	9,109	49,457	5,475,515
Mortgage and other asset-backed securities	1,428,542	81,874	13,044	13,070	1,484,302

	7,614,084	444,319	32,419	103,138	7,922,846
Unaffiliated preferred stocks	1,706	1,009	—	—	2,715

	$7,615,790	$445,328	$32,419	$103,138	$7,925,561

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$612,515	$101,850	$—	$1	$714,364
State, municipal and other government	168,249	20,558	8,472	—	180,335
Hybrid securities	92,265	7,277	10,909	—	88,633
Industrial and miscellaneous	5,005,463	583,125	1,170	3,833	5,583,585
Mortgage and other asset-backed securities	1,534,714	114,427	23,912	937	1,624,292

	7,413,206	827,237	44,463	4,771	8,191,209
Unaffiliated preferred stocks	1,573	1,049	381	—	2,241

	$7,414,779	$828,286	$44,844	$4,771	$8,193,450

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 76 and 80 securities with a carrying amount of $281,161 and $266,840 and an unrealized loss of $32,419 and $44,844 with an average price of 88.5 and 83.2 (fair

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

value/amortized cost). Of this portfolio, 70.19% and 48.05% were investment grade with associated unrealized losses of $19,689 and $20,046, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 291 and 55 securities with a carrying amount of $1,860,688 and $234,770 and an unrealized loss of $103,138 and $4,771 with an average price of 94.5 and 98.0 (fair value/amortized cost). Of this portfolio, 96.86% and 76.98% were investment grade with associated unrealized losses of $100,950 and $3,649, respectively.

At December 31, 2013, for common stocks that have been in a continuous loss position for greater than or equal twelve months, the Company held 1 security with a cost of $4 and unrealized loss of $1 with an average price of 77.0 (fair value/cost). At December 31, 2012, the Company did not hold any common stock that had been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2013, the Company did not hold any common stocks that had been in continuous loss position for less than twelve months. At December 31, 2012, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 3 securities with a cost of $3,145 and unrealized loss $33 with an average price of 99.0 (fair value/cost).

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States government and agencies	$1,830	$362,949	$364,779
State, municipal and other government	14,235	25,206	39,441
Hybrid securities	20,128	11,171	31,299
Industrial and miscellaneous	91,554	1,051,181	1,142,735
Mortgage and other asset-backed securities	120,995	307,043	428,038

	248,742	1,757,550	2,006,292
Unaffiliated common stocks	3	—	3

	$248,745	$1,757,550	$2,006,295

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States government and agencies	$—	$1,863	$1,863
State, municipal and other government	36,512	—	36,512
Hybrid securities	22,250	—	22,250
Industrial and miscellaneous	17,474	172,884	190,358
Mortgage and other asset-backed securities	145,029	55,252	200,281

	221,265	229,999	451,264
Unaffiliated preferred stocks	731	—	731
Unaffiliated common stocks	—	3,112	3,112

	$221,996	$233,111	$455,107

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Carrying	Fair
	Amount	Value
Due in one year or less	$518,442	$528,302
Due after one year through five years	2,192,012	2,367,366
Due after five years through ten years	1,933,729	1,956,804
Due after ten years	1,541,359	1,586,072

	6,185,542	6,438,544
Mortgage and other asset-backed securities	1,428,542	1,484,302

	$7,614,084	$7,922,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

At December 31, 2013, the Company’s treasury portfolio had investments in an unrealized loss position which had a fair value of $364,779, with a carrying value of $404,605, resulting in a gross unrealized loss of $39,826. The Company’s government issued debt securities include US Treasury bonds. All of the issuers in the sector continue to make payments in accordance with the original bond agreements. The Company evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of December 31, 2013.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 and 2012. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2011.

	Amortized Cost	OTTI Recognized in Loss
	Basis Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2011
OTTI recognized 1st quarter:
Intent to sell	$1,800	$3	$—	$1,797

Total 1st quarter OTTI on loan-backed securities	1,800	3	—	1,797

Aggregate total	$1,800	$3	$—	$1,797

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$33,255	$937	$32,318	$26,145
2nd quarter present value of cash flows expected to be less than the amortized cost basis	12,311	571	11,740	11,175
3rd quarter present value of cashflows expected to be less than the amortized cost basis	16,824	1,426	15,398	12,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	30,853	1,080	29,773	27,584

Aggregate total	$93,243	$4,014	$89,229	$77,719

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$9,907	$123	$9,784	$5,625
2nd quarter present value of cash flows expected to be less than the amortized cost basis	31,773	3,092	28,681	20,633
3rd quarter present value of cash flows expected to be less than the amortized cost basis	17,199	1,222	15,977	10,640
4th quarter present value of cash flows expected to be less than the amortized cost basis	22,099	921	21,178	15,312

Aggregate total	$80,978	$5,358	$75,620	$52,210

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year Ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$36,356	$988	$35,368	$23,938
2nd quarter present value of cash flows expected to be less than the amortized cost basis	32,000	3,301	28,699	16,513
3rd quarter present value of cash flows expected to be less than the amortized cost basis	44,931	807	44,124	28,144
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,257	2,573	51,684	41,432

Aggregate total	$167,544	$7,669	$159,875	$110,027

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
02148YAJ3	336	327	9	327	180	1Q2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q2013
52108HV84	1,723	1,680	43	1,680	1,004	1Q2013
52524YAA1	72	—	72	—	—	1Q2013
759676AJ8	6,182	6,091	91	6,091	4,528	1Q2013
75970JAJ5	7,426	7,316	110	7,316	6,192	1Q2013
81379EAD4	5	—	5	—	—	1Q2013
81744FFD4	496	410	86	410	121	1Q2013
86358EZU3	1,628	1,411	217	1,411	267	1Q2013
12669GUR0	4,183	4,113	70	4,113	3,281	1Q2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q2013
52108HV84	1,611	1,218	393	1,218	973	2Q2013
52108HV84	1,218	701	517	701	994	3Q2013
59020UJZ9	261	172	89	172	406	3Q2013
759676AJ8	5,727	5,618	109	5,618	4,708	3Q2013
75970JAJ5	7,093	6,936	157	6,936	5,833	3Q2013
75970QAH3	674	657	17	657	576	3Q2013
81744FFD4	407	354	53	354	117	3Q2013
86358EZU3	1,393	941	452	941	168	3Q2013
291701CR9	50	18	32	18	14	3Q2013
12666UAC7	8,154	7,984	170	7,984	7,978	4Q2013
12668WAC1	7,972	7,700	272	7,700	7,133	4Q2013
759676AJ8	5,272	5,102	170	5,102	4,541	4Q2013
75970JAJ5	6,838	6,525	313	6,525	5,628	4Q2013
75970QAH3	650	619	31	619	575	4Q2013
81744FFD4	354	345	9	345	122	4Q2013
86358EZU3	105	97	8	97	15	4Q2013
12640WAG5	1,491	1,384	107	1,384	1,578	4Q2013
291701CR9	17	16	1	16	14	4Q2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$17,238	$13,316
The aggregate related fair value of securities with unrealized losses	134,946	307,514

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$33,297	$937
The aggregate related fair value of securities with unrealized losses	162,801	55,252

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$359,479	$372,298	$396,157
Preferred stocks	123	130	148
Common stocks	—	1,693	1,302
Mortgage loans on real estate	32,624	39,468	44,625
Policy loans	4,081	4,038	4,034
Cash, cash equivalents and short-term investments	427	765	929
Derivatives	18,515	19,915	24,901
Other invested assets	2,873	639	2,548
Other	1,953	2,929	1,921

Gross investment income	420,075	441,875	476,565
Less investment expenses	13,195	14,747	13,035

Net investment income	$406,880	$427,128	$463,530

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,131,813	$1,913,219	$1,636,561

Gross realized gains	$16,348	$68,650	$44,316
Gross realized losses	(6,761)	(9,531)	(6,781)

Net realized capital gains	$9,586	$59,119	$37,535

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $4,299, $6,205 and $10,422, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds and preferred stocks.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$5,397	$52,800	$27,113
Preferred stocks	(110)	115	—
Common stocks	74	91	(995)
Mortgage loans on real estate	(123)	(1,020)	290
Cash, cash equivalents and short-term investments	3	3	—
Derivatives	(65,675)	9,224	(32,729)
Other invested assets	4,140	3,939	3,074

	(56,294)	65,152	(3,247)
Federal income tax effect	(4,221)	(17,772)	(15,802)
Transfer to interest maintenance reserve	(7,377)	(38,563)	(23,955)

Net realized capital gains (losses) on investments	$(67,892)	$8,817	$(43,004)

At December 31, 2013 and 2012, the Company had recorded investment in restructured securities of $32 and $2,940, respectively. The capital gains (losses) taken as a direct result of restructures in 2013, 2012 and 2011 were $(16), $886 and $(603), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$1,542	$12,303	$(7,611)
Common stocks	(825)	(1,627)	(1,216)
Affiliated entities	(754)	(45)	(145)
Derivatives	(67,606)	(87,646)	81,675
Other invested assets	(330)	5,277	1,233

	(67,973)	(71,738)	73,936
Taxes on unrealized capital gains/losses	23,527	25,092	(25,928)

Change in unrealized capital gains (losses), net of tax	$(44,446)	$(46,646)	$48,008

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA—AA	$16,000	$332,597	$348,597
A	7,073	173,894	180,967
BBB	4,133	14,990	19,123
BB	—	1,976	1,976
B	—	419	419

	$27,206	$523,876	$551,082

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 5.31% and a minimum interest rate of 3.11% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 4.60% and a minimum interest rate of 3.21% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of origination was 75%. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 70%. During 2013, the Company did not reduce the interest rate on any outstanding mortgage loan. During 2012, the Company reduced the interest rate by 1.0% of one outstanding mortgage loan in the amount of $8,362.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$27,206	$—	$—	$—	$521,637	$2,239	$551,082
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$40,383	$—	$—	$—	$500,423	$2,231	$543,037
(b) 30-59 Days Past Due	—	—	—	—	1,507	2	1,509
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company did not have any impaired loans at December 31, 2013 or 2012. The Company did not hold an allowance for credit losses on mortgage loans at December 31, 2013, 2012 or 2011.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013 and 2012, there were no mortgage loans that were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $7,164 and $5,173, respectively.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
Mountain	22%	21%	Retail	32%	32%
Pacific	17	16	Industrial	32	25
W. South Central	16	13	Office	17	16
South Atlantic	13	23	Apartment	6	5
Middle Atlantic	12	16	Medical	5	5
W. North Central	10	1	Agricultural	5	7
E. North Central	7	6	Other	3	10
E. South Central	2	3
New England	1	1

During 2013, 2012 and 2011, the Company did not recognize any impairment write-downs for its investments in joint ventures and limited partnerships.

At December 31, 2013, the Company had ownership interest in four LIHTC investments. The remaining years of unexpired tax credits ranged from three to eleven and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from four to thirteen years. The amount of contingent equity commitments expected to be paid during 2014 to 2015 is $9,559. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2012, the Company had ownership interest in three LIHTC investments. The remaining years of unexpired tax credits ranged from four to ten and the properties were not subject to regulatory review. The length of time remaining for the holding period ranged from five to fourteen years. The amount of contingent equity commitments expected to be paid during 2013 was $2,127. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The Company recognized net realized gains (losses) from futures contracts in the amount of $(70,734), $77,308 and $(38,303) for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $515,990 and $462,061, respectively, and credit default swaps with a fair value of $7,454 and $137, respectively. The Company did not recognize any capital losses related to replication transactions in 2013 or 2011, while the Company recognized capital losses of $1,477 in 2012.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond. As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

Deal, Receive (Pay), Underlying	Maturity Date	Maximum Future Payout (Estimated)	Current Fair Value
51408,SWAP, USD 1 / (USD 0), :US670346AE56	3/20/2016	$10,000	$186
59020,SWAP, USD 1 / (USD 0), :US534187AM15	9/20/2016	20,000	287
51410,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	133
51409,SWAP, USD 1 / (USD 0), :XS0203685788	3/20/2017	11,000	197
51412,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
51411,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	12,000	136
51413,SWAP, USD 1 / (USD 0), :US168863AS74	3/20/2017	10,000	133
51414,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	430
51415,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	20,000	430
43375,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	5,000	107
51416,SWAP, USD 1 / (USD 0), :US836205AJ33	9/20/2017	8,500	(204)
51417,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	2,200	(25)
51418,SWAP, USD 1 / (USD 0), :US105756AL40	9/20/2017	3,200	(65)
43612,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	2,000	(53)
46258,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(209)
46320,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(352)
46421,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	176
46535,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	15,000	(560)
46616,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	10,000	(139)
46846,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	59
47105,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	25,000	532
47122,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	20,000	235
47184,SWAP, USD 1 / (USD 0), :912828TJ9	12/20/2017	5,000	(70)
47284,SWAP, USD 1 / (USD 0), :912810QV3	12/20/2017	10,000	213
59021,SWAP, USD 1 / (USD 0), :912803DP5	12/20/2017	20,000	426
59022,SWAP, USD 1 / (USD 0), :912803DQ3	12/20/2017	25,000	440
49133,SWAP, USD 5 / (USD 0), :912803DJ9	12/20/2017	10,000	1,568
49374,SWAP, USD 1 / (USD 0), :912803DJ9	12/20/2017	10,000	203
49893,SWAP, USD 1 / (USD 0), :12622DAC8	12/20/2017	10,000	146
50058,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	170
50222,SWAP, USD 1 / (USD 0), :36248EAB1	12/20/2017	10,000	224
60080,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	30,000	593
60228,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	5,000	80
63831,SWAP, USD 5 / (USD 0), :912810RA8	9/20/2020	10,000	2,058
66719,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2020	20,000	(27)
63950,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2020	15,000	(15)
63952,SWAP, USD 1 / (USD 0), :912810RB6	9/20/2023	20,000	(252)
64594,SWAP, USD 1 / (USD 0), :912810RA8	9/20/2020	25,000	64

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $26,507 and $43,857, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,684 and $11,206, respectively.

At December 31, 2013 and 2012, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive fixed—pay fixed	$546,179	$102,379
Swaps:
Receive fixed—pay floating	541,616	1,111,262
Receive fixed—pay fixed	39,994	—
Receive floating—pay fixed	141,000	—
Receive floating—pay floating	35,784	—

Open futures contracts at December 31, 2013 and 2012 were as follows:

Long/ Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
Long	7	HANG SENG IDX FUT Jan14	$8,144	$8,166
Long	21	S&P 500 FUTURE Mar14	9,254	9,665
Short	320	S&P 500 FUTURE Mar14	141,730	147,288
Long	50	DJ EURO STOXX 50 Mar14	1,450	1,554
Short	31	S&P 500 E-MINI FUTURE Mar14	2,759	2,853
Short	85	FTSE 100 IDX FUT Mar14	5,314	5,692
Short	190	NASDAQ 100 E-MINI Mar14	13,186	13,618
Short	30	NIKKEI 225 (OSE) Mar14	488,477	488,700

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Long/ Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	3	HANG SENG IDX FUT Jan13	$437	$438
Short	(659)	S&P 500 FUTURE Mar13	(233,040)	(233,961)
Long	25	DJ EURO STOXX 50 Mar13	865	864
Short	(9)	S&P 500 E-MINI FUTURE Mar13	(633)	(639)
Short	(350)	FTSE 100 IDX FUT Mar13	(33,455)	(33,482)
Short	(540)	NASDAQ 100 E-MINI Mar13	(28,786)	(28,676)
Short	(50)	NIKKEI 225 (OSE) Mar13	(5,563)	(6,035)

For the years ended December 31, 2013, 2012 and 2011, the Company recorded unrealized gains (losses) of $(31,835), $34,383 and $121,858, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain. The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	430,771	—	18,918	—	449,689
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	20,491	—	—	—	20,491
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,276	—	—	—	3,276
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	36,135	—	—	—	36,135
l. Other restricted assets	—	—	—	—	—

m.Total Restricted Assets	$490,673	$—	$18,918	$—	$509,591

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	277,433	172,257	449,690	1.53	1.53
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	63,547	(43,057)	20,491	0.07	0.07
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,292	(15)	3,276	0.01	0.01
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	19,516	16,618	36,135	0.12	0.12
l. Other restricted assets	—	—	—	0.00	0.00

m.Total Restricted Assets	$363,788	$145,803	$509,592	1.73%	1.73%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $36,135 and $19,516, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$5,269,131	$4,960,351	$4,950,537
Reinsurance assumed—affiliates	82	81	104
Reinsurance assumed—non affiliates	531,881	633,476	621,553
Reinsurance ceded—affiliates	(203,917)	(278,372)	(359,404)
Reinsurance ceded—non affiliates	(350,507)	(375,188)	(786,320)

Net premiums earned	$5,246,670	$4,940,348	$4,426,470

Aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded to affiliates at December 31, 2013 and 2012 of $1,521,643 and $1,718,959, respectively.

The Company received reinsurance recoveries in the amounts of $470,789, $492,249 and $325,524 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $145,050 and $159,544, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $2,010,935 and $2,201,388, respectively.

The Company would experience no reduction in surplus at December 31, 2013 or 2012 if all reinsurance agreements were cancelled.

The Company did not enter into any new reinsurance agreements in which a reserve credit was taken during the years ended December 31, 2013 or 2012.

During 2013, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to an affiliate, for which net consideration received was $122,047, life and claim reserves recaptured were $281,190 and other assets recaptured were $9,615, resulting in a pre-tax loss of $149,528 which was included in the statement of operations.

During 2013, the Company also recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to a non-affiliate, for which net consideration paid was $5,456, life and claim reserves recaptured were $31,857, other assets recaptured were $6,677 and the unamortized gain related to these blocks was released into income from surplus of $2,244 ($1,458 after tax), resulting in a pre-tax loss of $28,392, which was included in the statement of operations.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Subsequent to certain 2013 recaptures, the Company novated certain treaties to a non-affiliate, in which consideration paid was $116,591, life and claim reserves released were $313,047 and other assets were transferred associated with the business of $16,292, resulting in a pre-tax gain of $180,164, which was included in the statement of operations.

The Company novated third party assumed retrocession agreements during 2013 that were previously retroceded to a non-affiliate in which no net consideration was exchanged. Life and claim reserves were exchanged in the amount of $2,044, other assets were exchanged in the amount of $103 and other liabilities were exchanged in the amount of $256. As a result, there was no net financial impact from these transactions on a pre-tax basis, as assumed and ceded reserves along with other assets and other liabilities exchanged were impacted by equivalent amounts.

During 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $770, life and claim reserves recaptured were $1,215, and premiums recaptured were $255, resulting in a pre-tax loss of $190, which was included in the statement of operations.

Amortization of previously deferred gains associated with the divestiture of the Transamerica Reinsurance operations was released into income in the amount of $20,316 ($13,206 after tax) during 2013.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to an affiliate, for which net consideration paid was $9,487, life and claim reserves recaptured were $12,438 and other assets recaptured were $391, resulting in a pre-tax loss of $21,534 which was included in the statement of operations.

During 2012, the Company recaptured certain treaties associated with the divestiture of the Transamerica Reinsurance operations that were previously ceded to a non-affiliate, for which net consideration paid was $27,425, life and claim reserves recaptured were $97,403, other assets recaptured were $7,410 and the unamortized gain related to these blocks was released into income from surplus of $9,990, ($6,556 after tax), resulting in a pre-tax loss of $107,428, which was included in the statement of operations.

Subsequent to the recaptures that took place during 2012, the Company reinsured to a non-affiliate certain treaties associated with the business that was previously ceded to an affiliate, for which a reinsurance premium and ceding commission were received in the amount of $843 and $6,904, respectively, and life and claim reserves transferred were $7,971, resulting in a pre-tax gain of $15,718 ($10,217 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Subsequent to the recaptures that took place during 2012, the Company reinsured to an affiliate certain treaties associated with the business that was previously ceded to a non-affiliate, for which a reinsurance premium was paid in the amount of $13,711, ceding commission was received in the amount of $18,696, life and claim reserves transferred were $78,778 and other assets were transferred in the amount of $3,549, resulting in a pre-tax gain of $80,214 ($52,139 net of tax), which was credited directly to unassigned surplus on a net of tax basis.

Also subsequent to certain 2012 recaptures, the Company novated certain treaties to a non-affiliate, in which consideration received was $24,179, life and claim reserves released were $23,092 and other assets were transferred associated with the business of $4,251, resulting in a pre-tax gain of $43,020, which was included in the statement of operations.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. As a result of this transaction, the Company entered into a series of recapture and reinsurance agreements during the third and fourth quarters of 2011 which directly resulted in a pre-tax loss of $474,720 which was included in the statement of operations, and a net of tax gain of $400,760 which has been credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings related to these transactions. Additional information surrounding these transactions is outlined below.

Effective August 9, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $55,356, recaptured reserves of $293,975, recaptured other assets of $8,586 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $2,297, resulting in a pre-tax loss of $227,736 which has been included in the statement of operations. Prior to this transaction, the Company amortized $498, net of tax, of the deferred gain related to the initial transaction into earnings with a corresponding charge directly to unassigned surplus in 2011.

Subsequently, effective August 9, 2011, the Company ceded business that was associated with the divestiture of the Transamerica Reinsurance operations on a coinsurance basis to a non-affiliate. The Company paid a net reinsurance premium of $549,682, received an initial ceding commission of $219,000, transferred other assets in the amount of $12,548

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

and released net reserves of $790,263. The Company paid an experience refund in the amount of $84,770 to an affiliate and released IMR associated with certain business in the amount of $13,086. These transactions resulted in a net of tax gain of $248,557, which has been credited directly to unassigned surplus. During 2011, the Company amortized $7,712, net of tax, of the deferred gain into earnings with a corresponding charge directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to a non-affiliate. The Company paid recapture consideration of $9,840, recaptured reserves of $402,503, recaptured other net assets of $10,226 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $230,033, resulting in a pre-tax loss of $172,084, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to an affiliate and as a result received cash, transferred other net assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $262,245, which has been credited directly to unassigned surplus.

Effective October 1, 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to an affiliate. The Company received recapture consideration of $30,305, recaptured reserves of $123,935 and recaptured other assets of $17,964, resulting in a pre-tax loss of $75,666, which has been included in the statement of operations. Subsequently, effective October 1, 2011, the Company ceded this business on a coinsurance basis to a non-affiliate and as a result paid cash, transferred other assets and released reserves consistent with the amounts recaptured, resulting in a net of tax gain of $49,183, which has been credited directly to unassigned surplus.

During the last half of 2011, the Company recaptured the business that was associated with the divestiture of the Transamerica Reinsurance operations from several Aegon N.V. affiliates. This business was subsequently ceded to SCOR entities and in addition, retrocession reinsurance treaties were executed. The Company assigned certain third party retrocession agreements to SCOR entities as a component of the divestiture of the Transamerica Reinsurance operations and the associated Master Retrocession Agreement. As a result, the unaffiliated retrocession reinsurance treaties were assigned from the Company to a SCOR entity, resulting in this risk being ceded to SCOR and subsequently to the unaffiliated third parties. The reserves and assets associated with these assignments were $87,665, where the counterparty’s net reserves ceded exchanged counterparties with no consideration exchanged, resulting in no net income or surplus impact to the Company.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

During 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2010 of $1,991, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus. The Company did not amortize any deferred gains from reinsurance transactions occurring prior to 2011 into earnings during 2013 or 2012.

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$86,427	$16,998	$103,425
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	86,427	16,998	103,425
Deferred Tax Assets Nonadmitted	22,381	—	22,381

Subtotal (Net Deferred Tax Assets)	64,046	16,998	81,044
Deferred Tax Liabilities	32,805	6,641	39,446

Net Admitted Deferred Tax Assets	$31,241	$10,357	$41,598

	December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$113,219	$22,618	$135,837
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	113,219	22,618	135,837
Deferred Tax Assets Nonadmitted	11,932	—	11,932

Subtotal (Net Deferred Tax Assets)	101,287	22,618	123,905
Deferred Tax Liabilities	45,060	9,824	54,884

Net Admitted Deferred Tax Assets	$56,227	$12,794	$69,021

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$(26,792)	$(5,620)	$(32,412)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(26,792)	(5,620)	(32,412)
Deferred Tax Assets Nonadmitted	10,449	—	10,449

Subtotal (Net Deferred Tax Assets)	(37,241)	(5,620)	(42,861)
Deferred Tax Liabilities	(12,255)	(3,183)	(15,438)

Net Admitted Deferred Tax Assets	$(24,986)	$(2,437)	$(27,423)

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Deferred Tax Assets:
Ordinary
Discounting of unpaid losses	$125	$239	$(114)
Policyholder reserves	56,040	79,398	(23,358)
Deferred acquisition costs	21,222	18,294	2,928
Receivables—nonadmitted	1,805	2,430	(625)
Section 197 Intangible Amortization	90	119	(29)
Guaranty fund accrual	1,400	6,189	(4,789)
Reinsurance to unauthroized companies	171	181	(10)
Assumption Reinsurance	5,355	6,176	(821)
Other (including items <5% of ordinary tax assets)	219	193	26

Subtotal	86,427	113,219	(26,792)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	22,381	11,932	10,449

Admitted ordinary deferred tax assets	64,046	101,287	(37,241)
Capital:
Investments	16,998	22,618	(5,620)

Subtotal	16,998	22,618	(5,620)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	—	—	—

Admitted capital deferred tax assets	16,998	22,618	(5,620)

Admitted deferred tax assets	$81,044	$123,905	$(42,861)

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$13,855	$10,496	$3,359
§807(f) adjustment	5,893	7,302	(1,409)
Reinsurance ceded	13,055	14,225	(1,170)
Other (including items <5% of total ordinary tax liabilities)	2	18	(16)

Subtotal	32,805	32,041	764
Capital
Investments	6,641	22,843	(16,202)

Subtotal	6,641	22,843	(16,202)

Deferred tax liabilities	39,446	54,884	(15,438)

Net deferred tax assets/liabilities	$41,598	$69,021	$(27,423)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$31,241	$10,357	$41,598
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	133,947
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	32,805	6,641	39,446

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$64,046	$16,998	$81,044

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$56,227	$12,794	$69,021
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	116,020
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	45,060	9,824	54,884

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$101,287	$22,618	$123,905

	Change
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(24,986)	$(2,437)	$(27,423)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	17,927
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(12,255)	(3,183)	(15,438)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(37,241)	$(5,620)	$(42,861)

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	998%	809%	189%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$892,721	$766,655	$126,066

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$86,427	$16,998	$103,425
(% of Total Adjusted Gross DTAs)	0%	39%	6%

Net Admitted Adjusted Gross DTAs	$64,046	$16,998	$81,044
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$113,219	$22,618	$135,837
(% of Total Adjusted Gross DTAs)	0%	0%	0%

Net Admitted Adjusted Gross DTAs	$101,287	$22,618	$123,905
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(26,792)	$(5,620)	$(32,412)
(% of Total Adjusted Gross DTAs)	0%	39%	6%

Net Admitted Adjusted Gross DTAs	$(37,241)	$(5,620)	$(42,861)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$14,157	$110,930	$(96,773)
Foreign	—	—	—

Subtotal	14,157	110,930	(96,773)

Federal income tax on net capital gains	4,221	17,772	(13,551)

Federal and foreign income taxes incurred	$18,378	$128,702	$(110,324)

	Year Ended December 31
	2012	2011	Change
Federal	$110,930	$44,789	$66,141
Foreign	—	—	—

Subtotal	110,930	44,789	66,141

Federal income tax on net capital gains	17,772	15,802	1,970
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$128,702	$60,591	$68,111

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$18,378	$128,702	$60,591
Change in deferred income taxes	40,501	12,128	7,754
(without tax on unrealized gains and losses)

Total income tax reported	$58,879	$140,830	$68,345

Income before taxes	$251,898	$365,242	$(182,234)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$88,164	$127,835	$(63,782)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(4,591)	(4,308)	(3,958)
Tax credits	(2,911)	(3,148)	(2,217)
Tax adjustment for IMR	(16,134)	6,726	(10,326)
Surplus adjustment for in-force ceded	(5,132)	12,782	140,266
Nondeductible expenses	15	15	2,882
Deferred tax benefit on other items in surplus	(371)	(7,149)	(1,343)
Provision to return	(336)	(1,968)	(454)
Life-owned life insurance	—	—	(281)
Dividends from certain foreign corporations	74	39	30
Prior period adjustment	—	10,356	4,791
Other	101	(350)	2,737

Total income tax reported	$58,879	$140,830	$68,345

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $14,455, $93,620 and $113,223, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $17 and $32, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $17. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $25, $(203) and $(25), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $1 and $2, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company.

For the years ended December 31, 2013 and 2012, there were no premiums for participating life insurance policies. For the year ended 2011, premiums for participating life insurance policies were $111. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company did not pay any dividends to policyholders during 2013, 2012 or 2011.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$794,222	$96,875	$—	$891,097	3%
At book value less surrender charge of 5% or more	907,482	44,403	—	951,885	4
At fair value	9,335	495,948	10,969,025	11,474,308	44

Total with adjustment or at fair value	1,711,039	637,226	10,969,025	13,317,290	51
At book value without adjustment (minimal or no charge or adjustment)	3,705,571	61,651	—	3,767,222	14
Not subject to discretionary withdrawal provision	920,466	6,567,686	1,679,657	9,167,809	35

Total annuity reserves and deposit liabilities	6,337,076	7,266,563	12,648,682	26,252,321	100%

Less reinsurance ceded	1,308	—	—	1,308

Net annuity reserves and deposit liabilities	$6,335,768	$7,266,563	$12,648,682	$26,251,013

	December 31 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$863,230	$100,861	$—	$964,091	4%
At book value less surrender charge of 5% or more	963,783	47,733	—	1,011,516	4
At fair value	6,586	485,825	7,974,208	8,466,619	35

Total with adjustment or at fair value	1,833,599	634,419	7,974,208	10,442,226	43
At book value without adjustment (minimal or no charge or adjustment)	3,963,343	66,275	—	4,029,618	17
Not subject to discretionary withdrawal provision	964,662	6,566,022	1,965,950	9,496,634	40

Total annuity reserves and deposit liabilities	6,761,604	7,266,716	9,940,158	23,968,478	100%

Less reinsurance ceded	1,978	—	—	1,978

Net annuity reserves and deposit liabilities	$6,759,626	$7,266,716	$9,940,158	$23,966,500

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Separate account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$1,806,215	$2,675,714	$4,481,929

Reserves for separate accounts as of December 31, 2013 with assets at:
Fair value	$—	$12,736,654	$12,736,654
Amortized cost	7,266,563	—	7,266,563

Total as of December 31, 2013	$7,266,563	$12,736,654	$20,003,217

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:
With fair value adjustment	$96,875	$—	$96,875
At book value without fair value adjustment and with current surrender charge of 5% or more	44,403	—	44,403
At fair value	495,948	11,056,997	11,552,945
At book value without fair value adjustment and with current surrender charge of less than 5%	61,651	—	61,651

Subtotal	698,877	11,056,997	11,755,874
Not subject to discretionary withdrawal	6,567,686	1,679,657	8,247,343

Total separate account reserves at December 31, 2013	$7,266,563	$12,736,654	$20,003,217

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$1,805,525	$2,357,927	$4,163,452

Reserves for separate accounts as of December 31, 2012 with assets at:
Fair value	$—	$10,008,134	$10,008,134
Amortized cost	7,266,715	—	7,266,715

Total as of December 31, 2012	$7,266,715	$10,008,134	$17,274,849

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:
With fair value adjustment	$100,860	$—	$100,860
At book value without fair value adjustment and with current surrender charge of 5% or more	47,733	—	47,733
At fair value	485,825	8,042,184	8,528,009
At book value without fair value adjustment and with current surrender charge of less than 5%	66,275	—	66,275

Subtotal	700,693	8,042,184	8,742,877
Not subject to discretionary withdrawal	6,566,022	1,965,950	8,531,972

Total separate account reserves at December 31, 2012	$7,266,715	$10,008,134	$17,274,849

	Nonindexed
	Guarantee	Nonguaranteed
	Less Than	Separate
	or Equal to 4%	Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$2,184,262	$2,035,362	$4,219,624

Reserves for separate accounts as of December 31, 2011 with assets at:
Fair value	$—	$8,294,680	$8,294,680
Amortized cost	7,036,920	—	7,036,920

Total as of December 31, 2011	$7,036,920	$8,294,680	$15,331,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:
With fair value adjustment	$132,777	$—	$132,777
At book value without fair value adjustment and with current surrender charge of 5% or more	50,323	—	50,323
At fair value	444,165	6,301,437	6,745,602
At book value without fair value adjustment and with current surrender charge of less than 5%	69,871	—	69,871

Subtotal	697,136	6,301,437	6,998,573
Not subject to discretionary withdrawal	6,339,784	1,993,243	8,333,027

Total separate account reserves at December 31, 2011	$7,036,920	$8,294,680	$15,331,600

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$4,481,983	$4,163,485	$4,219,645
Transfers from separate accounts	(3,287,943)	(3,220,563)	(3,075,684)

Net transfers to separate accounts	1,194,040	942,922	1,143,961
Miscellaneous reconciling adjustments	(9)	8	(63)

Net transfers as reported in the statements of operations of the life, accident and health annual statement	$1,194,031	$942,930	$1,143,898

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $20,293,235 and $17,590,145, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

	2013	2012
Variable life	$98,422	$80,147
Variable annuities	9,040,471	6,288,266
Market value separate accounts	1,759,358	1,550,300
Par annuities	1,958,911	2,220,569
Book value separate accounts	7,436,073	7,450,863

Total separate account assets	$20,293,235	$17,590,145

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $32,328 and $47,317, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $32,926, $31,916 and $27,094 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $680, $619 and $1,542, respectively, toward separate account guarantees.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the Company reported guaranteed separate account assets at amortized cost in the amount of $7,436,073 and $7,450,863, respectively, based upon the prescribed practice granted by the State of New York as described in Note 2. These assets had a fair value of $7,414,425 and $7,618,858 at December 31, 2013 and 2012, respectively, which would have resulted in an unrealized (loss) gain of $(21,648) and $167,995, respectively, had these assets been reported at fair value.

The Company participates in securities lending within the separate account. The Company follows the same policies and procedures as the general account for such transactions conducted from the separate account. See Note 10 for a discussion of securities lending policies and procedures. As of December 31, 2013 and 2012, securities with a book value of $18,918 and $21,171, respectively, were on loan under securities lending agreements, which represents less than one percent of total separate account assets. The Company does not obtain approval or otherwise provide notification to contract holders regarding securities lending transactions that occur with separate account assets. However, the Company requires that borrowers pledge collateral worth 102% of the value of the loaned securities. As of December 31, 2013, the Company held collateral from securities lending transactions in the form of cash and on open terms in the amount of $19,307. This cash collateral is reinvested in a registered money market fund and is not available for general corporate purposes.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

At December 31, 2013 and 2012, the Company had variable annuities with minimum guaranteed benefits as follows:

	Subjected		Reinsurance
	Account	Amount of	Reserve
Benefit and Type of Risk	Value	Reserve Held	Credit
December 31, 2013
Guaranteed Minimum Withdrawal Benefit	$5,310,395	$41,397	$—
Guaranteed Minimum Death Benefit	1,600,493	2,659	1,308
December 31, 2012
Guaranteed Minimum Withdrawal Benefit	$4,849,846	$131,770	$—
Guaranteed Minimum Death Benefit	1,373,096	7,639	1,978

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary first-year business	$208	$188	$20
Ordinary renewal business	138,879	1,259	137,620
Group life business	527	113	414
Credit life	252	—	252
Reinsurance ceded	(132,124)	—	(132,124)

Total life and annuity	7,742	1,560	6,182
Accident and health	4,284	—	4,284

	$12,026	$1,560	$10,466

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary first-year business	$312	$278	$34
Ordinary renewal business	153,131	1,350	151,781
Group life business	664	127	537
Credit life	235	—	235
Reinsurance ceded	(146,264)	—	(146,264)

Total life and annuity	8,078	1,755	6,323
Accident and health	4,974	—	4,974

	$13,052	$1,755	$11,297

The Company anticipates investment income as a factor in premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2013 and 2012, the Company had insurance in force aggregating $15,580,513 and $12,243,276, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the New York Department of Financial Services. The Company established policy reserves of $58,739 and $92,244 to cover these deficiencies as of December 31, 2013 and 2012, respectively.

9. Capital and Surplus

At December 31, 2013 and 2012, the Company had 44,175 shares of 6% non-voting, non-cumulative preferred stock issued and outstanding. Aegon owns 38,609 shares and TLIC owns 5,566 shares. Par value is $10 per share, and the liquidation value is $1,286.72 per share.

The preferred stock shareholders are entitled to receive non-cumulative dividends at the rate of 6% per year of an amount equal to the sum of (1) the par value plus (2) any additional paid-in capital for such preferred stock. Dividends are payable annually in December. The amount of dividends unpaid at December 31, 2013 was $430. The preferred shares have preference as to dividends and upon dissolution or liquidation of the Company.

The Company is subject to limitations, imposed by the State of New York, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such a

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

dividend, the maximum payment which may be made in 2014, without prior approval of insurance regulatory authorities, is $93,458.

On December 21, 2011, the Company paid a preferred stock dividend and a common stock dividend of $3,410 and $296,590, respectively, to its parent companies, Aegon and TLIC. Of the common stock dividend amount, $76,057 was considered an ordinary dividend and $220,533 was considered an extraordinary dividend. Of the total $300,000 preferred and common stock dividends, Aegon received $262,200 and TLIC received $37,800. The Company did not pay any dividends during 2012 and 2013.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

On May 2, 2008, the Company received $150,000 from Aegon in exchange for surplus notes. The Company received approval from the Superintendent of Insurance of the New York Department of Financial Services prior to the issuance of the surplus notes, as well as the December 31, 2013, 2012 and 2011 interest payments. These notes are due 20 years from the date of issuance at an interest rate of 6.25% and are subordinate and junior in the right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company.

Additional information related to the outstanding surplus notes at December 31, 2013 and 2012 is as follows:

For Year	Balance	Interest Paid	Cumulative	Accrued
Ending	Outstanding	Current Year	Interest Paid	Interest
2013	$150,000	$9,375	$53,125	$—
2012	150,000	9,375	43,750	—

The Company held special surplus funds in the amount of $8,085 and $6,660, as of December 31, 2013 and 2012, respectively, for annuitant mortality fluctuations as required under New York Regulation 47, Separate Account and Separate Account Annuities.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $416,442 and $238,014 were on loan under securities lending agreements. At December 31, 2013, the collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $430,659 and $257,972 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$430,771
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	430,771
Securities received	—

Total collateral received	$430,771

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$51,302	$51,302
30 days or less	206,980	206,962
31 to 60 days	65,413	65,413
61 to 90 days	74,097	74,095
91 to 120 days	5,406	5,407
121 to 180 days	27,480	27,480
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	430,678	430,659
Securities received	—	—

Total collateral reinvested	$430,678	$430,659

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $430,668 (fair value of $430,659) that are currently tradable securities that could be sold and used to pay for the $430,771 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $9, $9 and $8 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company’s allocation of benefits expense for the years ended December 31, 2013, 2012 and 2011 was $6 for each year, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company’s allocation of postretirement expenses was negligible for the years ended December 31, 2013, 2012 and 2011.

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

In accordance with an agreement between Aegon and the Company, Aegon will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by Aegon as needed.

The Company is party to a service agreement with TLIC, in which the Company receives services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is party to a Management and Administrative and Advisory agreement with Aegon USA

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

Realty Advisors, Inc. (Advisor) whereby Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $31,069, $24,579 and $23,065, respectively, for these services, which approximates cost.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $4,380, $2,699 and $1,688 for these services during 2013, 2012 and 2011, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $9,336, $5,633 and $4,411 for the years ended December 31, 2013, 2012 and 2011, respectively.

Payables to and receivables from affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid (received) net interest of $7, $(12) and $11, respectively, to (from) affiliates. At December 31, 2013 and 2012, the Company reported a net amount of $365 payable to and $87,032 due from affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days.

At December 31, 2013 and 2012, the Company had short-term intercompany notes receivable of $50,000 and $54,700 as follows. The Company did not have any short-term intercompany notes receivable at December 31, 2011. In accordance with SSAP No. 25, Accounting for and Disclosures about Transactions with Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
December 31, 2013
AEGON	$50,000	May 21, 2014	0.10%
December 31, 2012
AEGON	$54,700	April 25, 2013	0.12%

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operations. Information regarding these entities is as follows:

Total Direct
Name and Address of Managing			Types of	Types of	Premiums
General Agent or Third-Party		Exclusive	Business	Authority	Written/
Administrator	FEIN	Contract	Written	Granted	Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C,B,P,U	$52,545

C-	Claims Payment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $52,545, $36,282 and $20,974, respectively, of direct premiums written by The Vanguard Group, Inc.

14. Commitments and Contingencies

The Company has contingent commitments of $21,212 and $14,317, at December 31, 2013 and 2012, respectively, to provide additional funding for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $9,559 and $2,127 at December 31, 2013 and 2012, respectively.

Private placement commitments outstanding as of December 31, 2013 and 2012 were $32,000 and $11,715, respectively.

There were no securities acquired on a “to be announced” (TBA) basis at December 31, 2013 and 2012.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted to the Company as of December 31, 2013 and 2012, respectively, was $0 and $20,331. In addition, securities in the amount of $8,352 and $19,891 were also posted to the Company as of December 31, 2013 and 2012, respectively, which were not included in the financials of the Company. Noncash collateral is not to be recognized by the recipient unless that collateral is sold or repledged or the counterparty defaults.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $8,680 and $34,002 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The Company had an offsetting premium tax benefit of $4,679 and $16,319 at December 31, 2013 and 2012, respectively. The guaranty fund expense was $3,437, $174 and $9,674 for the years ended December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. As of December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $20,491 and $63,548, respectively. The Company had an outstanding liability for borrowed money in the amount $20,029 and $67,407 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

Transamerica Financial Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Data)

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$19,970
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	19,970
Securities received	—

Total collateral received	$19,970

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

16. Subsequent Event

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee payable on September 30, 2014 to be $41. This assessment is not expected to have a material impact on risk based capital in 2014.

Statutory-Basis Financial

Statement Schedules

Transamerica Financial Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

SCHEDULE I

			Amount at
			Which Shown
		Fair	in the
Type of Investment	Cost (1)	Value	Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$724,271	$706,791	$725,734
States, municipalities and political subdivisions	117,278	120,226	117,278
Foreign governments	160,850	157,972	155,936
Hybrid securities	107,181	109,269	107,181
All other corporate bonds	6,512,287	6,828,589	6,507,955
Preferred stocks	1,706	2,715	1,706

Total fixed maturities	7,623,573	7,925,562	7,615,790
Equity securities
Common stocks:
Industrial, miscellaneous and all other	1,616	1,954	1,954

Total common stocks	1,616	1,954	1,954
Mortgage loans on real estate	551,082		551,082
Policy loans	64,552		64,552
Other long-term investments	72,199		72,199
Cash, cash equivalents and short-term investments	74,946		74,946
Securities lending reinvested collateral assets	430,678		430,678

Total investments	$8,818,646		$8,811,201

Transamerica Financial Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

						Benefits,
						Claims
	Future Policy		Policy and		Net	Losses and	Other
	Benefits and	Unearned	Contract	Premium	Investment	Settlement	Operating
	Expenses	Premiums	Liabilities	Revenue	Income*	Expenses	Expenses*
Year ended December 31, 2013
Individual life	$869,381	$—	$21,570	$125,537	$46,663	$149,294	$78,876
Individual health	36,307	5,860	6,458	50,477	2,503	33,298	18,435
Group life and health	133,342	1,612	7,592	47,312	7,480	31,284	17,048
Annuity	6,261,077	—	407	5,023,344	350,234	3,923,268	1,380,349

	$7,300,107	$7,472	$36,027	$5,246,670	$406,880	$4,137,144	$1,494,708

Year ended December 31, 2012
Individual life	$800,856	$—	$13,664	$112,965	$43,911	$114,108	$111,558
Individual health	33,163	5,194	6,159	46,142	2,470	25,920	17,866
Group life and health	126,870	1,701	7,042	47,758	7,248	29,613	14,835
Annuity	6,685,096	—	437	4,733,483	373,499	3,898,240	1,107,739

	$7,645,985	$6,895	$27,302	$4,940,348	$427,128	$4,067,881	$1,251,998

Year ended December 31, 2011
Individual life	$747,711	$—	$17,650	$(392,806)	$57,137	$(244,361)	$195,549
Individual health	29,871	5,405	10,749	39,862	2,680	23,875	20,769
Group life and health	121,400	1,764	6,654	40,610	7,514	21,200	18,354
Annuity	6,908,679	—	551	4,738,804	396,199	3,945,524	1,314,829

	$7,807,661	$7,169	$35,604	$4,426,470	$463,530	$3,746,238	$1,549,501

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Financial Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

			Assumed		Percentage
		Ceded to	From		of Amount
	Gross	Other	Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net
Year ended December 31, 2013
Life insurance in force	$20,734,490	$205,473,655	$202,415,889	$17,676,724	1145%

Premiums:
Individual life	$142,754	$538,079	$520,862	$125,537	415%
Individual health	51,221	950	206	50,477	0%
Group life and health	59,787	15,247	2,772	47,312	6%
Annuity	5,015,369	148	8,123	5,023,344	0%

	$5,269,131	$554,424	$531,963	$5,246,670	10%

Year ended December 31, 2012
Life insurance in force	$19,518,201	$247,623,959	$244,178,985	$16,073,227	1519%

Premiums:
Individual life	$133,277	$641,531	$621,218	$112,964	550%
Individual health	47,094	1,046	94	46,142	0%
Group life and health	55,273	10,883	3,369	47,759	7%
Annuity	4,724,707	100	8,876	4,733,483	0%

	$4,960,351	$653,560	$633,557	$4,940,348	13%

Year ended December 31, 2011
Life insurance in force	$18,982,172	$260,580,996	$257,168,145	$15,569,321	1652%

Premiums:
Individual life	$127,831	$1,127,302	$606,665	$(392,806)	-154%
Individual health	43,652	3,938	148	39,862	0%
Group life and health	51,067	14,350	3,893	40,610	10%
Annuity	4,727,987	134	10,951	4,738,804	0%

	$4,950,537	$1,145,724	$621,657	$4,426,470	14%

STATEMENT OF ADDITIONAL INFORMATION

May 1, 1993

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

FLEXIBLE PREMIUMS - NONPARTICIPATING

Issued by

ML LIFE INSURANCE COMPANY OF NEW YORK

Home Office: 717 Fifth Avenue, New York, New York 10022

Phone: (800) 333-6524

Offered through

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Premiums for the Contract described in the Prospectus will be allocated to the ML of New York Variable Annuity Separate Account (“Variable Account”), a segregated investment account of ML Life Insurance Company of New York, unless allocation to the Fixed Account is selected. Premiums and Contract values allocated to the Variable Account will be invested in certain Funds you select of the Merrill Lynch Variable Series Funds, Inc., except that, for the first 14 days following the date of issue, such premiums will be allocated to the Reserve Assets Fund Sub-Accounts. You bear the full investment risk with respect to such investments.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus of the Variable Account, dated May 1, 1993. The Prospectus may be obtained without charge by writing or calling ML Life Insurance Company of New York at the address or phone number set forth above.

PART B

INFORMATION REQUIRED IN A STATEMENT

OF ADDITIONAL INFORMATION

GENERAL INFORMATION AND HISTORY

ML Life Insurance Company of New York (“ML of New York”) is a stock life insurance company organized under the laws of the State of New York in 1973. Prior to September 11, 1991 ML of New York conducted its business under the name Royal Tandem Life Insurance Company. The name change was effected under the authority of the New York Insurance Department.

PRINCIPAL UNDERWRITER

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of ML of New York, performs all sales and distribution functions regarding the Contracts and may be deemed the principal underwriter of ML of New York Variable Annuity Separate Account (the “Variable Account’) under the Investment Company Act of 1940. The offering of the Contracts is limited to the assumption reinsurance of the Contracts previously issued by Family Life Insurance Company. The offering of the interest under the Contracts is continuous. For the years ended December 31, 1992 and 1991, Merrill Lynch, Pierce, Fenner  & Smith Incorporated received in connection with the sale of the Contracts $2,675 and $24, respectively.

FINANCIAL STATEMENTS

The financial statements of ML of New York included in this Statement of Additional Information should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of ML of New York to meet any obligations it may have under the Contract.

ADMINISTRATIVE SERVICES ARRANGEMENTS

ML of New York has entered into a Service Agreement with its parent, Merrill Lynch Insurance Group, Inc. (“MLIG”) pursuant to which ML of New York can arrange for MLIG to provide directly or through affiliates certain services. Pursuant to this agreement, ML of New York has arranged for MLIG to provide certain administrative services for the Account and the Contracts, and MLIG, in turn, has arranged for a subsidiary, Merrill Lynch Insurance Group Services, Inc. (“MLIG Services”), to provide these services. Compensation for these services, which will be paid by ML of New York, will be based on the charges and expenses incurred by MLIG Services, and will reflect MLIG Services’ actual costs. For the years ended December 31, 1992, 1991 and 1990, ML of New York paid administrative services fees of $5.4 million, $5.0 million and $1.4 million respectively.

PART C		OTHER INFORMATION

Item 24.		Financial Statements and Exhibits

	(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

	(b)	Exhibits:

		(1)	(a)	Resolution of the Board of Directors establishing the ML of New York Variable Annuity Separate Account. Note 7

			(b)	Resolution of the Board of Directors of ML Life Insurance Company of New York Renaming the Variable Account as the ML of New York Variable Annuity Separate Account. Note 7

			(c)	Resolution of Board of Directors of Transamerica Financial Life Insurance Company Approving the Plan of Merger with Transamerica Advisors Life Insurance Company of New York. Note 7

			(d)	Resolution of the Board of Directors of Transamerica Advisors Life Insurance Company of New York Approving Plan of Merger with Transamerica Financial Life Insurance Company. Note 7

		(2)		Not Applicable.

		(3)	(a)	Amended and Restated Principal Underwriting Agreement - Transamerica Financial Life Insurance Company and Transamerica Capital, Inc. Note 1

			(b)	Form of Broker/Dealer Life Insurance Company Product Sales Agreement by and between TCI Securities Corporation and the Broker/Dealer. Note 2

		(4)	(a)	Form of Contract. Note 7

			(b)	Form of Endorsements. Note 7

			(c)	Form of Assumption Certificates. Note 7

		(5)	(a)	Form of Application. Note 7

		(6)	(a)	Articles of Incorporation of Transamerica Financial Life Insurance Company. Note 3

			(b)	ByLaws of Transamerica Financial Life Insurance Company. Note 3

		(7)	Assumption Reinsurance Agreement Between Merrill Lynch Life Insurance Company, Tandem Insurance Group, Inc. and Royal Tandem Life Insurance Company and Family Life Insurance Company. Note 7

		(8)	(a)	Participation Agreement (BlackRock). Note 4

			(a)(1)	Amendment No. 5 to Participation Agreement (BlackRock). Note 4

			(a)(2)	Amendment to Fund Participation Agreement (BlackRock). Note 4

			(a)(3)	Amendment to Agreements (BlackRock Confidential Information). Note 5

			(a)(4)	Amendment No. 8 to Participation Agreement (BlackRock). Note 6

		(9)		Opinion of Counsel. Note 7

		(10)		Consent of Independent Registered Public Accounting Firm. Note 7

	(11)	Not applicable.

	(12)	Not applicable.

	(13)	Powers of Attorney. Elizabeth Belanger, Steven E. Frushtick, John T. Mallett, Eric J. Martin, Marc Cahn, C. Michiel van Katwijk, Peter G. Kunkel, William Brown, Jr. and Peter P. Post. Note 7

Note 1.	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-187916) filed on April 15, 2013.

Note 2.	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-185574) filed on December 20, 2012.

Note 3.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to form N-4 Registration Statement (File No. 333-172715) filed on May 6, 2011.

Note 4.	Incorporated herein by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (file No. 333-69220) filed on December 3, 2010.

Note 5.	Incorporated herein by reference to Post-Effective Amendment No. 36 to Form N-4 Registration Statement (File No. 33-43773) dated September 10, 2012.

Note 6.	Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 333-119611) filed on April 21, 2014.

Note 7.	Filed herewith.

Item 25.	Directors and Officers of the Depositor (Transamerica Financial Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor
William Brown, Jr. 14 Windward Avenue White Plains, NY 10605	Director

Steven E. Frushtick 500 5th Avenue New York, NY 10110	Director

Peter P. Post 36 Brookridge Drive Greenwich, CT 06830	Director

Marc Cahn 440 Mamaroneck Avenue Harrison, NY 10528	Director, Senior Vice President, Assistant Secretary and Division General Counsel

Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Controller

Peter G. Kunkel 440 Mamaroneck Avenue Harrison, NY 10528	Director, President and Chairman of the Board

Elizabeth Belanger 440 Mamaroneck Avenue Harrison, NY 10528	Director and Vice President

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Senior Vice President and Treasurer

John T. Mallett 4333 Edgewood Rd, N.E. Cedar Rapids, IA 52499	Director and Vice President

Darin D. Smith 4333 Edgewood Rd. N.E. Cedar Rapids, IA 52499	Vice President, Assistant Secretary and Managing Assistant General Counsel

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

44764 Yukon Inc.	Canada	100% Creditor Resources, Inc.	Holding company

AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada ULC	Canada	AEGON Canada Holding B.V. owns 174,588,712 shares of Common Stock; 1,500 shares of Series II Preferred stock; 2 shares of Series III Preferred stock. TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B - Series I Preferred stock.	Holding company

AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor

AEGON-CMF GP, LLC	Delaware	Transamerica Realty Services, Inc. is sole Member	Investment in commercial mortgage loans

AEGON Core Mortgage Fund, LP	Delaware	Partners: AEGON USA Realty Advisors, LLC (99%); AEGON-CMF GP, LLC (1%)	Investment in mortgages

AEGON Direct & Affinity Marketing Services Australia Pty Limited	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

AEGON Direct & Affinity Marketing Services Co., Ltd.	Japan	100% AEGON DMS Holding B.V.	Marketing company

AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct & Affinity Marketing Services (Thailand) Limited	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand

AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company

AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government.

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager

AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (91.2389%) ; Monumental Life Insurance Company (8.7611%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies.

AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company

AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services

AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% member; Cupples State LIHTC Investors, LLC - 1% member; TAH Pentagon Funds, LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Garnet LIHTC Fund XXXV, LLC - sole Member	Affordable housing

ARV Pacific Villas, A California Limited Partnership	California	Partners: Transamerica Affordable housing - 0.05% General Partner; non-AEGON affiliate, Jamboree Housing Corporation - 0.05% Managing General Partner; Transamerica Life Insurance Company - 67% Limited Partner; Monumental Life Insurance Company - 32% Limited Partner	Property

Asia Business Consulting Company	China	100% Asia Investments Holdings, Limited	Provide various services upon request from Beijing Dafu Insurance Agency.

Asia Investment Holding Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company

AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company

AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Monumental Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Beijing Dafu Insurance Agency Co. Ltd.	Peoples Republic of China	10% owned by WFG China Holdings, Inc.; 90% owned by private individual (non-AEGON associated)	Insurance Agency

Canadian Premier Life Insurance Company	Canada	100% Transamerica Life Canada	Insurance company

CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Clark, LLC	Delaware	Sole Member - Diversified Retirement Corporation	Holding company

Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm

Clark Investment Strategies, inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor

Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer

Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company

Consumer Membership Services Canada Inc.	Canada	100% AEGON Canada ULC	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Company	Credit insurance

CRI Canada Ltd.	Canada	44764 Yukon Inc. owns all preferred shares of stock; various non-AEGON entities/investors own comon shares of stock	Holding company

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments

Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production

FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Fong LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Fourth & Market Funding, LLC	Delaware	Commonwealth General Corporation owns 0% participating percentage, but is Managing Member. Ownership: 99% Monumental Life Insurance Company and 1% Garnet Assurance Corporation II	Inactive

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Invesments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); ING USA Annuity and Life Insurance company, a non-affiliate of AEGON (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).	Investments

Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Brank and Trust Company (18.1714%)	Investments

Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Real estate investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: non-AEGON affiliate, U.S. Bancorp Community Development Corporation (99.99%); Garnet Community Investments XXXIV, LLC (.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Sole Member - Garnet Community Investments XXXVIII, LLC	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Sole Member - Garnet Community Investments XXXIX, LLC	Investments

Garnet LIHTC Fund XL, LLC	Delaware	Sole Member - Garnet Community Investments XL, LLC	Investments

Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance

Harbor View Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable housing, Inc. (non-owner manager); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); Central Valley Coalition for Affordable housing (.0033% co-managing general partner); Grant Housing and Economic Development Corporation (.0033% managing partner)	Affordable housing

Intersecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Interstate North Office Park GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Company	Leases business equipment

LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Legacy General Insurance Company	Canada	100% AEGON Canada ULC	Insurance company

Life Investors Alliance LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Company	Trust company

McDonald Corporate Tax Credit Fund IV Limited Partnership	Delaware	Partners: Monumental Life Insurance Company - 99.9% General Partner; TAH-McD IV, LLC - 0.10% General Partner	Tax credit fund

MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding Company	Provides financial counseling for employees and agents of affiliated companies

Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Viriginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator

Monumental Life Insurance Company	Iowa	87.72% Commonwealth General Corporation; 12.28% AEGON USA, LLC	Insurance Company

nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary

Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate

Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Realty Information Systems, Inc.	Iowa	100% Transamerica Realty Services, LLC	Information Systems for real estate investment management

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Retirement Project Oakmont	California	General Partner: Transamerica Oakmont Retirement Associates, a CA limited partnership; Transamerica Life Insurance Company (limited partner); and Oakmont Gardens, a CA limited partnership (non-AEGON entity limited partner). General Partner of Transamerica Oakmont Retirement Associates is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartment complex

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Selient Inc.	Canada	100% AEGON Canada ULC	Application service provider providing loan origination platforms to Canadian credit unions.

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Dormant

Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance

St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAHP Fund I, LLC	Delaware	Sole Member - Monumental Life Insurance Company	Real estate investments

TAHP Fund II, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estatement investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	100% AEGON International B.V.	Voting Trust

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

THH Acquisitions, LLC	Iowa	Sole Member - Investors Waranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.

TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Aquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed read estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

Transamerica Advisors Life Insurance Company of New York	New York	100% AEGON USA, LLC	Insurance company

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary

Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements

Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Company	Broker/Dealer

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Consultants Private Limited	India	99.95% AEGON DMS Holding B.V.; non-AEGON affiliate, Keshav Sunderraj owns .05%	Marketing consultant

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions Corporation	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company

Transamerica Life Insurance Company	Iowa	676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation; 30,564 shares of Preferred Stock owned by AEGON USA, LLC	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Transamerica Oakmont Retirement Associates	California	General Partner is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartments

Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Investment advisor

Transamerica Retirement Insurance Agency, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Conduct business as an insurance agency.

Transamerica Retirement Solutions Corporation	Delaware	100% AUSA Holding Company	Retirement plan services.

Transamerica Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency

Universal Benefits, LLC	Iowa	100% AUSA Holding Company	Third party administrator

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding Company	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (82.35%); Monumental Life Insurance Company (16.16%); Transamerica Financial Life Insurance Company (1.49%) Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27. Number of Contract Owners

As of April 30, 2014, there were 9 Owners of the Contracts.

Item 28. Indemnification

The New York Code (Sections 721 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters–

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account. ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC and Separate Account VL E. This account is a separate account of Monumental Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios, and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Thomas A. Swank	(1)	Director

Michael W. Brandsma	(2)	Director, President and Chief Financial Officer

David W. Hopewell	(1)	Director

David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer

Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer

Courtney John	(2)	Chief Compliance Officer and Vice President

Amy Angle	(3)	Assistant Vice President

Elizabeth Belanger	(4)	Assistant Vice President

Dennis P. Gallagher	(5)	Assistant Vice President

Christy Rissin	(5)	Assistant Vice President

Brenda L. Smith	(5)	Assistant Vice President

Darin D. Smith	(1)	Assistant Vice President

Lisa Wachendorf	(1)	Assistant Vice President

Arthur D. Woods	(5)	Assistant Vice President

Jeffrey T. McGlaun	(3)	Assistant Treasurer

Carrie N. Powicki	(2)	Secretary

C. Michael van Katwijk	(3)	Treasurer

Wesley J. Hodgson	(2)	Vice President

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

(c)	Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	$974	0	0	0

(1)	Fiscal Year 2013

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Financial Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica at the address or phone number listed in the Prospectus.

(d)	Transamerica Financial Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Financial Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 1 day of July, 2014.

ML OF NEW YORK VARIABLE ANNUITY
SEPARATE ACCOUNT
TRANSAMERICA FINANCIAL LIFE
INSURANCE COMPANY
Depositor

Peter G. Kunkel*
Director, President and Chairman of the Board

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Director
William Brown, Jr.*		, 2014

Director
Steven E. Frushtick*		, 2014

Director
Peter P. Post*		, 2014

Director, Chairman of the Board and President
Peter G. Kunkel*		, 2014

Director, Senior Vice President, Assistant Secretary and Division General Counsel
Marc Cahn*		, 2014

Director and Vice President
Elizabeth Belanger*		, 2014

Director and Vice President
John T. Mallett*		, 2014

Senior Vice President and Treasurer
C. Michiel van Katwijk*		, 2014

Controller
Eric J. Martin*		, 2014

/s/ Darin D. Smith Darin D. Smith	Vice President, Assistant Secretary and Managing Assistant General Counsel	July 1, 2014

*	By: Darin D. Smith – Attorney-in-Fact pursuant to Powers of Attorney filed previously and herewith.

Registration No.

333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

ML OF NEW YORK VARIABLE ANNUITY SEPARATE ACCOUNT

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*

(l)(a)	Resolution of Board of Directors Establishing the ML of New York Variable Annuity Separate Account

(1)(b)	Resolution of the Board of Directors of ML Life Insurance Company of New York Renaming the Variable Account as the ML of New York Variable Annuity Separate Account

(1)(c)	Resolution of the Board of Directors of Transamerica Financial Life Insurance Company Approving the Plan of Merger with Transamerica Advisors Life Insurance Company of New York

(1)(d)	Resolution of Transamerica Advisors Life Insurance Company of New York Approving Plan of Merger with Transamerica Financial Life Insurance Company

(4)(a)	Form of Contract

(4)(b)	Form of Endorsements

(4)(c)	Form of Assumption Certificates

(5)	Form of Application

(7)	Assumption Reinsurance Agreement between Merrill Lynch Life Insurance Company, Tandem Insurance Group, Inc. and Royal Tandem Life Insurance Company and Family Life Insurance Company

(9)	Opinion of Counsel

(10)	Consent of Independent Registered Public Accounting Firm

(13)	Powers of Attorney

*	Page numbers included only in manually executed original.